   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 23, 1996
                                                     REGISTRATION NO. 333-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     Under
                           THE SECURITIES ACT OF 1933
                             ---------------------
                        SYKES ENTERPRISES, INCORPORATED
             (Exact name of registrant as specified in its charter)

           FLORIDA                                737                              56-1383460
(State or other jurisdiction         (Primary Standard Industrial               (I.R.S. Employer
              of                      Classification Code Number)              Identification No.)
      incorporation or
         organization)

                       100 NORTH TAMPA STREET, SUITE 3900
                              TAMPA, FLORIDA 33602
                                 (813) 274-1000
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                             ---------------------
                                SCOTT J. BENDERT
         VICE PRESIDENT-FINANCE, TREASURER AND CHIEF FINANCIAL OFFICER
                        SYKES ENTERPRISES, INCORPORATED
                       100 NORTH TAMPA STREET, SUITE 3900
                              TAMPA, FLORIDA 33602
                                 (813) 274-1000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ---------------------
                                   Copies to:

              MARTIN A. TRABER, ESQ.                            MICHAEL L. JAMIESON, ESQ.
                  FOLEY & LARDNER                                   HOLLAND & KNIGHT
        100 NORTH TAMPA STREET, SUITE 2700                 400 NORTH ASHLEY DRIVE, SUITE 2300
               TAMPA, FLORIDA 33602                               TAMPA, FLORIDA 33602
                  (813) 229-2300                                     (813) 227-8500

                             ---------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of this prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                             ---------------------
                        CALCULATION OF REGISTRATION FEE

- ------------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------------
                                                              PROPOSED         PROPOSED
                                             AMOUNT           MAXIMUM          MAXIMUM         AMOUNT OF
       TITLE OF EACH CLASS OF                 TO BE        OFFERING PRICE AGGREGATE OFFERING   REGISTRATION
    SECURITIES TO BE REGISTERED           REGISTERED(1)     PER SHARE(2)       PRICE(2)          FEE(1)
- ------------------------------------------------------------------------------------------------------------
Common Stock $0.01 par value........    2,990,000 shares       $44.00        $131,560,000       $45,366
- ------------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------------

(1) Includes 390,000 shares of Common Stock issuable upon exercise of an over-allotment option granted to the Underwriters.
(2) Calculated pursuant to Rule 457(c) based on the average of the high and low prices reported on September 16, 1996.
                             ---------------------
     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                        SYKES ENTERPRISES, INCORPORATED

        CROSS REFERENCE SHEET PURSUANT TO ITEM 501(B) OF REGULATION S-K
SHOWING THE LOCATION IN THE PROSPECTUS OF INFORMATION REQUIRED BY ITEMS IN FORM
                                      S-1

                                                                 CAPTION OR LOCATION
           PURSUANT TO ITEM NUMBER IN FORM S-1                      IN PROSPECTUS
    --------------------------------------------------  -------------------------------------
  1. Forepart of Registration Statement and Outside
    Front Cover Page of Prospectus....................  Outside Front Cover Page
  2. Inside Front and Outside Back Cover Pages of
    Prospectus........................................  Inside Front Cover Page; Back Cover
                                                        Page
  3. Summary Information, Risk Factors and Ratio of
    Earnings to Fixed Charges.........................  Prospectus Summary; Risk Factors
  4. Use of Proceeds................................... Prospectus Summary; Use of Proceeds
  5. Determination of Offering Price................... Not Applicable
  6. Dilution.......................................... Not Applicable
  7. Selling Security Holders.......................... Principal and Selling Shareholders
  8. Plan of Distribution.............................. Underwriting
  9. Description of Securities to be Registered........ Description of Capital Stock
 10. Interests of Named Experts and Counsel............ Not Applicable
 11. Information With Respect to the Registrant........ Front Cover Page; Prospectus Summary;
                                                        Price Range of Common Stock; Dividend
                                                        Policy; Selected Consolidated
                                                        Financial Data; Additional
                                                        Consolidated Financial Information;
                                                        Management's Discussion and Analysis
                                                        of Financial Condition and Results of
                                                        Operations; Business; Management;
                                                        Principal and Selling Shareholders;
                                                        Certain Transactions; Description of
                                                        Capital Stock; Shares Eligible for
                                                        Future Sale; Index to Consolidated
                                                        Financial Statements
 12. Disclosure of Commission Position on
    Indemnification for Securities Act Liabilities....  Not Applicable

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS      SUBJECT TO COMPLETION, DATED SEPTEMBER 23, 1996
                                2,600,000 SHARES

                     (LOGO) SYKES ENTERPRISES INCORPORATED

                                  COMMON STOCK
                             ---------------------

     Of the 2,600,000 shares of Common Stock offered hereby, 1,553,320 shares are being offered by Sykes Enterprises, Incorporated and 1,046,680 shares are being offered by Selling Shareholders. See "Principal and Selling Shareholders." The Company will not receive any proceeds from the sale of Common Stock being offered by the Selling Shareholders.

     The Common Stock is traded on the Nasdaq National Market under the symbol "SYKE." On September 20, 1996, the last reported sale price of the Common Stock was $47 3/4 per share. Except as indicated to the contrary, all information in this Prospectus has been restated to reflect a 3-for-2 stock split in the form of a stock dividend effected on July 28, 1996. See "Price Range of Common Stock."

                             ---------------------

      SEE "RISK FACTORS" ON PAGES 7 THROUGH 11 FOR A DISCUSSION OF CERTAIN
          FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

                             ---------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
              PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
                             A CRIMINAL OFFENSE.

- -----------------------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------------------
                                               PRICE         UNDERWRITING      PROCEEDS      PROCEEDS TO
                                                TO          DISCOUNTS AND         TO           SELLING
                                              PUBLIC        COMMISSIONS(1)    COMPANY(2)     SHAREHOLDERS
- -----------------------------------------------------------------------------------------------------------
Per Share............................            $                $               $               $
- -----------------------------------------------------------------------------------------------------------
Total(3).............................            $                $               $               $
- -----------------------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------------------

(1) The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses, estimated at $500,000, all of which are payable by the Company.
(3) The Company has granted the Underwriters a 30-day option to purchase up to 390,000 additional shares of Common Stock on the same terms and conditions as the Common Stock offered hereby, solely to cover over-allotments, if any. If the option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, and Proceeds to Company will be
     $     , $     and $     , respectively. See "Underwriting."

                             ---------------------

     The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to other conditions including the right of the Underwriters to withdraw, cancel, modify or reject any order in whole or in part. It is expected that delivery of
the shares will be made on or about November   , 1996 at the office of Raymond
James & Associates, Inc., St. Petersburg, Florida.

RAYMOND JAMES & ASSOCIATES, INC.

                             ROBERT W. BAIRD & CO.
                                  INCORPORATED

                                                         OPPENHEIMER & CO., INC.
                  THE DATE OF THIS PROSPECTUS IS      , 1996.

                               [INSERT MAP HERE]

                             ---------------------

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON NASDAQ IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and consolidated financial statements (including the notes thereto) contained elsewhere in this Prospectus. Unless otherwise noted, the information in this Prospectus does not give effect to the exercise of the Underwriters' over-allotment option, and gives retroactive effect to a 3-for-2 stock split in the form of a stock dividend effected on July 28, 1996. Except where the context otherwise requires, the terms "SEi" and the "Company" as used in this Prospectus refer to Sykes Enterprises, Incorporated, a Florida corporation, and its subsidiaries. Effective August 1, 1994, the Company changed its fiscal year end from July 31 to December 31. This Prospectus contains forward-looking statements that involve risks and uncertainties. Future events and the Company's actual results could differ materially from the results reflected in these forward-looking statements, as a result of certain of the factors set forth in "Risk Factors" and elsewhere in this Prospectus.

                                  THE COMPANY

     Sykes Enterprises, Incorporated ("SEi" or the "Company") provides a wide array of information technology outsourcing services, including information technology support services and information technology development services and solutions. The Company's services are provided at various stages during the life cycle of computer hardware and software products. Through its state-of-the-art technical support call centers ("IT call centers"), the Company provides information technology support services (i) to leading computer hardware and software companies by providing technical product support services to end users of their products and (ii) to major companies by providing help desk services to their employees. Through its staff of technical professionals, the Company also provides information technology development services and solutions to large corporations, on a contract or temporary staffing basis, including software design, development, integration and implementation; systems support and maintenance; and documentation, foreign language translation and software localization. The integration of these services provides SEi's customers the opportunity to outsource a broad range of their information technology services needs to the Company. Current customers of SEi include Apple, Digital Equipment, Disney, Gateway, Hewlett Packard, IBM, Monsanto and NationsBank.

     In 1993, in an effort to capitalize on the trend toward outsourcing information technology services, the Company focused its strategic direction exclusively on the information technology services marketplace and broadened its array of services. Pursuant to this strategy, SEi began providing information technology support services by opening IT call centers and began phasing out its non-information technology services, including administrative services provided to a major customer. The phase-out was substantially completed in 1995. Recently, revenues from information technology support services have grown rapidly through the opening of three IT call centers in 1994 (including an IT call center in Amsterdam, The Netherlands), two in late 1995 and one in 1996. The Company expects continued growth from two additional IT call centers currently under construction which are anticipated to open late in the third and fourth quarters of 1996. SEi's domestic IT call centers are stand-alone facilities, each modeled after the same prototype. The Company's strategy of locating its domestic IT call centers in smaller communities, typically near a college or university, has enabled the Company to benefit from a relatively low cost structure and a technically proficient, stable work force. SEi estimates that its existing IT call centers, including the two IT call centers in Sweden acquired in the Company's July 1996 acquisition of Datasvar Support AB ("Datasvar"), have the capacity to process approximately 72,000 calls per day in the aggregate, up from 7,000 calls per day in January 1994, from users of hardware and software products seeking technical assistance. With the addition of the two new IT call centers currently under construction, SEi expects to have the capacity to process up to 90,000 calls per day by year-end 1996.

     The Company is committed to providing its customers with the highest quality services. To that end, the Company's IT call center in Sterling, Colorado has received ISO 9002 certification, an international standard for quality assurance and consistency in operating procedures. The Company anticipates that many of its existing and potential customers will soon require evidence of ISO 9002 certification prior to outsourcing their technical product support or help desk functions. Consequently, the Company has modeled each IT call center after ISO 9002 procedures to achieve consistency and quality. Additionally, the Company received the 1995 STAR Award in the highest call volume category. This award has been presented annually since 1988 by the Software Support Professionals Association (SSPA) to the software support company that achieves superior customer satisfaction and call metrics.

     The Company believes that outsourcing by information technology companies and companies with information technology needs will continue to grow as businesses focus on their core competencies rather than non-revenue producing activities. According to Dataquest Incorporated, an industry research firm, the market for information technology services is expected to increase from $50.7 billion in 1995 to $79.0 billion in 1999 and, in particular, the market for outsourced technical support services is expected to increase from $2.6 billion to $7.2 billion for the same periods. Additionally, rapid technological changes, significant capital requirements for state-of-the-art technology, and the need to integrate and update complex information technology systems spanning multiple generations of hardware and software components make it increasingly difficult for businesses to maintain cost-effective, quality information technology services in-house.

     To capitalize on this trend toward outsourcing, the Company has developed a strategy which includes the following key elements: (i) rapidly expand information technology support services revenues through additional IT call centers; (ii) market the Company's expanded array of services to existing customers to position SEi as a preferred vendor of outsourced services; (iii) establish a competitive advantage through the Company's proprietary, sophisticated technological capabilities; and (iv) expand its customer base through strategic alliances and selective acquisitions. As a result of the trend toward outsourcing of information technology services and the Company's success in implementing its strategy, the Company's revenues increased 39.9% from $45.1 million in 1994 to $63.1 million in 1995 and increased 63.9% from $27.7 million in the first six months of 1995 to $45.4 million in the first six months of 1996. The majority of these increases came as a result of the Company's opening of additional IT call centers. During 1993, 1994, 1995 and the first six months of 1996, information technology support services provided through IT call centers represented 4.1%, 17.1%, 42.4% and 59.1%, respectively, of the Company's revenues, reflecting the Company's recent emphasis on its information technology support services.

                              RECENT ACQUISITIONS

     The Company has completed two acquisitions since its initial public offering on April 29, 1996. On July 16, 1996, the Company expanded the information technology support services it provides to the international business community in Europe through its acquisition of Datasvar, which provides technical product support throughout Sweden, Norway, Denmark and Finland from its two IT call centers in Sweden. Datasvar had revenues of $5.3 million and $3.1 million and net income of $1.0 million and $418,000 in 1995 and the six months ended June 30, 1996, respectively. On August 30, 1996, the Company expanded the range of its technical product support capabilities through the acquisition of DiagSoft, Inc. ("DiagSoft"), which develops and markets diagnostic software applications. The Company's strategy is to capitalize on the integration of its IT call centers with DiagSoft's diagnostic software applications by (i) providing quality control solutions to personal computer manufacturers in manufacturing, assembly and product support to reduce warranty claims, (ii) using the software to further enhance the efficiency and quality of the Company's information technology support services, and (iii) enhancing the software's diagnostic capabilities to achieve direct access to broader markets, including the home and small business user. DiagSoft had revenues of $6.2 million and $3.9 million and net income (loss) of ($112,000) and $479,000 in 1995 and the six months ended June 30, 1996, respectively. After accounting for the Datasvar and DiagSoft acquisitions (the "Acquisitions") under the pooling-of-interests method of accounting, the Company had pro forma revenues of $74.6 million and $52.5 million, pro forma net income of $2.2 million and $3.6 million, and pro forma net income per share (after giving effect to the 921,819 shares issued in the Acquisitions) of $0.13 and $0.20 in 1995 and the six months ended June 30, 1996, respectively.

                                  THE OFFERING

Common Stock offered by the Company.....     1,553,320 shares

Common Stock offered by the Selling
Shareholders............................     1,046,680 shares(1)

Common Stock to be outstanding after the
Offering................................     21,833,818 shares(2)

Use of Proceeds.........................     To open additional IT call centers,
                                             make additional capital
                                             expenditures, and for working
                                             capital and general corporate
                                             purposes, including possible
                                             acquisitions. See "Use of
                                             Proceeds."

Nasdaq National Market Symbol...........     SYKE
- ---------------
(1) Includes 254,000 shares to be acquired upon the exercise of outstanding options at an exercise price of $4.53 per share. See
     "Management -- Executive Compensation" and "Principal and Selling Shareholders."

(2) Excludes 508,000 shares of Common Stock issuable upon exercise of stock options at an exercise price of $4.53 per share, and 2,050,000 shares of Common Stock reserved for future issuance under the Company's stock option plans, pursuant to which options to purchase 639,894 shares at exercise prices ranging from $10.00 to $40.40 per share will be outstanding after this offering. See "Management -- Executive Compensation."

               SUMMARY AND PRO FORMA CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                            YEARS ENDED DECEMBER 31,                            SIX MONTHS ENDED
                                -------------------------------------------------   ----------------------------------------
                                                                          PRO                                     PRO FORMA
                                                                         FORMA        JULY 2,       JUNE 30,      JUNE 30,
                                   1993          1994        1995       1995(1)         1995          1996         1996(1)
                                -----------   -----------   -------   -----------   ------------   -----------   -----------
                                (UNAUDITED)   (UNAUDITED)             (UNAUDITED)    (UNAUDITED)   (UNAUDITED)   (UNAUDITED)
STATEMENT OF INCOME DATA:
  Revenues....................    $50,188       $45,115     $63,097     $74,595       $ 27,677       $45,433       $52,467
  Direct salaries and related
    costs.....................     34,975        30,636      40,845      44,592         18,452        27,000        29,441
  General and
    administrative(2).........     12,820        11,851      16,187      22,274          7,078        11,541        14,437
  Depreciation and
    amortization..............      1,190         1,747       2,824       2,958            754         2,225         2,272
                                  -------       -------     -------     -------        -------       -------       -------
    Income from operations....      1,203           881       3,241       4,771          1,393         4,667         6,317
  Interest and other income
    (expense).................         66          (452)       (639)       (728)          (246)         (183)         (181)
                                  -------       -------     -------     -------        -------       -------       -------
    Income before income
      taxes...................      1,269           429       2,602       4,043          1,147         4,484         6,136
  Provision for income
    taxes(3)..................        583           217       1,271       1,819            540         1,745         2,500
                                  -------       -------     -------     -------        -------       -------       -------
    Net income(3).............    $   686       $   212     $ 1,331     $ 2,224       $    607       $ 2,739       $ 3,636
                                  =======       =======     =======     =======        =======       =======       =======
  Net income per share(3).....    $  0.04       $  0.01     $  0.08     $  0.13       $   0.04       $  0.16       $  0.20
                                  =======       =======     =======     =======        =======       =======       =======
  Weighted average shares
    outstanding...............     15,952        15,952      15,952      16,874         15,952        17,385        18,307
REVENUE DATA:
  Information technology
    support services..........    $ 2,080       $ 7,719     $26,750     $38,248       $  9,000       $26,838       $33,872
  Information technology
    services and solutions....     33,480        27,941      31,873      31,873         15,714        18,265        18,265
  Other services(4)...........     14,628         9,455       4,474       4,474          2,963           330           330
                                  -------       -------     -------     -------        -------       -------       -------
    Revenues..................    $50,188       $45,115     $63,097     $74,595       $ 27,677       $45,433       $52,467
                                  =======       =======     =======     =======        =======       =======       =======

                                                                                  AT JUNE 30, 1996
                                                                          --------------------------------
                                                                                      PRO          AS
                                                                          ACTUAL    FORMA(1)   ADJUSTED(5)
                                                                          -------   --------   -----------
BALANCE SHEET DATA:
  Working capital.......................................................  $34,001   $34,771     $ 106,256
  Total assets..........................................................   74,125    79,850       151,334
  Total long-term debt, less current installments.......................       --       257           257
  Total shareholders' equity............................................   52,131    53,404       124,889

- ---------------

(1) Adjusted to account for the Acquisitions (which took place after June 30, 1996) under the pooling-of-interests method of accounting. See
    "Business -- Recent Acquisitions."
(2) Includes non-cash compensation expense of $949,960 related to the grant of stock options to an executive officer in 1995. See "Management -- Executive Compensation." Excluding the effect of such expense, income from operations, income before income taxes and net income in 1995 would have been $4.2 million, $3.6 million and $1.9 million, respectively, and net income per share would have been $0.12; pro forma 1995 income from operations, income before income taxes and net income would have been $5.7 million, $5.0 million and $2.9 million, respectively, and pro forma net income per share would have been $0.17.
(3) Adjusted as if an affiliate of the Company included in the consolidated financial statements, which was an S corporation for federal income tax purposes, were subject to income taxes for all periods presented, based on the tax laws in effect during the respective periods. See Note 13 of Notes to the Company's Consolidated Financial Statements and Supplemental Consolidated Financial Statements.
(4) The phase-out of these services began in 1993 and was substantially completed in 1995. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."
(5) Adjusted to reflect the sale of 1,553,320 shares of Common Stock being offered by the Company at an assumed offering price of $47.75 per share and the exercise by a Selling Shareholder of options to acquire 254,000 shares of Common Stock at an exercise price of $4.53 per share. See "Capitalization."

                                  RISK FACTORS

     An investment in the shares of Common Stock offered hereby involves a high degree of risk. Prospective investors should consider carefully the following risk factors, as well as the other information set forth in this Prospectus. This Prospectus contains certain forward-looking statements that involve risks and uncertainties. Future events and the Company's actual results could differ materially from the results reflected in these forward-looking statements, as a result of the factors set forth below and elsewhere in this Prospectus.

DEPENDENCE ON KEY CUSTOMERS

     Approximately 34%, 29%, 16% and 12% of the Company's revenues in 1993, 1994, 1995 and the six months ended June 30, 1996, respectively, were attributable to IBM. During the first quarter of 1996, IBM instituted a policy that certain information technology services be provided through designated national vendors. The Company has entered into an agreement with such a vendor, Decision Consultants, Inc., under which certain services, previously provided directly to IBM, are being provided indirectly to IBM through this vendor. Although the Company believes its relationship with IBM will not be affected by the change in the method of providing its services to IBM, there can be no assurance that the Company will continue to provide such services. In addition, 17% of the Company's revenues in 1995 and 18% in the first six months of 1996 were attributable to Apple, which became a customer during 1994. The Company's largest ten customers accounted for approximately 70% and 68% of the Company's revenues in 1995 and the six months ended June 30, 1996, respectively. Generally, the Company's contracts are cancelable by each customer at any time or on short-term notice, and customers may unilaterally reduce their use of the Company's services under such contracts without penalty. The Company's loss of (or the failure to retain a significant amount of business with) any of its key customers could have a material adverse effect on the Company. See "Business -- Customers."

ABILITY TO MANAGE GROWTH

     The Company has rapidly expanded its operations since it began providing information technology support services through its IT call centers in 1993 and anticipates continued growth to be driven by industry trends toward outsourcing of such services. This expansion has placed significant demands on its operational, administrative and financial resources. The continued growth of the Company's customer base and the expansion of the scope of services offered by the Company can be expected to continue to place a significant strain on its resources. These resources could be further strained from the opening of new IT call centers and branch offices. The Company's future performance and profitability will depend in part on its ability to successfully attract and retain qualified management personnel to manage the growth and operations of the Company's business. There can be no assurance that the Company will have sufficient resources or otherwise be able to maintain its historic rate of growth or to maintain the quality of its services. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Management."

RECENT ACQUISITIONS AND IMPLEMENTATION OF ACQUISITION STRATEGY

     The Company has recently completed two acquisitions and intends to pursue other acquisitions. There can be no assurance that the Company will be able to successfully integrate the operations and management of recent acquisitions. Similarly, there can be no assurance that the Company will be able to consummate or, if consummated, successfully integrate the operations and management of future acquisitions. Acquisitions involve significant risks which could have a material adverse effect on the Company, including: (i) the diversion of management's attention to the assimilation of the businesses to be acquired;
(ii) the risk that the acquired businesses will fail to maintain the quality of services that the Company has historically provided; (iii) the need to implement financial and other systems and add management resources; (iv) the risk that key employees of the acquired business will leave after the acquisition; (v) potential liabilities of the acquired business; (vi) unforeseen difficulties in the acquired operations; (vii) adverse short-term effects on the Company's operating results; (viii) lack of success in assimilating or integrating the operations of acquired businesses with those of the Company; (ix) the dilutive effect of the issuance of additional equity securities; (x) the incurrence of additional debt; and (xi) the amortization of goodwill and other intangible assets involved in any acquisitions that are accounted for using the purchase method of accounting. There can be no assurance that the Company will successfully implement its acquisition strategy. Furthermore, there can be no assurance any acquisition will achieve levels of revenue and profitability or otherwise perform as expected, or be consummated on acceptable terms to enhance shareholder value. Currently, the Company has no arrangements or understandings with any party with respect to any future acquisition. The Company, however, continues to monitor acquisition opportunities. See "Business -- Recent Acquisitions."

RAPID TECHNOLOGICAL CHANGE

     The market for information technology services is characterized by rapid technological advances, frequent new product introductions and enhancements, and changes in customer requirements. The Company's future success will depend in large part on its ability to service new products, platforms and rapidly changing technology. These factors will require the Company to provide adequately trained personnel to address the increasingly sophisticated, complex and evolving needs of its customers. The Company's ability to capitalize on its acquisition of DiagSoft will depend on its ability to (i) continually enhance DiagSoft's diagnostic software and successfully integrate such software into the Company's technical product support services, (ii) adapt such software to new hardware and operating system requirements, and (iii) develop new diagnostic software products in an industry characterized by increasingly rapid product and technological obsolescence. Any failure by the Company to anticipate or respond rapidly to technological advances, new products and enhancements, or changes in customer requirements could have a material adverse effect on the Company. See "Business -- Industry Background" and "Business -- Operations."

DEPENDENCE ON QUALIFIED PERSONNEL

     The Company's business is labor intensive and places significant importance on its ability to recruit and retain qualified technical and professional personnel. The Company generally experiences high turnover of its personnel and is continuously required to recruit and train replacement personnel as a result of a changing and expanding work force. Additionally, demand for qualified professionals conversant with certain technologies is intense and may outstrip supply as new and additional skills are required to keep pace with evolving computer technology. There can be no assurance that the Company will be successful in attracting and retaining the personnel it requires to conduct its operations successfully. Failure to attract and retain such personnel could have a material adverse effect on the Company. See "Business -- Employees."

RELIANCE ON TECHNOLOGY AND COMPUTER SYSTEMS

     The Company has invested significantly in sophisticated and specialized telecommunications and computer technology, and has focused on the application of this technology to meet its clients' needs. The Company anticipates that it will be necessary to continue to invest in and develop new and enhanced technology on a timely basis to maintain its competitiveness. Significant capital expenditures may be required to keep its technology up-to-date. Investments in technology, including DiagSoft's diagnostic software and future investments in upgrades and enhancements to such software, may not necessarily maintain the Company's competitiveness. The Company's future success will also depend in part on its ability to anticipate and develop information technology solutions which keep pace with evolving industry standards and changing client demands. In addition, the Company's business is highly dependent on its computer and telephone equipment and software systems, and the temporary or permanent loss of such equipment or systems, through casualty, operating malfunction or otherwise, could have a material adverse effect on the Company. See
"Business -- Operations" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEPENDENCE ON TREND TOWARD OUTSOURCING

     The Company's business and growth depend in large part on the industry trend toward outsourcing information technology services. There can be no assurance that this trend will continue, as organizations may elect to perform such services in-house. A significant change in the direction of this trend could have a material adverse effect on the Company. See "Business -- Industry Background."

RISK OF EMERGENCY INTERRUPTION OF IT CALL CENTER OPERATIONS

     The Company's operations are dependent upon its ability to protect its IT call centers and its information databases against damage that may be caused by fire, power failure, telecommunications failures, unauthorized intrusion, computer viruses and other emergencies. The Company has taken precautions to protect itself and its customers from events that could interrupt delivery of the Company's services. These precautions include off-site storage of backup data, fire protection and physical security systems, rerouting of telephone calls to one or more of the Company's other IT call centers in the event of an emergency, backup power generators and a disaster recovery plan. The Company also maintains business interruption insurance in amounts the Company considers adequate. Notwithstanding such precautions, there can be no assurance that a fire, natural disaster, human error, equipment malfunction or inadequacy, or other event would not result in a prolonged interruption in the Company's ability to provide support services to its customers. Such an event could have a material adverse effect on the Company. See "Business -- Operations."

RISK ASSOCIATED WITH INTERNATIONAL OPERATIONS AND EXPANSION

     The Company's recent acquisition of Datasvar has substantially increased its European operations. The Company now has two IT call centers in Sweden in addition to its IT call center in Amsterdam and has customers in the majority of the European countries. Revenues from foreign operations for the year ended December 31, 1995 and the six months ended June 30, 1996 were 4.4% and 4.0% of revenues without giving effect to the Acquisitions and 10.9% and 9.4% of revenues after giving effect to the Acquisitions. The Company intends to continue its international expansion. There are a number of risks inherent in conducting international business, including exposure to currency fluctuations, longer payment cycles, political uncertainties, foreign exchange restrictions that could limit the repatriation of earnings, possible greater difficulties in accounts receivable collection, and potentially adverse tax consequences. There can be no assurance that one or more of such factors or other factors relating to international operations will not have a material adverse effect on the Company's business, results of operations or financial condition. See Note 11 to the Company's Supplemental Consolidated Financial Statements.

COMPETITION

     The industry in which the Company competes is extremely competitive and highly fragmented. While many companies provide information technology services, management believes no one company is dominant. There are numerous and varied providers of such services, including firms specializing in call center operations, temporary staffing and personnel placement companies, general management consulting firms, divisions of large hardware and software companies and niche providers of information technology services, many of whom compete in only certain markets. The Company's competitors include many companies who may possess substantially greater resources, greater name recognition and a more established customer base than the Company. In addition, the services offered by the Company historically have been provided by in-house personnel. There can be no assurance that the Company will be able to compete successfully against existing or potential new competitors as the industry continues to evolve.

     Many of the Company's larger customers purchase information technology services primarily from a limited number of preferred vendors. The Company has experienced and continues to anticipate significant pricing pressure from these customers in order to remain a preferred vendor. These companies also require vendors to be able to provide services in multiple locations. Although the Company believes it can effectively meet its customers' demands, there can be no assurance that the Company will be able to compete effectively with other information technology service companies. See "Business -- Competition."

DEPENDENCE ON SENIOR MANAGEMENT

     The success of the Company is largely dependent upon the efforts, direction and guidance of its senior management. Although the Company has entered into employment agreements with its executive officers, the Company's continued growth and success also depends in part on its ability to attract and retain qualified managers, and on the ability of its executive officers and key employees to manage its operations successfully.

Each of these employment agreements contains a non-competition agreement. The loss of any of the Company's senior management or key personnel, and in particular John H. Sykes, Chairman of the Board, President and Chief Executive Officer, or its inability to attract and retain key management personnel in the future, could have a material adverse effect on the Company. See "Management."

DISCRETION OF MANAGEMENT CONCERNING USE OF PROCEEDS

     The net proceeds of this offering from the sale of the shares offered by the Company will be added to working capital and made available for general corporate purposes, including possible acquisitions. Accordingly, management will have substantial discretion with respect to such net proceeds. Pending any such use, the Company plans to invest such net proceeds in short-term, investment grade securities or money market instruments. There can be no assurance the Company will deploy such funds in a manner which enhances shareholder value. See "Use of Proceeds."

CONTROL BY PRINCIPAL SHAREHOLDER; ANTI-TAKEOVER CONSIDERATIONS

     Upon the conclusion of this offering, John H. Sykes will beneficially own approximately 60.3% of the outstanding Common Stock (59.2% if the Underwriters' over-allotment option is exercised in full). As a result, Mr. Sykes will be able to elect the Company's directors and determine the outcome of other matters requiring shareholder approval. The voting power of Mr. Sykes, together with the staggered Board of Directors and the anti-takeover effects of certain provisions contained in both the Florida Business Corporation Act and in the Company's Articles of Incorporation and Bylaws (including, without limitation, the ability of the Board of Directors of the Company to issue shares of Preferred Stock and to fix the rights and preferences thereof), may have the effect of delaying, deferring or preventing an unsolicited change in the control of the Company, which may adversely affect the market price of the Common Stock or the ability of shareholders to participate in a transaction in which they might otherwise receive a premium for their shares. See "Management," "Principal and Selling Shareholders" and "Description of Capital Stock."

SHARES ELIGIBLE FOR FUTURE SALE

     Upon the completion of this offering, the Company will have 21,833,818 shares of Common Stock outstanding (22,223,818 shares if the Underwriters' over-allotment option is exercised in full). Of these shares, 8,266,832 shares (8,656,832 shares if the Underwriters' over-allotment option is exercised in full), including the shares sold in this offering, will be freely tradeable by persons other than affiliates of the Company, without restriction under the Securities Act of 1933, as amended (the "Securities Act"). The remaining 13,566,986 shares will be "restricted" securities within the meaning of Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemptions contained in Rule 144. Of this amount, 12,189,680 shares beneficially owned by persons who are affiliates of the Company are eligible for public sale subject to the volume and other limitations of Rule 144. However, the directors, executive officers and principal shareholders of the Company have agreed not to sell, contract to sell or otherwise dispose of any of these shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of Raymond James & Associates, Inc., Robert W. Baird & Co., Incorporated and Oppenheimer & Co., Inc., as representatives of the several Underwriters (the "Representatives"). See "Shares Eligible for Future Sale." The former shareholders of Datasvar and DiagSoft have certain registration rights with respect to 379,139 shares of Common Stock beneficially owned by them that constitute restricted securities.

VOLATILITY OF STOCK PRICE

     The Common Stock has experienced significant volatility, as well as a significant increase in market price, since the Company's initial public offering in April 1996. The market for securities of technology companies historically has been more volatile than the market for stocks in general. The trading of the Common Stock may be subject to wide fluctuations in response to quarter-to-quarter variations in operating results, announcement of recent developments or new products by the Company or its competitors and other events or factors. In addition, the stock market has from time to time experienced extreme price and volume fluctuations that have particularly affected the market price for many high technology companies and that often have been unrelated to the operating performance of these companies. These broad market fluctuations may adversely affect the market price of the Common Stock. See "Price Range of Common Stock."

DIVIDEND POLICY

     The Company has never declared or paid any cash dividends on the Common Stock. The Company currently anticipates that all of its earnings will be retained for development and expansion of the Company's business and does not anticipate paying any cash dividends in the foreseeable future. Additionally, financial covenants in the Company's credit facility limit the payment of cash dividends to 30% of the Company's net income for the preceding fiscal year.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of 1,553,320 shares of Common Stock offered hereby at an assumed offering price of $47.75 per share, after deducting the estimated underwriting discounts and commissions and offering expenses payable by the Company, are estimated to be approximately $70.3 million ($88.1 million if the Underwriters' over-allotment option is exercised in full). The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Shareholders. See "Principal and Selling Shareholders." The net proceeds of this offering will be used to open additional IT call centers, make additional capital expenditures, and for working capital and general corporate purposes, including possible acquisitions. Currently, the Company has no arrangements or understandings with respect to any additional acquisitions, although it continues to monitor acquisition opportunities.

     As a result of the Company's continued expansion, it is anticipated that 1996 capital expenditures will be approximately $16.0 million (of which approximately $8.3 million had been spent as of August 1, 1996), primarily for completing the sixth IT call center and the construction of two additional IT call centers in the United States. Each IT call center requires approximately $2.0 million to construct and approximately $4.0 million of capital expenditures to complete the build-out and equip the IT call center. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources" and "Business -- Facilities."

     Pending any such uses, the Company plans to invest the net proceeds of this offering in short-term, investment grade securities or money market instruments.

                          PRICE RANGE OF COMMON STOCK

     The Common Stock is traded on the Nasdaq National Market under the symbol "SYKE." The following table sets forth, for the quarters indicated, a summary of the high and low sale prices for the Common Stock as reported by the National Association of Securities Dealers, Inc. since April 30, 1996, when the Common Stock was first offered for sale to the public at an initial public offering price of $12 per share (after adjustment for the 3-for-2 stock split).

                                     1996:                                         HIGH     LOW
- -------------------------------------------------------------------------------    ----     ---
Second Quarter (from April 30, 1996)...........................................  $ 36 1/8  $20 1/2
Third Quarter (through September 20, 1996).....................................    48 3/8   25 1/8

     On September 20, 1996, the last sale price per share for the Common Stock was $47.75 on the Nasdaq National Market, and there were approximately 48 holders of record of the Common Stock (excluding participants in security position listings).

                                DIVIDEND POLICY

     The Company has never declared or paid any cash dividends on the Common Stock. The Company currently anticipates that all of its earnings will be retained for development and expansion of the Company's business and does not anticipate paying any cash dividends in the foreseeable future. Additionally, financial covenants in the Company's credit facility limit the payment of cash dividends to 30% of the Company's net income for the preceding fiscal year.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company (i) as of June 30, 1996, (ii) on a pro forma basis to account for the Acquisitions (which took place after June 30, 1996) under the pooling-of-interests method of accounting, and (iii) on a pro forma basis as adjusted to reflect the issuance and sale by the Company of 1,553,320 shares of Common Stock in this offering at an assumed offering price of $47.75 per share and the exercise by a Selling Shareholder of options to acquire 254,000 shares at an exercise price of $4.53 per share. See "Principal and Selling Shareholders."

                                                                           JUNE 30, 1996
                                                                 ---------------------------------
                                                                 ACTUAL    PRO FORMA   AS ADJUSTED
                                                                 -------   ---------   -----------
                                                                          (IN THOUSANDS)
Current installments of long-term debt(1)......................  $    --    $    59     $      59
                                                                 =======    =======          ====
Long-term debt, less current installments(1)...................  $    --    $   257     $     257
                                                                 -------    -------          ----
Shareholders' equity:
  Preferred Stock, $0.01 par value, 10,000,000 shares
     authorized; no shares issued and outstanding..............       --         --            --
  Common Stock, $0.01 par value, 50,000,000 shares authorized;
     19,104,679 shares issued and outstanding; 20,026,498
     shares pro forma; 21,833,818 shares as adjusted(2)........      191        200           218
  Additional paid-in capital...................................   45,534     45,961       117,428
  Retained earnings............................................    6,407      7,207         7,207
  Accumulated foreign currency translation adjustments.........       (1)        36            36
                                                                 -------    -------          ----
          Total shareholders' equity...........................   52,131     53,404       124,889
                                                                 -------    -------          ----
          Total capitalization.................................  $52,131    $53,661     $ 125,146
                                                                 =======    =======          ====

- ---------------

(1) See Note 4 of Notes to DiagSoft's Consolidated Financial Statements.
(2) Excludes 1,162,894 shares of Common Stock (908,894 shares as adjusted for this offering) issuable upon the exercise of nonexercisable stock options outstanding at June 30, 1996.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table contains certain selected consolidated financial data and is qualified by the more detailed Consolidated Financial Statements and notes thereto included elsewhere in this Prospectus. The Balance Sheet Data as of December 31, 1994 and 1995, and the Statement of Income Data for each of the two years in the period ended July 31, 1994, the five months ended December 31, 1994 and the year ended December 31, 1995, have been derived from the Company's consolidated financial statements for such years, which have been audited by Coopers & Lybrand L.L.P., independent public accountants, and are included elsewhere in this Prospectus. The Balance Sheet Data as of July 31, 1991, 1992, 1993 and 1994, and the Statement of Income Data for the years ended July 31, 1991 and 1992, have been derived from the Company's consolidated financial statements, which have been audited by Coopers & Lybrand L.L.P, and which are not included in this Prospectus. The data as of and for the six months ended July 2, 1995 and June 30, 1996 have been derived from the Company's unaudited financial statements and in the opinion of management include all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of such information. The results of operations for the six months ended June 30, 1996 are not necessarily indicative of the results for the full year. The data set forth below should be read in conjunction with the Company's Consolidated Financial Statements and notes thereto included elsewhere in this Prospectus.

                                                                                                               SIX MONTHS ENDED
                                                                                 FIVE MONTHS                   -----------------
                                                 YEARS ENDED JULY 31,               ENDED        YEAR ENDED               JUNE
                                         -------------------------------------   DECEMBER 31,   DECEMBER 31,   JULY 2,     30,
                                          1991      1992      1993      1994         1994           1995        1995      1996
                                         -------   -------   -------   -------   ------------   ------------   -------   -------
                                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA:
  Revenues.............................  $42,719   $43,631   $50,750   $47,662     $ 18,168       $ 63,097     $27,677   $45,433
  Direct salaries and related costs....   28,675    28,699    34,751    32,615       12,635         40,845      18,452    27,000
  General and administrative(1)........   10,538    11,812    13,242    12,769        4,270         16,187       7,078    11,541
  Depreciation and amortization........      826       776       999     1,348          894          2,824         754     2,225
                                         -------   -------   -------   -------      -------        -------     -------   -------
    Income from operations.............    2,680     2,344     1,758       930          369          3,241       1,393     4,667
  Interest and other expense...........      236       124       172       204          298            639         246       183
                                         -------   -------   -------   -------      -------        -------     -------   -------
    Income before income taxes.........    2,444     2,220     1,586       726           71          2,602       1,147     4,484
  Provision for income taxes(2)........    1,037       892       828       256           60          1,271         540     1,745
                                         -------   -------   -------   -------      -------        -------     -------   -------
    Income before cumulative effect of
      accounting change(2).............    1,407     1,328       758       470           11          1,331         607     2,739
  Cumulative effect of change in
    accounting for income taxes........       --        49        --        --           --             --          --        --
                                         -------   -------   -------   -------      -------        -------     -------   -------
    Net income(2)......................  $ 1,407   $ 1,377   $   758   $   470     $     11       $  1,331     $   607   $ 2,739
                                         =======   =======   =======   =======      =======        =======     =======   =======
  Net income per share(2)..............  $  0.08   $  0.08   $  0.05   $  0.03           --       $   0.08     $  0.04   $  0.16
                                         =======   =======   =======   =======      =======        =======     =======   =======
  Weighted average shares
    outstanding........................   15,952    15,952    15,952    15,952       15,952         15,952      15,952    17,385

                                                       JULY 31,                         DECEMBER 31,                      JUNE
                                         -------------------------------------   ---------------------------   JULY 2,     30,
                                          1991      1992      1993      1994         1994           1995        1995      1996
                                         -------   -------   -------   -------   ------------   ------------   -------   -------
BALANCE SHEET DATA:
  Working capital......................  $ 4,580   $ 5,345   $ 3,417   $ 4,181     $  5,062       $    493     $ 5,828   $34,001
  Total assets.........................   11,891    14,721    13,232    19,092       24,271         41,342      26,327    74,125
  Total long-term debt, less current
    installments.......................    1,553     1,930        --     2,930        6,214          8,181       6,774        --
  Total shareholders' equity...........    5,641     7,019     7,777     8,553        8,584         10,116       9,191    52,131

- ---------------

(1) Includes non-cash compensation expense of $949,960 related to the grant of stock options to an executive officer in 1995. See "Management -- Executive Compensation." Excluding the effect of such expense, income from operations, income before income taxes and net income in 1995 would have been $4.2 million, $3.6 million, and $1.9 million, respectively, and net income per share would have been $0.12.
(2) Adjusted as if an affiliate of the Company included in the consolidated financial statements, which was an S corporation for federal income tax purposes, were subject to income taxes for all periods presented, based on the tax laws in effect during the respective periods. See Note 13 of Notes to the Company's Consolidated Financial Statements and Supplemental Consolidated Financial Statements.

                 ADDITIONAL CONSOLIDATED FINANCIAL INFORMATION

    Effective August 1, 1994, the Company changed its fiscal year end from July 31 to December 31. The following table contains selected Statement of Income Data for the years ended December 31, 1993, 1994 and 1995 which have been derived from Note 14 of Notes to the Company's Consolidated Financial Statements. The data for the years ended December 31, 1993 and 1994 have not been derived from the Company's audited consolidated financial statements. The data for the year ended December 31, 1995 have been derived from the Company's consolidated financial statements for such period, which have been audited by Coopers & Lybrand L.L.P., independent public accountants, and are included elsewhere in this Prospectus. The data as of and for the six months ended July 2, 1995 and June 30, 1996 have been derived from the Company's unaudited financial statements and in the opinion of management include all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of such information. The results of operations for the six months ended June 30, 1996 are not necessarily indicative of the results for the full year. The pro forma data for the year ended December 31, 1995 have been derived from the Company's supplemental financial statements audited by Coopers & Lybrand L.L.P., independent public accountants, and are included elsewhere in this Prospectus. The data set forth below should be read in conjunction with the financial statements and notes thereto included in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                  YEARS ENDED DECEMBER 31,                  SIX MONTHS ENDED
                                           ---------------------------------------   ------------------------------
                                                                            PRO                           PRO FORMA
                                                                           FORMA     JULY 2,   JUNE 30,   JUNE 30,
                                            1993      1994      1995      1995(1)     1995       1996      1996(1)
                                           -------   -------   -------   ---------   -------   --------   ---------
                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA:
  Revenues...............................  $50,188   $45,115   $63,097    $74,595    $27,677   $ 45,433    $52,467
  Direct salaries and related costs......   34,975    30,636    40,845     44,592     18,452     27,000     29,441
  General and administrative(2)..........   12,820    11,851    16,187     22,274      7,078     11,541     14,437
  Depreciation and amortization..........    1,190     1,747     2,824      2,958        754      2,225      2,272
                                           -------   -------   -------    -------    -------    -------    -------
    Income from operations...............    1,203       881     3,241      4,771      1,393      4,667      6,317
  Interest and other income (expense)....       66      (452)     (639)      (728)      (246)      (183)      (181)
                                           -------   -------   -------    -------    -------    -------    -------
    Income before income taxes...........    1,269       429     2,602      4,043      1,147      4,484      6,136
  Provision for income taxes(3)..........      583       217     1,271      1,819        540      1,745      2,500
                                           -------   -------   -------    -------    -------    -------    -------
    Net income(3)........................  $   686   $   212   $ 1,331    $ 2,224    $   607   $  2,739    $ 3,636
                                           =======   =======   =======    =======    =======    =======    =======
  Net income per share(3)................  $  0.04   $  0.01   $  0.08    $  0.13    $  0.04   $   0.16    $  0.20
                                           =======   =======   =======    =======    =======    =======    =======
  Weighted average shares outstanding....   15,952    15,952    15,952     16,874     15,952     17,385     18,307
REVENUE DATA:
  Information technology support
    services.............................  $ 2,080   $ 7,719   $26,750    $38,248    $ 9,000   $ 26,838    $33,872
  Information technology services and
    solutions............................   33,480    27,941    31,873     31,873     15,714     18,265     18,265
  Other services(4)......................   14,628     9,455     4,474      4,474      2,963        330        330
                                           -------   -------   -------    -------    -------    -------    -------
         Revenues........................  $50,188   $45,115   $63,097    $74,595    $27,677   $ 45,433    $52,467
                                           =======   =======   =======    =======    =======    =======    =======

- ---------------

(1) The pro forma data reflect the Company's acquisitions of Datasvar and DiagSoft, which took place after June 30, 1996, the end of the most recent accounting period reflected in the above table. As required by generally accepted accounting principles, the Company's financial statements for all periods prior to the Acquisitions will be restated under the pooling-of-interests method of accounting after the end of the quarter in which the Acquisitions occurred. In compliance with requirements of the Securities and Exchange Commission, the Supplemental Consolidated Financial Statements, consisting of restated financial information for periods beginning August 1, 1992, have been included elsewhere herein.
(2) Includes non-cash compensation expense of $949,960 related to the grant of stock options to an executive officer in 1995. See "Management -- Executive Compensation." Excluding the effect of such expense, income from operations, income before income taxes and net income in 1995 would have been $4.2 million, $3.6 million and $1.9 million, respectively, and net income per share would have been $0.12; pro forma 1995 income from operations, income before income taxes and net income would have been $5.7 million, $5.0 million and $2.9 million, respectively, and pro forma net income per share would have been $0.17.

(3) Adjusted as if an affiliate of the Company included in the consolidated financial statements, which was an S corporation for federal income tax purposes, were subject to income taxes for all periods presented, based on the tax laws in effect during the respective periods. See Note 13 of Notes to the Company's Consolidated Financial Statements and Supplemental Consolidated Financial Statements.
(4) The phase-out of these services began in 1993 and was substantially completed in 1995. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following should be read in conjunction with the Consolidated Financial Statements, including the notes thereto, and the Supplemental Consolidated Financial Statements included elsewhere in this Prospectus. Effective August 1, 1994, the Company changed its fiscal year end from July 31 to December 31. The following discussion compares the six months ended June 30, 1996 to the six months ended July 2, 1995, the twelve months ended December 31, 1995 ("1995") to the twelve months ended December 31, 1994 ("1994"), and 1994 to the twelve months ended December 31, 1993 ("1993"). See Note 14 of Notes to Consolidated Financial Statements for the corresponding selected consolidated financial data. This Prospectus contains forward-looking statements that involve risks and uncertainties. Future events and the Company's actual results could differ materially from the results reflected in these forward-looking statements, as a result of certain of the factors set forth below and elsewhere in this Prospectus. On July 16, 1996 and August 30, 1996, respectively, the Company acquired Datasvar and DiagSoft in transactions that are being accounted for using the pooling-of-interests method of accounting. Because the Acquisitions were consummated after the date of the Company's most recent statement of financial condition included elsewhere herein, the Company's Consolidated Financial Statements presented elsewhere herein have not been restated to reflect the Acquisitions. As required by generally accepted accounting principles, the Company's financial statements for all periods prior to the Acquisitions will be restated under the pooling-of-interests method of accounting after the end of the quarter in which the Acquisitions occurred. Accordingly, except as specifically indicated otherwise, the following discussion covers only the Company's financial condition and results of operations, without giving effect to the Acquisitions. In compliance with requirements of the Securities and Exchange Commission, the Supplemental Consolidated Financial Statements, consisting of restated financial information for periods beginning August 1, 1992, have been included elsewhere herein.

OVERVIEW

     The Company derives its revenues from providing information technology support services and information technology development services and solutions. Revenues from information technology support services provided through the IT call centers are recognized as services are rendered. These services are billed on a fee per call, rate per minute, or time and material basis. Information technology development services and solutions usually are billed on a time and material basis, generally by the hour, and revenues generally are recognized as the services are provided. Revenues from fixed price contracts, generally with terms of less than one year, are recognized using the percentage-of-completion method. Most of the Company's revenues are derived from non-fixed price contracts. The Company has not experienced material losses due to fixed price contracts and does not anticipate a significant increase in revenues derived from such contracts in the future. Revenues from these information technology services have increased significantly from $35.6 million in 1993 to $58.6 million in 1995, and from $24.7 million for the six months ended July 2, 1995 to $45.1 million for the six months ended June 30, 1996.

     In 1993, in an effort to capitalize on a trend toward the outsourcing of information technology services, the Company began providing information technology support services through the opening of IT call centers while phasing out its non-information technology services. Revenues from these services decreased $5.2 million from 1993 to 1994 and decreased $5.0 million from 1994 to 1995. The phase-out of these services was substantially completed in 1995.

     Direct salaries and related costs includes direct personnel compensation, statutory and other benefits associated with such personnel and other direct costs associated with providing services to customers. General and administrative expenses include administrative, sales and marketing, occupancy and other indirect costs. General and administrative costs incurred in opening new IT call centers are expensed when incurred. Interest and other income (expense) consists primarily of interest expense and foreign currency transaction gains and losses. Foreign currency transaction gains and losses generally result from exchange rate fluctuations on intercompany transactions.

     Grants from local or state governments for the acquisition of property and equipment are deferred and recognized as income over the corresponding useful lives of the related property and equipment. The deferred grants, net of amortization, totalled $6.3 million at December 31, 1995 and $7.9 million at June 30, 1996.

     The Company's effective tax rate reflects the effects of foreign taxes, net of foreign income not taxed in the United States, nondeductible expenses for income tax purposes and the provision of potential additional income tax liability resulting from a pending Internal Revenue Service examination currently being conducted. The Company believes its reserves for any liability that may result from this examination are adequate. See Note 7 of Notes to Consolidated Financial Statements.

RESULTS OF OPERATIONS

     The following table sets forth for the periods indicated the percentage of revenues represented by certain items reflected in the Company's statements of income:

                                                                PERCENTAGE OF REVENUES
                                           ----------------------------------------------------------------
                                              YEARS ENDED DECEMBER 31,              SIX MONTHS ENDED
                                           -------------------------------   ------------------------------
                                                                     PRO                          PRO FORMA
                                                                    FORMA    JULY 2,   JUNE 30,   JUNE 30,
                                           1993    1994    1995    1995(1)    1995       1996      1996(1)
                                           -----   -----   -----   -------   -------   --------   ---------
Revenues.................................  100.0%  100.0%  100.0%   100.0%    100.0%     100.0%     100.0%
Direct salaries and related costs........   69.7    67.9    64.7     59.8      66.7       59.4       56.1
General and administrative...............   25.5    26.3    25.7     29.9      25.6       25.4       27.5
Depreciation and amortization............    2.4     3.8     4.5      3.9       2.7        4.9        4.4
                                           -----   -----   -----    -----     -----      -----      -----
  Income from operations.................    2.4     2.0     5.1      6.4       5.0       10.3       12.0
Interest and other income (expense)......    0.1    (1.0)   (1.0)    (1.0)     (0.9)      (0.4)      (0.3)
                                           -----   -----   -----    -----     -----      -----      -----
  Income before income taxes.............    2.5     1.0     4.1      5.4       4.1        9.9       11.7
Provision for income taxes(2)............    1.1     0.5     2.0      2.4       1.9        3.9        4.8
                                           -----   -----   -----    -----     -----      -----      -----
  Net income(2)..........................    1.4%    0.5%    2.1%     3.0%      2.2%       6.0%       6.9%
                                           =====   =====   =====    =====     =====      =====      =====

- ---------------
(1) Adjusted to account for the Acquisitions (which took place after June 30, 1996) under the pooling-of-interests method of accounting. See
    "Business -- Recent Acquisitions."
(2) Adjusted as if an affiliate of the Company included in the consolidated financial statements, which was an S corporation for federal income tax purposes, were subject to income taxes for all periods presented, based on the tax laws in effect during the respective periods. See Note 13 of Notes to the Company's Consolidated Financial Statements and Supplemental Consolidated Financial Statements.

SIX MONTHS ENDED JUNE 30, 1996 COMPARED TO SIX MONTHS ENDED JULY 2, 1995

     Revenues. Revenues increased $17.8 million, or 64.2%, to $45.4 million in the six months ended June 30, 1996 from $27.6 million in the comparable 1995 period. These results reflect an increase in revenues of $17.8 million from information technology support services provided through IT call centers and an increase in revenues of $2.6 million from information technology services and solutions, partially offset by a $2.6 million reduction in revenues from non-information technology services that were substantially phased out in 1995.

     The increase in information technology support services revenues was primarily attributable to an increase in the number of IT call centers providing services throughout the period, the addition of several significant customers since July 1995 and the resultant increase in call volumes from clients. During the fourth quarter of 1995, the Company opened two new IT call centers which were fully operational throughout the first six months of 1996, and opened an additional center in February 1996. In addition, the Company has added 30 customers in its information technology support services since the beginning of 1995, giving it 52 customers that utilized these services as of June 30, 1996. The increase in revenues for information technology services and solutions was primarily attributable to the increase in hours billed to customers for professional services when compared to the prior period.

     Direct Salaries and Related Costs. Direct salaries and related costs increased $8.5 million, or 46.3%, to $27.0 million in the first six months of 1996 from $18.5 million in the first six months of 1995. As a percentage of revenues, however, direct salaries and related costs decreased to 59.4% in the six months ended June 30, 1996 from 66.7% in the comparable 1995 period. The increase in the amount of direct salaries and related costs was attributable to the addition of personnel to support revenue growth. The decrease as a percentage of revenues resulted from economies of scale associated with spreading costs over a larger revenue base and the continued change in the Company's mix of business reflecting the growth of information technology support services as a percentage of consolidated results.

     General and Administrative. General and administrative expenses increased 63.1% to $11.5 million in the first six months of 1996 from $7.1 million in the first six months of 1995. As a percentage of revenues, general and administrative expenses decreased to 25.4% in the first six months of 1996 from 25.6% in the comparable 1995 period. The increase in the amount of general and administrative expenses was primarily attributable to the addition of management and administrative personnel to support the Company's growth.

     Depreciation and Amortization. Depreciation and amortization expenses increased 195.1% to $2.2 million in the first six months of 1996. As a percentage of revenues, depreciation and amortization expenses increased to 4.9% in the first six months of 1996 from 2.7% in the comparable 1995 period. The increase in the amount of depreciation and amortization expenses was the result of depreciation expenses associated with facility and capital equipment expenditures incurred in connection with the IT call centers.

     Interest and Other Expense. Interest and other expense decreased 25.3% to $183,000 during the first six months of 1996 from $245,000 during the first six months of 1995. As a percentage of revenues, interest and other expense decreased to 0.4% during the first six months of 1996 from 0.9% during the first six months of 1995. The decrease was primarily attributable to an increase in the Company's cash position as a result of the Company's initial public offering completed in April 1996. The Company repaid all amounts outstanding under bank borrowing arrangements and invested the remaining net proceeds of the offering in short term investment grade securities and money market instruments.

     Income Taxes. Income taxes increased $1.2 million, or 223.1%, to $1.7 million during the first six months of 1996 from $540,000 during the comparable period of 1995, and increased as a percentage of revenues to 3.9% from 1.9%. This increase is attributable to the significant increase in the amount of income before income taxes and in income before income taxes as a percentage of revenues. However, the Company's marginal tax rate decreased to 38.9% during the first six months of 1996 primarily as a result of (i) nondeductible expenses being a lower percentage of the larger income before income taxes and (ii) tax-exempt interest income.

     Net Income. As a result of the foregoing, net income increased to $2.7 million in the first six months of 1996 from $607,000 in the comparable period of 1995.

1995 COMPARED TO 1994

     Revenues. Revenues increased $18.0 million, or 39.9%, to $63.1 million in 1995 from $45.1 million in 1994. These results reflect an increase in revenues of $19.0 million from information technology support services provided through IT call centers and an increase in revenues of $4.0 million from information technology services and solutions. These increases were partially offset by a $5.0 million reduction in revenues from the non-information technology services that were substantially phased out in 1995.

     The increase in information technology support services revenues was primarily attributable to an increase in the number of IT call centers providing services throughout the year, the addition of several significant customers and the resultant increase in call volumes from clients. During the fourth quarter of 1995, the Company opened two new IT call centers in addition to the three opened during 1994, all three of which were fully operational throughout 1995. In addition, the Company added 27 customers for its information technology support services during 1995, giving it 49 customers that utilized these services as of December 31, 1995. The increase in revenues for information technology services and solutions was primarily attributable to the increase in hours billed to customers for professional services when compared to the prior year.

     Direct Salaries and Related Costs. Direct salaries and related costs increased 33.3% to $40.8 million in 1995 from $30.6 million in 1994. As a percentage of revenues, however, direct salaries and related costs decreased to 64.7% in 1995 from 67.9% in 1994. The increase in the amount of direct salaries and related costs was attributable to the addition of personnel to support revenue growth. The decrease as a percentage of revenues resulted from economies of scale associated with spreading costs over a larger revenue base.

     General and Administrative. General and administrative expenses increased 36.6% to $16.2 million in 1995 from $11.9 million in 1994. As a percentage of revenues, general and administrative expenses decreased to 25.7% in 1995 from 26.3% in 1994. The increase in the amount of general and administrative expenses was primarily attributable to the addition of management and administrative personnel to support the Company's growth. The increase also was attributable to a non-cash compensation expense of $949,960 related to the grant of stock options to an executive officer in 1995. See "Management -- Executive Compensation." The decrease as a percentage of revenues resulted from economies of scale associated with spreading costs over a larger revenue base.

     Depreciation and Amortization. Depreciation and amortization expenses increased 61.6% to $2.8 million in 1995 from $1.7 million in 1994. As a percentage of revenues, depreciation and amortization expenses increased to 4.5% in 1995 from 3.8% in 1994. The increase in the amount of depreciation and amortization expenses was the result of depreciation expense associated with facility and capital equipment expenditures incurred in connection with the IT call centers.

     Interest and Other Expense. Interest and other expense increased 41.4% to $639,000 in 1995 from $452,000 in 1994, but remained constant as a percentage of revenues. The increase was primarily attributable to an increase in the Company's borrowings and increased rates of interest on such borrowings during 1995. The Company's borrowings increased to $9.4 million at December 31, 1995 from $6.9 million at December 31, 1994, primarily as a result of capital expenditures required for the IT call centers.

     Income Taxes. Although the Company's marginal tax rate remained constant, income taxes increased $1.1 million to $1.3 million in 1995 from $217,000 in 1994.

     Net Income. As a result of the foregoing, net income increased to $1.3 million in 1995 from $212,000 in 1994.

1994 COMPARED TO 1993

     Revenues. Revenues decreased $5.1 million, or 10.1%, to $45.1 million in 1994 from $50.2 million in 1993. These results reflect an increase in revenues of $5.6 million from information technology support services provided through IT call centers, a decrease in revenues of $5.5 million from information technology development services and solutions, and a decrease in revenues of $5.2 million from the non-information technology services that were phased out beginning in 1993.

     The increase in information technology support services revenues was primarily attributable to an increase in the number of IT call centers, the addition of new customers and the resultant increase in call volumes from clients. During 1994, the Company opened three new IT call centers, one of which replaced a facility operated throughout 1993. In addition, the Company added 15 customers for its information technology support services during 1994, giving it 22 customers that utilized these services as of December 31, 1994. The decrease in revenues from information technology development services and solutions was primarily attributable to reduced demand from the Company's significant customers during the period.

     Direct Salaries and Related Costs. Direct salaries and related costs decreased 12.4% to $30.6 million in 1994 from $35.0 million in 1993 and, as a percentage of revenues, decreased to 67.9% from 69.7% for the same periods. The decrease in direct salaries and related costs was attributable primarily to the phasing out of the Company's non-information technology services.

     General and Administrative. General and administrative expenses decreased 7.6% to $11.9 million in 1994 from $12.8 million in 1993, but increased as a percentage of revenues to 26.3% in 1994 from 25.5% in 1993. The decrease in the amount of general and administrative expenses was primarily attributable to the reduction of expenses associated with the Company's phasing out of non-information technology services initiated in 1993, partially offset by start-up and administrative support costs incurred in 1994 in connection with new IT call centers. The increase in general and administrative expenses as a percentage of revenues was primarily the result of decreased revenues in 1994.

     Depreciation and Amortization. Depreciation and amortization expenses increased 46.8% to $1.7 million in 1994 from $1.2 million in 1993. As a percentage of revenues, depreciation and amortization expenses increased to 3.8% in 1994 from 2.4% in 1993. The increase in the amount of depreciation and amortization expenses was the result of depreciation expense associated with facility and capital equipment expenditures incurred in connection with the addition of IT call centers in 1994.

     Interest and Other Expense. Interest and other expense increased $518,000 to $452,000 in 1994 from other income of $66,000 in 1993. The increase was primarily attributable to an increase in the levels of borrowings during 1994, increased rates of interest on such borrowings and the recognition of foreign currency transaction losses in 1994. The Company's borrowings increased to $6.9 million at December 31, 1994 from $1.5 million at December 31, 1993, primarily as a result of the funding required to support the addition of IT call centers in 1994.

     Income Taxes. Income taxes decreased $356,000 to $217,000 in 1994 from $583,000 in 1993 as a result of the Company's decreased income before income taxes and higher effective tax rate in 1993 due to the effects of state and foreign taxes.

     Net Income. As a result of the foregoing, net income decreased to $212,000 in 1994 from $686,000 in 1993.

PRO FORMA IMPACT OF ACQUISITIONS

     The pro forma results of operations for 1995 and the six months ended June 30, 1996 reflect the Acquisitions under the pooling-of-interests method of accounting. As restated, pro forma revenues were $74.6 million and $52.5 million in 1995 and in the six months ended June 30, 1996, respectively. Gross margins increased to 40.2% from 35.3% in 1995 and to 43.9% from 40.6% in the six months ended June 30, 1996, primarily due to increased gross margins attributable to DiagSoft. Restated net income was $2.2 million and $3.6 million in 1995 and in the six months ended June 30, 1996, respectively, with net income per share increasing to $0.13 from $0.08 in 1995 and to $0.20 from $0.16 in the six months ended June 30, 1996 as a result of the Acquisitions. Net margins also increased to 3.0% from 2.1% in 1995 and to 6.9% from 6.0% in the six months ended June 30, 1996, reflecting higher net margins of Datasvar in 1995 and both DiagSoft and Datasvar in the six months ended June 30, 1996.

QUARTERLY RESULTS

     The following information presents unaudited quarterly operating results for the Company for 1995 and the first two quarters of 1996. The data have been prepared by the Company on a basis consistent with the Consolidated Financial Statements included elsewhere in this Prospectus, and include all adjustments, consisting of normal recurring accruals, that the Company considers necessary for a fair presentation thereof. These operating results are not necessarily indicative of the Company's future performance.

                                                                 QUARTER ENDED
                                           ----------------------------------------------------------
                                           4/2/95    7/2/95    10/1/95    12/31/95  3/31/96   6/30/96
                                           -------   -------   --------   -------   -------   -------
                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues.................................  $13,592   $14,085   $ 15,320   $20,100   $22,252   $23,181
Direct salaries and related costs........    9,275     9,177      9,861    12,532    13,634    13,366
General and administrative(1)............    3,556     3,522      3,535     5,574     5,727     5,814
Depreciation and amortization............      253       501        696     1,374       972     1,253
                                           -------   -------    -------   -------   -------   -------
     Income from operations..............      508       885      1,228       620     1,919     2,748
Interest and other income (expense)......      (41)     (205)      (194)     (199)     (292)      109
                                           -------   -------    -------   -------   -------   -------
     Income before income taxes..........      467       680      1,034       421     1,627     2,857
Provision for income taxes(2)............      220       320        488       243       683     1,062
                                           -------   -------    -------   -------   -------   -------
     Net income(2).......................  $   247   $   360   $    546   $   178   $   944   $ 1,795
                                           =======   =======    =======   =======   =======   =======
Net income per share(2)..................  $  0.02   $  0.02   $   0.03   $  0.01   $  0.06   $  0.09
                                           =======   =======    =======   =======   =======   =======
Weighted average shares outstanding......   15,952    15,952     15,952    15,952    15,952    18,817

- ---------------

(1) Includes non-cash compensation expense of $949,960 related to the grant of stock options to an executive officer in the quarter ended December 31, 1995. See "Management -- Executive Compensation." Excluding the effect of such expense, income from operations, income before income taxes, and net income for the quarter ended December 31, 1995 would have been $1.6 million, $1.4 million and $753,000, respectively, and net income per share would have been $0.05.
(2) Adjusted as if an affiliate of the Company included in the consolidated financial statements, which was an S corporation for federal income tax purposes were subject to income taxes for all periods presented, based on the tax laws in effect during the respective periods. See Note 13 of Notes to Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's primary sources of liquidity are equity offerings, cash flows from operations and available borrowings under its credit facility. The net proceeds to the Company of $39.7 million from its April 1996 initial public offering were used to repay debt and make capital expenditures, with the balance held for general corporate and working capital purposes.

     In December 1995, the Company entered into a $20.0 million credit facility. This facility, consisting of a revolving line of credit of $12.0 million and an $8.0 million term loan, matures in May 1997. Availability under the line of credit is determined by a borrowing base of 85% of eligible accounts receivable. The term loan is payable in 60 consecutive monthly installments of $133,000 each, commencing in April 1996, and all borrowings accrue interest at the lender's prime rate (currently 8.25%). The credit facility is collateralized by the Company's assets, excluding certain of the IT call centers, and contains restrictive covenants as described in Note 6 of Notes to Consolidated Financial Statements. In addition, in 1994 the Company obtained a $1.3 million loan to construct one of the IT call centers. Interest on this loan accrues at 9.5%. The Company used approximately $16.7 million of the net proceeds of its April 1996 initial public offering to repay all amounts outstanding under the Company's bank borrowings, and no borrowings are currently outstanding.

     During the first six months of 1996, the Company had negative cash flow from operations of $900,000, primarily as the result of an increase in accounts receivable and decrease in accounts payable, both occurring during the first three months of 1996. For the second three months of 1996, the Company generated $3.8 million in cash from operating activities. The Company has used a portion of its proceeds from its initial public offering, together with $1.7 million received as incentive grants from local and state governmental agencies, to fund $5.4 million of capital expenditures for the six months ended June 30, 1996. As a result of the Company's continued expansion, it is anticipated that 1996 capital expenditures will be approximately $16.0 million, primarily for completing the sixth IT call center and the construction of two additional IT call centers in the

United States. Each IT call center requires approximately $2.0 million to construct and approximately $4.0 million of capital expenditures to complete the build-out and equip the IT call center.

     During 1995, the Company generated $8.4 million in cash from operations. The cash generated during 1995, together with $2.5 million in net borrowings and $2.4 million received as incentive grants from local and state governmental agencies in connection with additional IT call centers, was used to fund $12.9 million of capital expenditures during 1995. Capital expenditures, which consisted primarily of construction of facilities, information technology, telecommunications equipment and computer systems, and furniture and fixtures, were made to support the continued growth and expansion of the IT call centers. During 1995, the Company opened its fourth and fifth IT call centers and commenced construction of its sixth IT call center, which was opened in January 1996.

     The Company believes that the net proceeds from this offering, combined with current amounts of cash, available funds under its credit facilities and cash flows from operations, will be adequate to meet its capital requirements for the foreseeable future.

RECENT ACCOUNTING PRONOUNCEMENTS

     In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock Based Compensation." With respect to stock options granted to employees, SFAS No. 123 permits companies to continue using the accounting method promulgated by the Accounting Principles Board Opinion No. 25 ("APB No. 25"), "Accounting for Stock Issued to Employees," to measure compensation or to adopt the fair value based method prescribed by SFAS No. 123. If APB No. 25's method is continued, pro forma disclosures are required as if SFAS No. 123 accounting provisions were followed. Management has determined not to adopt SFAS No. 123's accounting recognition provisions. In the opinion of management, SFAS No. 123 is not expected to have a material impact on the Company's financial statements.

     SFAS No. 121, "Accounting for the Impairment of Long Lived Assets and Long Lived Assets to be Disposed Of," is effective for years beginning after December 15, 1995. This pronouncement requires that long-lived assets and certain intangibles to be held and used by the Company be reviewed for impairment. This pronouncement is not expected to have a material impact on the financial statements of the Company.

                                    BUSINESS

GENERAL

     SEi provides a wide array of information technology outsourcing services, including information technology support services and information technology development services and solutions. The Company's services are provided at various stages during the life cycle of computer hardware and software products. Through its state-of-the-art IT call centers, the Company provides information technology support services (i) to leading computer hardware and software companies by providing technical product support services to end users of their products and (ii) to major companies by providing help desk services to their employees. Through its staff of technical professionals, the Company also provides information technology development services and solutions to large corporations, on a contract or temporary staffing basis, including software design, development, integration and implementation; systems support and maintenance; and documentation, foreign language translation and software localization. The integration of these services provides SEi's customers the opportunity to outsource a broad range of their information technology services needs to the Company. Significant customers of SEi include Apple, Digital Equipment, Disney, Gateway, Hewlett Packard, IBM, Monsanto and NationsBank.

     In 1993, in an effort to capitalize on the trend toward outsourcing information technology services, the Company focused its strategic direction exclusively on the information technology services marketplace and broadened its array of services. Pursuant to this strategy, the Company began providing information technology support services by opening IT call centers and began phasing out its non-information technology services, including administrative services provided to a major customer. The phase out was substantially completed in 1995. Recently, revenues from information technology support services have grown rapidly through the opening of three IT call centers in 1994 (including an IT call center in Amsterdam, The Netherlands), two in late 1995 and one in 1996. The Company expects continued growth from two additional IT call centers currently under construction which are anticipated to open late in the third and fourth quarters of 1996 and the Company's July 1996 acquisition of Datasvar, which operates two IT call centers in Sweden. The domestic IT call centers are stand-alone facilities, each modeled after the same prototype. The Company's strategy of locating its domestic IT call centers in smaller communities, typically near a college or university, has enabled the Company to benefit from a relatively low cost structure and a technically proficient, stable work force. The Company estimates that the IT call centers, including the two IT call centers in Sweden acquired in the Company's acquisition of Datasvar, have the capacity to process approximately 72,000 calls per day in the aggregate, up from 7,000 calls per day in January 1994, from users of hardware and software products seeking technical assistance. With the addition of the two new IT call centers currently under construction, the Company expects to have the capacity to process up to 90,000 calls per day by year-end 1996.

     The Company is committed to providing its customers with the highest quality services. To that end, the Company's IT call center in Sterling, Colorado has received ISO 9002 certification, an international standard for quality assurance and consistency in operating procedures. The Company anticipates that many of its existing and potential customers will soon require evidence of ISO 9002 certification prior to outsourcing their technical product support or help desk functions. Consequently, the Company has modeled each IT call center after ISO 9002 procedures to achieve consistency and quality. Additionally, the Company received the 1995 STAR Award in the highest call volume category. This award has been presented annually since 1988 by the Software Support Professionals Association (SSPA) to the software support company that achieves superior customer satisfaction and call metrics.

     SEi was founded in 1977 in North Carolina and moved its headquarters to Florida in 1993. In March 1996, SEi changed its state of incorporation from North Carolina to Florida. The Company's executive offices are located at 100 North Tampa Street, Suite 3900, Tampa, Florida 33602 and its telephone number is
(813) 274-1000.

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

INDUSTRY BACKGROUND

     In today's rapidly changing technological environment, consumers and businesses require a variety of information technology services in order to effectively use and manage their complex information technology systems, including technical support, software development, and information systems integration and management. Many companies' computer systems incorporate a variety of hardware and software components which may span a number of technology generations. For example, a company may use client/server systems or mainframe or midrange hardware platforms running a variety of operating systems, software applications and relational databases. Information technology services have become much more important in this environment as information technology departments strive to integrate a company's information processing capabilities into a single system while providing the flexibility to change with technological innovations.

     These technological changes are making it increasingly difficult and expensive for companies to maintain in-house the necessary personnel to handle all of their information technology needs. Hardware and software companies, as well as businesses utilizing their products, are increasingly turning to third party vendors to perform specialized functions and services. Outsourcing of (i) product support functions by leading hardware and software companies, (ii) employee help desk functions by major companies, and (iii) other information technology services such as software design and systems integration and management, is growing rapidly because of the following factors:

     - Increasing need for companies to focus on core competencies rather than non-revenue producing activities;

     - Rapid technological changes requiring personnel with specialized technical expertise;

     - Growing capital requirements for sophisticated technology necessary to provide timely product support and help desk functions;

     - Increasing need to integrate and continually update complex systems incorporating a variety of hardware and software components spanning a number of technology generations;

     - Extensive and ongoing staff training and associated costs required to maintain responsive, up-to-date in-house technical support and information technology services; and

     - Cost savings from converting fixed employee costs to flexible, variable costs.

     Dataquest reports that information technology services are expected to grow from $50.7 billion in 1995 to $79.0 billion in 1999. Of this amount, Dataquest estimates that technical support services, such as the services provided through the Company's IT call centers, will increase from $20.6 billion in 1995 to $31.5 billion in 1999, with the amount of such services outsourced to third party vendors increasing from $2.6 billion to $7.2 billion for the same periods. The increasing cost to provide technical product support is especially evident, as Dataquest now estimates that one in six employees of software companies performs technical support functions, up from one in twelve employees in 1989, and that the cost of technical support now amounts to approximately 4% and 8% of the revenues of hardware and software companies, respectively.

     In the face of rapid technological change, large corporations also find it increasingly difficult and expensive to service all of their own information technology needs through in-house personnel. Gartner Group, an information technology advisory firm, predicts that more than 40% of companies with internal help desks will outsource a portion of this function by 1998, compared with 15% in 1995.

     As the outsourcing of technical product support, help desk and other information technology services has gained acceptance, many companies also are seeking to consolidate the number of vendors which provide them with these services. Accordingly, providers of information technology outsourcing services must offer a wide array of services to maintain a preferred vendor relationship with their customers. SEi believes its broad range of services will allow it to capitalize on this trend.

STRATEGY

     The Company's objective is to continue its growth and to become a leading provider of a wide variety of information technology outsourcing services by being responsive to and providing skilled personnel for its clients' long-term outsourcing needs. The Company's principal strategies for achieving this objective are as follows:

          Rapidly Expand Through Systematic Addition of IT Call Centers. The Company intends to continue to rapidly expand information technology support services revenues through its existing IT call centers and through additional IT call centers. With the addition of three domestic IT call centers between October 1995 and August 1996 and the two IT call centers acquired through the Datasvar acquisition, the Company's IT call centers currently have the capacity to handle up to approximately 18.7 million calls per year. The Company will have the capacity to handle up to approximately 23.4 million calls per year by year end 1996 following the completion late in the third and fourth quarters of 1996 of its two new IT call centers currently under construction. SEi has systematized the establishment and ongoing operation of its domestic IT call centers by: (i) locating the centers in smaller communities, near a college or university, with a relatively low cost structure and a technically proficient, stable work force; (ii) constructing the IT call centers modeled after the same prototype; (iii) utilizing standardized procedures to hire and train technicians; and (iv) maintaining consistently responsive, high quality services through call monitoring and tracking technology and other quality assurance procedures. The Company's systematic approach and procedures are part of its strategy of providing responsive, high quality support at a lower cost than the Company's competitors.

          Position SEi as a Preferred Vendor. The Company intends to cross-market its expanded array of information technology services to existing customers and to continue to provide consistently high quality services to new and existing customers in order to position the Company as a preferred vendor of outsourced services. SEi believes that its ability to work in partnership with its customers during the life cycle of their information technology products and systems, from software design and systems implementation, through technical documentation and foreign language translation, to end user technical product support, gives it a competitive advantage to become the provider of choice to its customers. SEi has expanded the services it provides, such as help desk services, through its existing relationships with Fortune 500 companies, particularly those customers using the Company's services to satisfy all or part of their information technology development services and solutions needs.

          Capitalize on Sophisticated Technology. The Company seeks to establish a competitive advantage by continuing to capitalize on its sophisticated and specialized technological capabilities, including PBX switches, automatic call distributors, call tracking software and computer-telephone integration. These capabilities allow its IT call centers to serve as the transparent extension of the Company's customers, receive telephone calls and data directly from its customers' systems, and report detailed information concerning the status and results of the Company's services on a daily basis. The Company's sophisticated technology and systems, which the Company is able to upgrade periodically because of their open architecture, enable the Company to provide high response rates at a low cost per transaction.

          The Company's strategy is to develop or acquire other technologies that complement its technical product support functions. For example, the Company intends to integrate the capabilities of DiagSoft's diagnostic software with SEi's IT call centers to further enhance the efficiency and quality of the Company's information technology support services. In addition, the Company believes that enhancements to DiagSoft's sophisticated proprietary software will enable it to access and offer information technology support services directly to the home and small business markets.

          Growth Through Strategic Alliances. The Company intends to expand its customer base, geographic presence and the information technology services SEi provides by forming strategic alliances with other information technology service providers, particularly those who do not provide labor intensive technical support. For example, information technology services providers such as systems integrators increasingly are seeking partners to whom they can outsource the help desk requirements of their

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

     customers. The Company is actively seeking help desk contracts with such providers and recently was awarded such a contract.

          Growth Through Selective Acquisitions. The Company intends to acquire complementary businesses to increase market share, expand its services and expand its geographic presence. The Company believes it can expand the scope and quality of its information technology support services by acquiring companies with IT call centers in Europe and other international markets which provide quality technical support for leading computer hardware and software companies, as well as companies which enhance its ability to provide such services. The Company also believes that opportunities exist to acquire companies which provide information technology services, especially in geographic markets in which the Company does not currently compete. The information technology services industry is highly fragmented, with in excess of 1,000 firms providing software services in 1995 in the United States, according to Dataquest. Many of these small, local firms may be attractive acquisition candidates because they would enable SEi to open new or expand existing branch offices. Recently, the Company acquired Datasvar and DiagSoft. See
     "Business -- Recent Acquisitions."

SERVICES

     The Company provides a wide array of information technology outsourcing services, including information technology support services and information technology development services and solutions. The following is a description of SEi's outsourcing services:

          Technical Product Support. SEi provides technical product support services by telephone (24 hours a day, 7 days a week) to end users of the products of hardware and software companies through its five stand-alone IT call centers in the United States, and three IT call centers in Europe. Consumers of hardware or software products of SEi's customers dial a technical support number listed in their product manuals and are automatically connected to an IT call center technician who is specially trained in the applicable product and acts as a transparent extension of the hardware or software company in diagnosing problems and answering technical questions. The IT call centers also provide technical product support by electronic mail and electronic bulletin boards. The IT call centers in Europe provide support in 14 languages to 22 European countries.

          As a result of its recent acquisition of DiagSoft, the Company also develops and markets proprietary diagnostic software for use by manufacturers, professional service personnel and end users, which serves as a tool for enhancing SEi's technical product support services. Proprietary products developed and marketed by DiagSoft for use with a variety of operating systems include software used by personal computer manufacturers for quality assurance and pre-installed or bundled software used by professional service personnel and end users for verifying component functionality, troubleshooting, resolving hardware and software conflicts, and hardware repairs.

          Help Desk Services. The Company provides help desk services to major companies, at their facilities or through the IT call centers, that have outsourced technical support for their internal information technology systems. Employees of SEi's customers telephone the help desk number provided to them by their employer for technical assistance. Trained technicians dedicated to a specific customer answer questions and diagnose and resolve technical problems ranging from a simplistic error message to a wide area network failure.

          Software Design, Development, Integration and Implementation. SEi professional personnel provide software application design services geared toward the development of a functional and technical blueprint for a client's desired software application. These professionals identify applicable business processes supported by an application and its related functions, determine end user requirements and prepare a comprehensive plan for developing and implementing the application. They also develop custom software necessary to operate a desired application, integrate the application into the customer's existing information processing architecture, test the functionality of the application, and assist the customer in training its personnel to use the application.

          Systems Specialization and Maintenance. SEi professional personnel provide a variety of services designed to support and maintain client/server systems, and mainframe and midrange platforms. These services include systems administration, maintenance and management support, applications enhancement and training services.

          Documentation and Foreign Language Translation. SEi professional personnel provide companies with technical writing and editing of product information and technical manuals, and foreign language translation and localization of software, technical manuals and product information in a variety of sophisticated multimedia formats. They provide translation and localization for 12 languages in 20 countries.

RECENT ACQUISITIONS

     The Company has completed two acquisitions since its initial public offering on April 29, 1996, which are described in greater detail below.

     Datasvar. On July 16, 1996, the Company significantly expanded its information technology support services to the international business community in Europe through the acquisition of all the outstanding stock of Datasvar, in exchange for 246,819 shares of Common Stock. Datasvar, with 90 employees, operates two 50-seat IT call centers in Sweden that provide technical product support throughout Scandinavia to various customers, including several of the same customers currently served by the Company's IT call centers in the United States and Amsterdam. Datasvar won the 1995 award of distinction from Datavardlen, a Swedish information technologies magazine, as a result of its rapid growth and innovative approach to information technology. Datasvar had revenues of $5.3 million and $3.1 million and net income of $1.0 million and $418,000 in 1995 and the six months ended June 30, 1996, respectively. Datasvar significantly enhances the Company's ability to provide information technology support to multi-national Fortune 500 corporations who seek access to global support services 24 hours per day, 7 days per week.

     DiagSoft. On August 30, 1996, the Company expanded the range of its technical product support capabilities through the acquisition of all the outstanding stock of DiagSoft, in exchange for 675,000 shares of Common Stock. Management believes that the diagnostic software developed by DiagSoft and marketed to hardware manufacturers will enhance the Company's ability to efficiently diagnose and solve hardware, software and system problems directly from its IT call centers. Proprietary products developed and marketed by DiagSoft for use with a variety of operating systems include software used by personal computer manufacturers for quality assurance and pre-installed or bundled software used by professional service personnel and end users for verifying component functionality, troubleshooting, resolving hardware and software conflicts, and hardware repairs. DiagSoft had revenues of $6.2 million and $3.9 million and net income (loss) of ($112,000) and $479,000 in 1995 and the six months ended June 30, 1996, respectively. The Company's strategy is to integrate and further develop the software's diagnostics capabilities in order to (i) achieve direct access to broader markets, including home and small business users, (ii) further enhance the efficiency and quality of SEi's information technology support services to end users, and (iii) continue to generate royalty income from the licensing of such software.

     Pro Forma Results. Accounting for the Acquisitions under the pooling-of-interests method of accounting, the Company had pro forma revenues of $74.6 million and $52.5 million, pro forma net income of $2.2 million and $3.6 million, and pro forma net income per share (after giving effect to the 921,819 shares issued in the Acquisitions) of $0.13 and $0.20 in 1995 and the six months ended June 30, 1996, respectively.

CUSTOMERS

     The Company has customers in the United States, Canada and Europe. The Company's customers include Fortune 500 corporations and leading hardware and software companies. The Company believes its nationally recognized customer base presents opportunities for further marketing of its services. Since SEi began providing technical product support services in 1993 to computer hardware and software companies, it has retained approximately 94% of customers utilizing these services.

     Approximately 34%, 29%, 16% and 12% of the Company's revenues in 1993, 1994, 1995 and the six months ended June 30, 1996, respectively, were attributable to one significant customer, IBM. During the first quarter of 1996, IBM instituted a policy that certain information technology services be provided through designated national vendors. The Company has entered into an agreement with such a vendor, Decision Consultants, Inc., under which certain services, previously provided directly to IBM, are being provided indirectly to IBM through this vendor. Although the Company believes its relationship with IBM will not be affected by the change in the method of providing its services to IBM, there can be no assurance that the Company will continue to provide such services. In addition, 17% of the Company's revenues in 1995 and 18% in the first six months of 1996 were attributable to Apple, which became a customer during 1994. The Company's largest ten customers accounted for approximately 70% and 68%, respectively, of the Company's revenues in 1995 and the six months ended June 30, 1996. Generally, the Company's contracts are cancelable by each customer at any time or on short-term notice, and customers may unilaterally reduce their use of the Company's services under such contracts without penalty.

     SEi provided services to approximately 200 customers during 1995. The following is a partial list of these customers.

Apple
Compuserve
Digital Equipment
Disney
First Union
Gateway
GTE
Hewlett Packard
IBM
Monsanto
NationsBank
Silicon Graphics
TCI Telecommunications
3Com

SALES AND MARKETING

     The Company's marketing objective is to develop long-term relationships with existing and potential clients to become the preferred vendor of their information technology outsourcing services. SEi believes that its significant client base provides excellent opportunities for further marketing of its broad range of capabilities. In order to further enhance its marketing efforts, the Company recently increased its direct sales force from 9 to 30 employees. The Company markets its information technology services through a variety of methods, including client referrals, personal sales calls, advertising in industry publications, attending trade shows, direct mailings to targeted customers, telemarketing and cross selling additional services to existing clients.

     As part of its marketing efforts, the Company invites potential and existing customers to visit the IT call centers, where the Company demonstrates its sophisticated telecommunications and call tracking technology, quality procedures and the knowledge of its technicians. The Company also demonstrates its ability to quickly accommodate a new customer or a significant increase in business from an existing customer by emphasizing its systematic approach to establishing and managing IT call centers.

     DiagSoft products are marketed to hardware manufacturers by a direct sales team of four individuals for use by manufacturers in the manufacturing and quality control processes or for bundling as part of factory-installed software for the end user.

     The Company also emphasizes account development to strengthen its relationships with its customers. Sales representatives and account executives are assigned to a limited number of accounts in order to develop a complete understanding of each customer's particular needs, to form strong customer relationships and encourage cross selling of other services offered by the Company. Account executives also receive incentives for cross selling the Company's services.

     Technical product support services provided through IT call centers generally are billed to the client based on a fee per call, rate per minute or time and material basis. As a result of the significant infrastructure costs required for each IT call center, the Company has recently begun increasing its efforts to obtain contracts requiring a minimum billing amount to facilitate planning and capital needs. Help desk services usually are billed at a flat rate per employee per month, with the per employee charge varying depending on the customer's total number of employees and the complexity of its information systems.

     Information technology development services and solutions engagements generally are billed on a time and material basis. SEi is expanding its efforts to obtain contracts with customers lasting six months or longer to increase recurring revenues, maximize utilization of professional personnel and enhance long-term relationships. The Company also is attempting to obtain contracts to provide for the management of a customer's entire information technology project, rather than providing professionals to staff a client-managed project, with a view to enhancing profit margins through the provision of value-added management services.

QUALITY ASSURANCE

     The Company carefully trains, monitors and supervises its employees to enhance efficiency and quality of its services. The training of new technicians at the IT call centers is conducted in-house through certified trainers or by professionals supplied by the Company's customers. The Company actively recruits highly skilled professionals to staff specific assignment needs of its information technology development services and solutions customers. Generally, employees also receive ongoing training throughout the year to respond to changes in technology.

     An IT call center manager supervises project leaders, team leaders and technicians dedicated to individual customer accounts. Each team leader at the IT call centers monitors approximately ten technicians. A project leader supervises a particular customer's account by monitoring calls and reviewing quality standards. Using the Company's proprietary, sophisticated call tracking software, the project leader monitors the number of calls each technician handles, the duration of each call, time between calls, response time, number of queries resolved after the first call, and other statistics important in measuring and enhancing productivity and service levels. Remote and on-site call monitoring systems and on-line performance tracking are used to enhance high quality services. Customers have daily access to a variety of measures of service performance tracked by the Company's technology and can monitor calls directly through the Company's remote call monitoring systems.

     The Company emphasizes a team approach in order to provide high quality, customized solutions to meet its clients' information technology development services and solutions needs. The central role in this team approach is provided by the Company's account executives and recruiters who work together to achieve a successful relationship between the client and the Company's professionals. The team shares information on active and prospective clients, reviews the availability of professionals and discusses general market conditions. Such forums enable the teams to remain informed and knowledgeable on the latest technologies and to identify business development opportunities as they emerge.

     SEi is committed to providing its customers with the highest quality services. To that end, the Company's IT call center in Sterling, Colorado has received ISO 9002 certification, an international standard for quality assurance and consistency in operating procedures. The Company anticipates that many of its existing and potential customers will soon require evidence of ISO 9002 certification prior to outsourcing their technical product support or help desk functions. Consequently, the Company has modeled each of its IT call centers after ISO 9002 procedures to enhance consistency and quality. Additionally, the Company received the 1995 STAR Award in the highest call volume category. This award has been presented annually since 1988 by the Software Support Professionals Association (SSPA) to the software support company that achieves superior customer satisfaction and call metrics.

OPERATIONS

     IT Call Centers. The Company's strategy in the United States is to locate its IT call centers in smaller communities with similar demographic characteristics, typically near a college or university. The Company believes these characteristics tend to provide a well-educated, technically proficient employee pool from which to attract qualified candidates. These locations also tend to have lower labor and infrastructure costs than large metropolitan areas.

     New IT call centers are established to accommodate anticipated growth in the Company's business or in response to a specific customer need. The Company believes that additional IT call centers will be established in the United States, and potentially in Europe and Asia.

     A typical domestic IT call center is approximately 42,000 square feet, has 425 work stations, and can handle 12,000 calls per day. The IT call centers employ current technology in PBX switches, call tracking software, telephone-computer integration, interactive voice response, and relational database management systems that are integrated into centrally managed local area networks and wide area networks. The Company's sophisticated equipment and technology enable it to serve as the transparent extension of its customers at a low cost per transaction and provide its customers with immediate access to the status and results of the Company's services. Due to its modular, open system architecture, the Company's computer system allows timely system updates and modifications. The Company utilizes sophisticated call tracking software and systems to provide efficient scheduling of personnel to accommodate fluctuations in call volume.

     Automated call distributors and digital switches identify each call by the number dialed and automatically route the call to a technician with the applicable knowledge and training. The technical product support calls are routed directly from the end user to the IT call center or are overflow calls routed from the client's place of business. SEi's IT call center in Amsterdam receives calls from the United Kingdom, Western Europe and parts of Eastern Europe, and the newly acquired IT call centers in Sweden receive calls from Sweden, Norway, Denmark and Finland.

     IT call center systems capture and download to permanent databases a variety of information concerning each call for reporting on a daily basis to customers, including number and duration of calls (which are important for billing purposes), response time and results of the call. Summary data and complete databases are made available to the customer to enable it to monitor the level of service provided by the Company, as well as to determine whether end users of its products are encountering recurring problems that require modification. The databases also provide SEi's customers with considerable marketing information concerning end users, such as whether the user is a home or business user, and regional differences in purchasing patterns or usage. The Company maintains tape backups and offsite storage to assure the integrity of its reporting systems and databases.

     The IT call centers are protected by a fire extinguishing system and backup generators and short-term battery backup in the event of a power outage, reduced voltage or power surge. Rerouting of telephone calls to one of the other IT call centers is also available in the event of a telecommunications failure, natural disaster or other emergency. Security measures are imposed to prevent unauthorized access. Software and related data files are backed up daily and stored off site at multiple locations. The Company carries business interruption insurance covering interruptions that might occur as a result of damage to its business. In addition, the Company believes that it has adequate arrangements with its equipment vendors pursuant to which damaged equipment can be replaced promptly. However, there can be no assurance that a natural disaster or other catastrophic event or other occurrence would not have a material adverse effect on the Company.

     Branch Offices. SEi's professional personnel are assigned to one of the Company's ten branch offices, which are located in metropolitan areas throughout the United States in order to be closer to their major customers. Each branch office is responsible for staffing the professional personnel needs of customers within its geographic region and customers referred from other branch offices based on specialized needs. These offices give SEi the ability to (i) offer a broad range of professional services on a local basis, and (ii) respond to changing market demands in each geographical area served. The number of professionals assigned to each branch office ranges from 14 to 130.

     Each branch office is staffed with one or more account executives whose goal is to become the client's partner in evaluating and meeting the client's information technology needs. The account executive's primary responsibilities include: client development; understanding and identifying clients' information technology service needs; working closely with recruiters to staff assignments appropriately; setting billing rates for each assignment; and monitoring ongoing assignments. Each account executive is responsible for between four and ten active corporate accounts, some of which may involve several projects with multiple operating units of a particular company. The account executive cultivates and maintains relationships with the client's chief information officer and numerous department and project managers within the client's organization.

     The account executive has responsibility for staffing an assignment on a timely basis. Upon receiving a new assignment, the account executive prepares a proposal with assignment specifications and distributes the proposal to a recruiter who is familiar with the professionals who have the expertise required for the assignment. The account executive reviews the recruiter's recommended candidates, submits the resumes of qualified employees and other available candidates to the client, and schedules client interviews of the candidates. Typically, an assignment is staffed within five working days. For certain clients with whom the Company has long-term relationships, account executives are given sole responsibility for staffing assignments with little or no client involvement in the decision.

COMPETITION

     The industry in which the Company competes is extremely competitive and highly fragmented. While many companies provide information technology services, management believes no one company is dominant. There are numerous and varied providers of such services, including firms specializing in call center operations, temporary staffing and personnel placement companies, general management consulting firms, major accounting firms, divisions of large hardware and software companies, and niche providers of information technology services, many of whom compete in only certain markets. The Company's competitors include many companies who may possess substantially greater resources, greater name recognition and a more established customer base than the Company. In addition, the services offered by the Company historically have been provided by in-house personnel. The Company's newly acquired DiagSoft subsidiary competes with other developers of software diagnostic tools, many of which have significantly greater financial, technical, marketing and other resources than the Company.

     The Company believes that the most significant competitive factors in the sale of its services include quality and reliability of services, flexibility in tailoring services to customer needs, price, experience, reputation, and comprehensive and integrated services. As a result of intense competition, information technology development services and solutions engagements frequently are subject to pricing pressure. Customers also require vendors to be able to provide services in multiple locations. Competition for contracts for many of SEi's services takes the form of competitive bidding in response to requests for proposals.

EMPLOYEES

     As of September 1, 1996, the Company had 2,923 full-time employees, consisting of 30 in sales and marketing, 2,127 customer support technicians at the IT call centers, 596 technical professionals, and 170 in management, administration and finance.

     The technical and service nature of the Company's business makes its employees an important corporate asset. While the market for qualified personnel is extremely competitive, the Company believes its relationship with its employees is good. The Company's employees are not represented by any union.

     The Company believes that it gains a competitive advantage by locating its IT call centers in smaller communities in which they become an integral part of the local economy and labor force. The Company believes that personnel located in such communities can be employed at a lower overall cost than employees located in a metropolitan setting. SEi's IT call centers are located in communities near a college or university to provide a well-educated, technically proficient work force. Applicants are interviewed for technical skills as well as interpersonal skills.

     The Company recruits its professional personnel through a continually updated recruiting network. This network includes a seasoned team of technical recruiters, a Company-wide candidate database, Internet/ newspaper advertising, candidate referral programs and job fairs. Qualified individuals have generally been available as major companies have increasingly begun downsizing and outsourcing information technology services instead of relying on in-house MIS personnel. However, demand for qualified professionals conversant with certain technologies may outstrip supply as new skills are needed to keep pace with the requirements of customer engagements. Competition for such personnel is intense and employee turnover in this industry is high.

INTELLECTUAL PROPERTY

     The Company relies upon a combination of contract provisions and trade secret laws to protect the proprietary technology it uses at its IT call centers. SEi relies on a combination of copyright, trademark and trade secret laws to protect DiagSoft's proprietary software. The Company attempts to further protect its trade secrets and other proprietary information through agreements with employees and consultants. The Company does not hold any patents and does not have any patent applications pending. There can be no assurance that the steps taken by the Company to protect its proprietary technology will be adequate to deter misappropriation of its proprietary rights or third party development of similar proprietary software. SEi(R) is a registered servicemark of the Company. DiagSoft holds a number of registered trademarks, including DIAGSOFT(R), QAPLUS/WIN(R) and ETSC(R).

FACILITIES

     The Company's principal executive offices are located in Tampa, Florida. This facility currently serves as the headquarters for senior management, the financial and administrative departments, and the Tampa branch office. The following table sets forth additional information concerning the Company's facilities:

                  PROPERTIES(1)                 SQUARE FEET        GENERAL USAGE        LEASE EXPIRATION
    ------------------------------------------  -----------   ------------------------  ----------------
    Tampa, Florida............................     18,000     Corporate headquarters       December 2002
    Greeley, Colorado.........................     42,000     IT call center                         N/A
    Sterling, Colorado........................     34,000     IT call center                         N/A
    Hays, Kansas..............................     42,000     IT call center(2)                      N/A
    Bismarck, North Dakota....................     42,000     IT call center                         N/A
    Minot, North Dakota.......................     42,000     IT call center(3)                      N/A
    Ponca City, Oklahoma......................     42,000     IT call center                         N/A
    Klamath Falls, Oregon.....................     42,000     IT call center                         N/A
    Amsterdam, The Netherlands................     23,200     IT call center               November 1997
    Jarvso, Sweden............................      9,200     IT call center               December 1997
    Sveg, Sweden..............................      6,600     IT call center                   June 1998
    Boulder, Colorado.........................     13,000     Branch office                   March 1997
    Boise, Idaho..............................      2,400     Branch office                 January 1997
    Overland Park, Kansas.....................      2,600     Branch office                    July 1999
    Boston, Massachusetts.....................     26,000     Branch office               September 2000
    St. Louis, Missouri.......................      5,500     Branch office               September 1998
    Kingston, New York........................      3,500     Branch office                December 1996
    Cary, North Carolina......................      9,500     Branch office                December 1996
    Charlotte, North Carolina.................      2,200     Branch office                   March 1997
    Irving, Texas.............................      5,500     Branch office                    June 1998

- ---------------

(1) Excludes leased offices acquired in the DiagSoft acquisition in Scotts Valley, California and Tampa, Florida, which the Company expects to close.
(2) To be completed in September 1996.
(3) To be completed in December 1996.

     The Company owns each of its domestic IT call centers and anticipates that additional IT call centers will be required due to growth and expansion. Facilities formerly used as the Company's headquarters in Charlotte, North Carolina are leased through October 2004, and are currently subleased to third parties through June 1999. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Certain Transactions."

LEGAL PROCEEDINGS

     The Company is not a party to any litigation, nor is it aware of any threatened litigation, that is expected to have a material adverse effect on the Company or its business.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The Company's Board of Directors is divided into three classes with the members of each class serving three-year terms expiring at the third annual meeting of shareholders after their election. Currently, one vacancy exists on the Board of Directors. The following table sets forth information, as of the date of this Prospectus, regarding the directors and executive officers of the Company.

                                                                                         TERM AS
                                                                                        DIRECTOR
                 NAME                    AGE             PRINCIPAL POSITION              EXPIRES
- ---------------------------------------  ---   ---------------------------------------  ---------
John H. Sykes..........................  60    Chairman of the Board, President and        1999
                                               Chief Executive Officer and Director
David E. Garner........................  38    Senior Vice President and Director          1998
John D. Gannett, Jr....................  42    Senior Vice President and Director          1997
Scott J. Bendert.......................  40    Vice President -- Finance, Treasurer
                                               and Chief Financial Officer
John L. Crites, Jr.....................  52    Vice President and General Counsel
Furman P. Bodenheimer, Jr..............  66    Director                                    1999
H. Parks Helms.........................  60    Director                                    1997
Gordon H. Loetz........................  46    Director                                    1998
Ernest J. Milani.......................  67    Director                                    1998
R. James Stroker.......................  50    Director                                    1999

     John H. Sykes has been Chairman of the Board of Directors, President and Chief Executive Officer of the Company since its inception in 1977. Previously, Mr. Sykes was Senior Vice President of CDI Corporation, a publicly-held technical services firm. Mr. Sykes also serves on the Board of Directors of Info Systems Inc. of North Carolina.

     David E. Garner joined the Company in 1984 and, since 1994, has served as Senior Vice President with responsibility for information technology support services for both national and international operations. Prior to becoming Senior Vice President, Mr. Garner held various technical and managerial positions within the Company. In January 1996, Mr. Garner was elected to the Board of Directors of the Company.

     John D. Gannett, Jr. rejoined the Company in 1995 as Senior Vice President with responsibility for information technology development services and solutions. Prior to 1995, Mr. Gannett provided consulting services to the Company under an agreement entered into in 1991. From 1979 to 1991, Mr. Gannett held various management positions within the technical and documentation services areas of the Company. Mr. Gannett has also served as a director of the Company since December 1984.

     Scott J. Bendert joined the Company in 1993 as Chief Financial Officer. In 1994, Mr. Bendert was named Treasurer, and in 1995 was appointed Vice
President -- Finance. From 1984 to 1993, Mr. Bendert held various management positions with Reflectone, Inc., a publicly-held producer of complex computer simulator trainers and devices, most recently as Corporate Controller.

     John L. Crites, Jr. joined the Company as Vice President and General Counsel on April 1, 1996. Prior thereto and since 1991, Mr. Crites served as Executive Director of the Vivian L. Smith Foundation for Restorative Neurology at Baylor College of Medicine in Houston, Texas.

     Furman P. Bodenheimer, Jr. was elected to the Board of Directors of the Company in 1991 and is a member of the Compensation Committee. Mr. Bodenheimer has been President and Chief Executive Officer of Zickgraf Enterprises, Inc. and Nantahala Lumber in Franklin, North Carolina since 1991. Prior thereto and until 1988, Mr. Bodenheimer was President of First Citizens Bank and Vice Chairman of First Citizens

Mortgage Company and First Title Insurance Company. From 1988 to 1991, Mr. Bodenheimer was a consultant to financial institutions.

     H. Parks Helms has served as a director since the Company's inception in 1977 and is a member of the Audit Committee. Mr. Helms is the Managing Partner of the law firm of Helms, Cannon, Hamel & Henderson in Charlotte, North Carolina. Mr. Helms has held numerous political appointments and elected positions, including as a member of the North Carolina House of Representatives.

     Gordon H. Loetz was elected to the Board of Directors of the Company in 1993 and is a member of the Audit Committee. In 1982, Mr. Loetz founded Comprehensive Financial Services, a financial investment advisory company, and serves as its President and Chairman of the Board.

     Ernest J. Milani was elected to the Board of Directors of the Company on April 19, 1996 and is a member of the Compensation Committee. From 1970 and until 1996, Mr. Milani held various positions with CDI Corporation, a publicly-held provider of engineering and technical services, most recently as President of CDI Corporation Northeast and CDI Technical Services Ltd., both of which are subsidiaries of CDI Corporation.

     R. James Stroker has served as a director of the Company since 1990 and is a member of the Compensation Committee. Mr. Stroker is Judge of the Ninth Judicial Circuit of the State of Florida and has over 21 years of judicial experience. Mr. Stroker also serves on the Board of Directors of the University of Orlando Law School. Mr. Stroker is the son-in-law of Mr. Sykes.

EXECUTIVE COMPENSATION

     The following table sets forth certain information concerning compensation paid to or earned by the Company's President and Chief Executive Officer and each of the Company's other most highly compensated executive officers who earned more than $100,000 for the year ended December 31, 1995.

                           SUMMARY COMPENSATION TABLE

                                                                            LONG-TERM
                                                                           COMPENSATION
                                            ANNUAL COMPENSATION            ------------
                                   -------------------------------------    SECURITIES
                                                          OTHER ANNUAL      UNDERLYING       ALL OTHER
   NAME AND PRINCIPAL POSITION      SALARY     BONUS     COMPENSATION(1)    OPTIONS(2)    COMPENSATION(3)
- ---------------------------------  --------   --------   ---------------   ------------   ---------------
John H. Sykes....................  $165,000   $368,578            --               --        $  24,573
  President and Chief Executive
  Officer
David E. Garner..................   150,000     79,166            --          762,000            9,321
  Senior Vice President
John D. Gannett, Jr..............    69,806     25,000            --               --          175,000(3)
  Senior Vice President(4)
Scott J. Bendert.................    89,716     20,000            --               --            4,257
  Vice President -- Finance,
  Treasurer and Chief Financial
  Officer

- ---------------

(1) Does not include the value of the perquisites provided to certain of the named executive officers which in the aggregate did not exceed the lesser of $50,000 or 10% of such officer's salary and bonus.
(2) See "Management -- Stock Option Plans" for information concerning options granted in 1996.
(3) Represents contributions to the Sykes Enterprises, Incorporated Employees' Savings Plan and Trust and excess group term life insurance.
(4) Mr. Gannett rejoined the Company in July 1995. "All Other Compensation" consists solely of payments for consulting services and pursuant to severance agreements entered into with Mr. Gannett in 1991.

     The following table sets forth information with respect to grants of options to purchase shares of Common Stock during 1995 to the executive officers named in the Summary Compensation Table. The amounts shown as potential realizable values on the options are based on assumed annualized rates of appreciation in the price of the Common Stock of 0%, 5% and 10% over the term of the options, as set forth in rules of the Securities and Exchange Commission. Actual gains, if any, on stock option exercises are dependent on future performance of the Common Stock. There can be no assurance that the potential realizable values reflected in this table will be achieved.

                          STOCK OPTION GRANTS IN 1995

                                                             MARKET
                                  % OF TOTAL                PRICE PER                   POTENTIAL REALIZABLE VALUE AT
                      NUMBER OF    OPTIONS                  SHARE OF                    ASSUMED ANNUAL RATES OF STOCK
                      SECURITIES  GRANTED TO               UNDERLYING                   PRICE APPRECIATION FOR OPTION
                      UNDERLYING  EMPLOYEES    EXERCISE    SECURITY ON                             TERM(2)
                       OPTIONS    IN FISCAL      PRICE       DATE OF     EXPIRATION   ----------------------------------
        NAME          GRANTED(1)     1995      PER SHARE      GRANT         DATE         0%          5%          10%
- --------------------- ---------   ----------   ---------   -----------   ----------   --------   ----------   ----------
David E. Garner......  762,000(2)     100%       $4.53        $5.78(3)    12/31/05    $949,960   $3,719,838   $7,969,376

- ---------------

(1) See "Management -- Stock Option Plans" for information concerning options granted in 1996.
(2) The options do not become exercisable until the third anniversary of the date of grant except that up to one-third are exercisable to the extent that the underlying shares are permitted to be included by the underwriters in an underwritten public offering occurring prior thereto. See "Principal and Selling Shareholders."
(3) The Company determined that the Common Stock had a fair market value of $5.78 per share on the date of grant. The Company recorded compensation expense of $949,960 in 1995 in connection with the grant of the options. See Note 10 of Notes to Consolidated Financial Statements.

     The following table sets forth information concerning the value of unexercised options as of December 31, 1995 held by the Company's executive officers. No options were exercised during 1995.

                             YEAR-END OPTION VALUES

                                         NUMBER OF UNEXERCISED SECURITIES   VALUE OF UNEXERCISED IN-THE-MONEY
                                          UNDERLYING OPTIONS AT YEAR-END         OPTIONS AT YEAR-END(1)
                 NAME                    EXERCISABLE(E)/UNEXERCISABLE(U)     EXERCISABLE(E)/UNEXERCISABLE(U)
- ---------------------------------------  --------------------------------   ---------------------------------
David E. Garner........................               762,000(U)                        $ 949,960(U)

- ---------------

(1) The Company determined that the Common Stock had a fair market value of $5.78 per share on December 31, 1995.

EMPLOYMENT AGREEMENTS

     John H. Sykes. On January 1, 1996, the Company entered into an employment agreement with John H. Sykes, the Company's Chairman of the Board, President and Chief Executive Officer. The employment agreement provides for an initial term of five years with an annual base salary of $300,000. Thereafter, the agreement automatically renews for successive two-year terms unless terminated by either party, with the base salary increasing by at least 30% subsequent to the initial term and at least 15% for any subsequent automatic renewal term. Mr. Sykes is also entitled to a performance bonus up to 100% of his base salary based on the Company's achievement of specified levels of income before income taxes as determined by the Compensation Committee and to participate in such bonus programs and other benefit plans as are generally made available to other executive officers of the Company.

     If the agreement is terminated by the Company for any reason other than Mr. Sykes' death or disability or other than cause (as defined therein), the Company shall pay Mr. Sykes a one-time severance payment equal to two times the total of the full amount of Mr. Sykes' annual base salary in effect at the time of such termination plus Mr. Sykes' average annual bonus and other compensation for the prior three years (or such shorter period if the agreement is in effect for less than three years). During the two year period following termination of employment, Mr. Sykes shall not, in any area in which the Company's business is then conducted, directly or indirectly compete with the Company.

     The agreement also provides for a one-time severance payment, in lieu of any other severance payment, equal to three times the total of the full amount of Mr. Sykes' annual base salary then in effect plus Mr. Sykes' average annual bonus and other compensation for the prior five years (or such shorter period of the employment agreement is in effect for less than five years) upon a "change of control" of the Company if (i) Mr. Sykes is terminated from employment prior to the end of the term of the agreement (except if terminated for cause) or (ii) Mr. Sykes elects to terminate his employment with the Company under certain circumstances. A "change of control" shall be deemed to have occurred if (i) any person (other than Mr. Sykes) beneficially owns 20% or more of the outstanding shares of voting capital stock, (ii) the sale or transfer of greater than 50% of the book value of the Company's assets, (iii) the merger, consolidation, share exchange or reorganization of the Company as a result of which the holders of all of the shares of capital stock of the Company as a group would receive less than 50% of the voting power of the capital stock of the surviving corporation,
(iv) the adoption of a plan of liquidation or the approval of the dissolution of the Company, (v) the commencement of a tender offer which, if successful, would result in a change of control, or (vi) a determination by the Board of Directors in view of then current circumstances or impending events that a change of control has occurred or is imminent.

     David E. Garner. On March 1, 1996, the Company entered into a three-year employment agreement with David E. Garner, providing for an annual base salary of $150,000. The agreement automatically renews for successive one-year terms unless terminated by either party, and provides that if the agreement is terminated for any reason other than death or disability, the Company shall pay Mr. Garner non-compete payments equal to $150,000 per year for three years, payable in accordance with the Company's standard payment practice. Mr. Garner is prohibited from directly or indirectly competing with the Company during such three-year period in any area in which the Company's business is then conducted. The agreement also requires the Company to purchase disability insurance that will pay Mr. Garner $150,000 per year for three years in the event of his disability and life insurance that will pay Mr. Garner's estate $450,000 in the event of his death. Mr. Garner also is entitled to a performance bonus up to 100% of his base salary based upon the Company's achievement of specified levels of income before income taxes and upon his achievement of specified goals as determined by the Compensation Committee, and to participate in such bonus programs and other benefit plans as are generally made available to other executive officers of the Company.

     John D. Gannett, Jr. On March 1, 1996, the Company also entered into a three-year employment agreement with John D. Gannett, Jr. providing for an annual base salary of $150,000. The agreement automatically renews for successive one-year terms unless terminated by either party, and provides that if the agreement is terminated by the Company for any reason other than cause (as defined therein), the Company shall pay Mr. Gannett a non-compete payment equal to $150,000 per year for two years, payable in accordance with the Company's standard payment practices. Mr. Gannett is prohibited from directly or indirectly competing with the Company during such two-year period in any area in which the Company's business is then conducted. The agreement provides that if it is terminated by the Company for cause, during a period of two years following termination of employment, Mr. Gannett will not, in any area in which the Company's business is then conducted, directly or indirectly compete with the Company and the Company shall then be required to pay a severance payment of $125,000. Mr. Gannett also is entitled to a performance bonus up to 100% of his base salary based upon the Company's achievement of specified levels of income before income taxes and upon his achievement of specified goals as determined by the Compensation Committee, and to participate in such bonus programs and other benefit plans as are generally made available to other executive officers of the Company.

     Scott J. Bendert. On March 1, 1996, the Company entered into a two-year employment agreement with Scott J. Bendert, providing for an annual base salary of $110,000. The agreement automatically renews for successive one-year terms unless terminated by either party, and provides that if the agreement is terminated for any reason other than death, disability, or cause (as defined therein), the Company shall pay Mr. Bendert a severance payment equal to $110,000, payable in accordance with the Company's standard payment practices, in consideration of Mr. Bendert's agreement to refrain from competing directly or indirectly with the Company for a period of one year in any area in which the Company's business is then conducted. The agreement provides that if it is terminated by the Company for cause or by Mr. Bendert, during a period of one year following termination of employment, Mr. Bendert will not, in any area in which the Company's business is then conducted, directly or indirectly compete with the Company and the Company shall not be required to pay the severance payment. Mr. Bendert also is entitled to a performance bonus up to 35% of his base salary based upon the Company's achievement of specified levels of income before income taxes and upon his achievement of specified goals as determined by the Compensation Committee, and to participate in such bonus programs and other benefit plans as are generally made available to other executive officers of the Company.

STOCK OPTION PLANS

     The Company maintains two stock option plans to attract, motivate and retain key employees and members of the Board of Directors who are not employees of the Company. These stock option plans have been adopted by Board of Directors and were approved by the shareholders of the Company on March 1, 1996.

     1996 Employee Stock Option Plan. The Company's 1996 Employee Stock Option Plan, as amended (the "Employee Plan"), provides for the grant of incentive or nonqualified stock options to purchase up to 1,750,000 shares of Common Stock. In April 1996, the executive officers named in the Summary Compensation Table received options to purchase a total of 184,894 shares of Common Stock as follows: John D. Gannett, Jr., 139,894 shares with an exercise price as follows:
(i) 33 1/3% of such shares at $12.00 per share, (ii) 33 1/3% at $11.33 per share, and (iii) 33 1/3% at $10.00 per share; and Scott J. Bendert, 45,000 shares with an exercise price of $12.00 per share. Certain other officers and employees of the Company hold options to purchase an additional 417,500 shares of Common Stock at a range of $12.00 to $40.40 per share. All such options vest ratably over the three-year period following the date of grant, except for 120,000 options granted to key employees of DiagSoft, all of which are immediately exercisable.

     1996 Non-Employee Director Stock Option Plan. The Company's 1996 Non-Employee Director Stock Option Plan (the "Non-Employee Plan") provides for the grant of nonqualified stock options to purchase up to 300,000 shares of Common Stock to members of the Board of Directors who are not employees of the Company. Each outside director received options to purchase 7,500 shares of Common Stock at an exercise price of $12.00 per share. Thereafter, on the date on which a new outside director is first elected or appointed, he or she shall automatically be granted options to purchase 5,000 shares of Common Stock. Each outside director also shall be granted options to purchase 5,000 shares of Common Stock annually on the day following the annual meeting of shareholders. All options granted will have an exercise price equal to the then fair market value of the Common Stock. Options shall become exercisable over a period of three years in equal amounts until a director has completed his or her initial term, whereupon all options granted prior to that time shall become exercisable, and subsequent options shall become exercisable one year after the date of grant. Options to purchase 37,500 shares of Common Stock at $12.00 per share are outstanding under the Non-Employee Plan.

SPLIT DOLLAR PLAN

     The Company's Split Dollar Plan (the "Split Dollar Plan") provides for benefits to certain executive officers and key employees upon retirement or death prior to retirement. For each calendar year, each participant contributes at least 2% of his or her compensation during the year but not more than the maximum amount allowable under Section 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"). The Company contributes a percentage of each participant's contribution as determined in the Company's discretion at the beginning of each year plus an additional discretionary amount provided that the total of the participant's and the Company's contributions does not exceed the maximum amount allowable under Section 401(k) of the Code. Upon the participant's retirement, the participant shall receive his or her contributions to the Split Dollar Plan plus the vested portion of the Company's contributions. Such contributions vest ratably over a ten year period commencing on the participant's third year of service contingent upon the participant's agreement not to divulge confidential information of the Company or compete with the Company. Upon the death of the participant, the beneficiaries of the participant shall receive the death benefit payable under the life insurance policy purchased with the contributions made to the Split Dollar Plan.

DIRECTOR COMPENSATION

     Directors who are executive officers of the Company receive no compensation as such for service as members of either the Board of Directors or committees thereof. Directors who are not executive officers of the Company receive an annual fee of $5,000, payable in cash or shares of Common Stock based on the fair market value of the Common Stock on the date of payment at the election of each director, plus $1,000 per Board and/or committee meetings attended. The outside directors are also eligible to receive options to purchase Common Stock under the Company's 1996 Non-Employee Director Stock Option Plan. See "Management -- Stock Option Plans -- 1996 Non-Employee Director Stock Option Plan."

     Mr. Milani and the Company entered into a one-year consulting agreement on April 1, 1996 providing for an annual fee of $100,000. The agreement requires Mr. Milani to provide certain technical consulting services to the Company as requested by the Company.

COMMITTEES OF THE BOARD

     The Board of Directors has established committees whose responsibilities are summarized as follows:

     Audit Committee. The Audit Committee is comprised of Messrs. Helms and Loetz and is responsible for reviewing the independence, qualifications and activities of the Company's independent certified accountants and the Company's financial policies, control procedures and accounting staff. The Audit Committee recommends to the Board the appointment of the independent certified public accountants and reviews and approves the Company's financial statements. The Audit Committee is also responsible for the review of transactions between the Company and any Company officer, director or entity in which a Company officer or director has a material interest.

     Compensation Committee. The Compensation Committee is comprised of Messrs. Bodenheimer, Milani and Stroker and is responsible for establishing the compensation of the Company's directors, officers and other managerial personnel, including salaries, bonuses, termination arrangements, and other executive officer benefits.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Company's Compensation Committee was established in connection with the Company's initial public offering in April 1996. The members of the Compensation Committee are Messrs. Bodenheimer, Milani and Stroker. Except for Mr. Sykes, no officer or employee of the Company has participated in deliberations of the Board of Directors concerning executive officer compensation.

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of Common Stock as of September 1, 1996, and as adjusted to reflect the sale of Common Stock offered hereby, with respect to: (i) each person known by the Company to own beneficially more than 5% of the Common Stock; (ii) the Selling Shareholders; (iii) each of the Company's directors and the executive officers named in the Summary Compensation Table; and (iv) all directors and officers of the Company as a group. Each of the shareholders listed below has sole voting and investment power over the shares beneficially owned.

                                          PRIOR TO OFFERING                              AFTER OFFERING
                                   -------------------------------    SHARES     -------------------------------
                                     COMMON SHARES                     BEING       COMMON SHARES
              NAME                 BENEFICIALLY OWNED   PERCENTAGE    OFFERED    BENEFICIALLY OWNED   PERCENTAGE
- ---------------------------------  ------------------   ----------   ---------   ------------------   ----------
John H. Sykes(1).................      13,412,767          67.0%       250,000(2)     13,162,767         60.3%
David E. Garner(3)(4)............         254,000           1.3        254,000                --           --
John D. Gannett, Jr.(5)..........             750             *             --               750            *
Scott J. Bendert(6)..............           2,100             *             --             2,100            *
Furman P. Bodenheimer, Jr.(7)....           4,500             *             --             4,500            *
H. Parks Helms(7)................           3,000             *             --             3,000            *
Gordon H. Loetz(7)...............              --             *             --                --           --
Ernest J. Milani(7)..............           2,250             *             --             2,250            *
R. James Stroker(7)..............             450             *             --               450            *
Gordon H. Kraft(8)...............         675,000           3.4        337,000           338,000          1.6
Johan Holm(9)....................          82,273             *         68,560            13,713            *
Arne Weinz(9)....................          82,273             *         68,560            13,713            *
Norhold Invest AB(9).............          82,273             *         68,560            13,713            *
All directors and officers as a
  group (9 persons)..............      13,679,817          67.5        504,000        13,175,817         60.3

- ---------------

  * Less than 1.0%.
(1) Includes the following shares over which Mr. Sykes retains voting and investment power as grantor: (i) 501,600 shares owned by various trusts for the benefit of Mr. Sykes' children, (ii) 50,000 shares owned by a charitable foundation, and (iii) 200,000 shares owned by a charitable remainder unitrust. Excludes 7,500 shares owned by Mr. Sykes' wife, as to which Mr. Sykes disclaims beneficial ownership. Mr. Sykes' business address is 100 North Tampa Street, Suite 3900, Tampa, Florida 33602.
(2) Consists of 50,000 shares being offered by a charitable foundation controlled by Mr. Sykes and 200,000 shares being offered by a charitable remainder unitrust established by Mr. Sykes.
(3) Consists of shares issuable upon exercise of options that will be exercised and sold in this offering.
(4) Excludes 508,000 shares issuable upon exercise of nonexercisable options. See "Management -- Executive Compensation."
(5) Excludes 139,894 shares of Common Stock issuable upon the exercise of nonexercisable stock options. See "Management -- Stock Option Plans."
(6) Excludes 45,000 shares of Common Stock issuable upon the exercise of nonexercisable stock options. See "Management -- Stock Option Plans."
(7) Excludes 7,500 shares of Common Stock issuable upon the exercise of nonexercisable stock options. See "Management -- Stock Option Plans."
(8) Consists of shares acquired in exchange for DiagSoft stock.
(9) Consists of shares acquired in exchange for Datasvar stock.

                              CERTAIN TRANSACTIONS

     In connection with the Company's initial public offering in April 1996, John H. Sykes, the Company's Chairman of the Board, President and Chief Executive Officer, received 1,830,000 shares of Common Stock in exchange for all the outstanding capital stock of an S corporation, Sykes Realty, Inc. ("Realty"), pursuant to a reorganization (the "Real Estate Reorganization") in which Realty became a wholly owned subsidiary of the Company. Realty owned five domestic IT call centers prior to the Company's initial public offering, and its results have been consolidated with those of the Company in the financial statements appearing elsewhere herein. The number of shares issued to Mr. Sykes was determined by the Company based on the then estimated value of Realty to the Company as a going concern, including its effect on the Company's earnings and the initial public offering price of the Common Stock. No current appraisals were obtained for the IT call centers acquired by the Company in the Real Estate Reorganization. Such IT call centers are recorded at Realty's historical cost of $10.3 million, which consists of $7.8 million of land and monetary grants received by Realty from various governmental agencies and $2.5 million of cash expenditures made by Realty. These grants will be deferred by the Company and recognized in income over the corresponding useful lives of the related assets. See Note 2 of Notes to Consolidated Financial Statements.

     During the three years ended December 31, 1995, the Company pledged certain assets as collateral for mortgage loans made by financial institutions to Mr. Sykes to finance Realty's acquisition of certain of its IT call centers. At the time of the Company's initial public offering, these mortgage loans had an aggregate principal balance of approximately $4.8 million. Mr. Sykes repaid these loans in connection with the Real Estate Reorganization, and the Company assumed and repaid out of the proceeds of its initial public offering $1.3 million of mortgage indebtedness encumbering one of the IT call centers acquired as part of the Real Estate Reorganization.

     Realty recently paid $507,888 to Mr. Sykes, representing Realty's previously earned and undistributed S corporation earnings through the date of the termination of Realty's S corporation status. In connection therewith, Mr. Sykes and the Company entered into an agreement providing for indemnification by Mr. Sykes to the Company and by the Company to Mr. Sykes, respectively, concerning certain tax allocation matters arising out of Realty's S corporation status and other matters relating to Realty's activities prior to the Real Estate Reorganization.

     The Company leases an office building in Charlotte, North Carolina from Mr. Sykes, d/b/a Sykes Investments. The lease is a triple net lease and provides for annual base lease payments of approximately $277,000. The term of the lease expires in October 2004, subject to renewal for two additional five year terms at the option of the Company, and is currently subleased to third parties through June 1999. In the event such third parties default on the sublease, the Company remains liable to Sykes Investments for the lease payments. The premises formerly served as the Company's headquarters prior to the Company's relocation to Florida in 1993. The Company believes the terms of the lease are no less favorable to the Company than could be obtained from an unaffiliated third party.

     At various times, the Company has loaned various amounts to Mr. Sykes. During each of the years ended December 31, 1993, 1994 and 1995, the largest aggregate amount of such indebtedness outstanding at any one time was approximately $351,000, $296,000, and $296,000, respectively. In March 1996, Mr. Sykes repaid to the Company all outstanding amounts.

     The Company leases an aircraft from a corporation owned by Mr. Sykes. The lease has a term of ten years and is subject to renewal for an additional one-year term at the option of the Company. Under the lease, the Company pays monthly lease payments of approximately $48,100 plus applicable sales taxes and all operating costs. The Company believes the terms of the aircraft lease are no less favorable to the Company than could have been obtained from an unaffiliated third party.

     The Audit Committee of the Board of Directors is responsible for reviewing all future transactions between the Company and any officer or director of the Company or any entity in which an officer or director has a material interest. Any such transactions must be on terms no less favorable than those that could be obtained on an arms-length basis from independent third parties.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, par value $0.01 per share, and 10,000,000 shares of Preferred Stock, par value $0.01 per share. As of the date of this Prospectus, there were issued and outstanding 20,026,498 shares of Common Stock. The following description is qualified in its entirety by reference to the Company's Articles of Incorporation and Bylaws, which are filed as exhibits to the Registration Statement of which this Prospectus is a part.

COMMON STOCK

     The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Cumulative voting in the election of directors is not permitted. Subject to preferences that may be granted to holders of Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. See "Dividend Policy." In the event of liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference, if any, which may be granted to the holders of Preferred Stock. Holders of Common Stock have no conversion, preemptive or other rights to subscribe for additional shares or other securities, and there are no redemption or sinking fund provisions with respect to such shares. The issued and outstanding shares of Common Stock are, and the shares offered hereby will be upon payment therefor, fully paid and nonassessable.

PREFERRED STOCK

     The Board of Directors has the authority to issue up to 10,000,000 shares of Preferred Stock in one or more series and to fix the number of shares constituting any such series and the rights and preferences thereof, including dividend rates, terms of redemption (including sinking fund provisions), redemption price or prices, voting rights, conversion rights and liquidation preferences of the shares constituting such series, without any further vote or action by the Company's shareholders. The issuance of Preferred Stock by the Board of Directors could adversely affect the rights of holders of Common Stock. For example, an issuance of Preferred Stock could result in a class of securities outstanding that would have preferences over the Common Stock with respect to dividends and liquidations, and that could (upon conversion or otherwise) enjoy all of the rights appurtenant to Common Stock.

CERTAIN STATUTORY AND OTHER PROVISIONS

     Statutory Provisions. The Company is subject to several anti-takeover provisions under Florida law that apply to a public corporation organized under Florida law unless the corporation has elected to opt out of such provisions in its Articles of Incorporation or (depending on the provision in question) its Bylaws. The Company has not elected to opt out of these provisions. The Florida Business Corporation Act (the "Florida Act") contains a provision that prohibits the voting of shares in a publicly held Florida corporation which are acquired in a "control share acquisition" unless the board of directors approves the control share acquisition or the holders of a majority of the corporation's voting shares (exclusive of shares held by officers of the corporation, inside directors or the acquiring party) approve the granting of voting rights as to the shares acquired in the control share acquisition. A control share acquisition is defined as an acquisition that immediately thereafter entitles the acquiring party to vote in the election of directors within each of the following ranges of voting power: (i) one-fifth or more but less than one-third of such voting power, (ii) one-third or more but less than a majority of such voting power and (iii) a majority or more of such voting power. This statutory voting restriction is not applicable in certain circumstances set forth in the Florida Act.

     The Florida Act also contains an "affiliated transaction" provision that prohibits a publicly-held Florida corporation from engaging in a broad range of business combinations or other extraordinary corporate transactions with an "interested shareholder" unless (i) the transaction is approved by a majority of disinterested directors before the person becomes an interested shareholder,
(ii) the interested shareholder has owned at least 80% of the Company's outstanding voting shares for at least five years, or (iii) the transaction is approved by the holders of two-thirds of the Company's voting shares other than those owned by the interested shareholder. An interested shareholder is defined as a person who, together with affiliates and associates, beneficially owns (as defined in Section 607.0901(1)(e), Florida Statutes) more than 10% of the Company's outstanding voting shares.

     Classified Board of Directors. Under the Company's Articles of Incorporation and Bylaws, the Board of Directors of the Company is divided into three classes, with staggered terms of three years each. Each year the term of one class expires. The Company's Articles of Incorporation provide that any vacancies on the Board of Directors shall be filled only by the affirmative vote of a majority of the directors then in office, even if less than a quorum. The Articles of Incorporation of the Company also provide that any director may be removed from office, but only for cause.

     Special Voting Requirements. The Company's Articles of Incorporation provide that all actions taken by the shareholders must be taken at an annual or special meeting of the shareholders or by unanimous written consent. The Articles of Incorporation provide that special meetings of the shareholders may be called by only a majority of the members of the board of directors, the Chairman of the Board or the holders of not less than 35% of the Company's outstanding voting shares. Under the Company's Bylaws, shareholders will be required to comply with advance notice provisions with respect to any proposal submitted for shareholder vote, including nominations for elections to the Board of Directors. The Articles of Incorporation and Bylaws of the Company contain provisions requiring the affirmative vote of the holders of at least two-thirds of the Common Stock to amend certain provisions thereof.

     Indemnification and Limitation of Liability. The Florida Act authorizes Florida corporations to indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, the corporation), by reason of the fact that he or she is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation or other entity, against liability incurred in connection with such proceeding, including any appeal thereof, if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. In the case of an action by or on behalf of a corporation, indemnification may not be made if the person seeking indemnification is adjudged liable, unless the court in which such action was brought determines such person is fairly and reasonably entitled to indemnification. The indemnification provisions of the Florida Act require indemnification if a director or officer has been successful on the merits or otherwise in defense of any action, suit or proceeding to which he or she was a party by reason of the fact that he or she is or was a director or officer of the corporation. The indemnification authorized under Florida law is not exclusive and is in addition to any other rights granted to officers and directors under the Articles of Incorporation or Bylaws of the corporation or any agreement between officers and directors and the corporation. A corporation may purchase and maintain insurance or furnish similar protection on behalf of any officer or director against any liability asserted against the officer or director and incurred by the officer or director in such capacity, or arising out of the status, as an officer or director, whether or not the corporation would have the power to indemnify him or her against such liability under the Florida Act.

     The Company's Articles of Incorporation provide for the indemnification of directors and executive officers of the Company to the maximum extent permitted by Florida law and for the advancement of expenses incurred in connection with the defense of any action, suit or proceeding that the director or executive officer was a party to by reason of the fact that he or she is or was a director or executive officer of the Company upon the receipt of an undertaking to repay such amount, unless it is ultimately determined that such person is not entitled to indemnification.

     Under the Florida Act, a director is not personally liable for monetary damages to the Company or any other person for acts or omissions in his or her capacity as a director except in certain limited circumstances such as certain violations of criminal law and transactions in which the director derived an improper person benefit. As a result, shareholders may be unable to recover monetary damages against directors for actions taken by them which constitute negligence or gross negligence or which are in violation of their fiduciary duties, although injunctive or other equitable relief may be available.

     The foregoing provisions of the Florida Act and the Company's Articles of Incorporation and Bylaws could have the effect of preventing or delaying a person from acquiring or seeking to acquire a substantial equity interest in, or control of, the Company.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is Firstar Trust
                         Company, Milwaukee, Wisconsin.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon the completion of this offering, the Company will have 21,833,818 shares of Common Stock outstanding (22,223,818 shares if the Underwriters' over-allotment option is exercised in full). Of these shares, 8,266,832 shares (8,656,832 shares if the Underwriters' over-allotment option is exercised in full), including the shares sold in this offering, will be freely tradeable by persons other than affiliates of the Company, without restriction under the Securities Act of 1933, as amended (the "Securities Act"). The remaining 13,566,986 shares will be "restricted" securities within the meaning of Rule 144 under the Securities Act and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemptions contained in Rule 144. Of this amount, 12,189,680 shares beneficially owned by persons who are affiliates of the Company are eligible for public sale pursuant to Rule 144, subject to the volume restrictions discussed below. However, the directors, executive officers and principal shareholders of the Company have agreed not to sell, contract to sell or otherwise dispose of any shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of the Representatives. The former shareholders of Datasvar and DiagSoft have registration rights with respect to a total of 379,139 shares of Common Stock beneficially owned by them that constitute restricted securities.

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including an affiliate of the Company, who has beneficially owned his or her shares for at least two years (including the prior holding period of any prior owner other than an affiliate) is entitled to sell within any three-month period that number of shares which does not exceed the greater of 1% of the outstanding shares of the Common Stock, or the average weekly trading volume during the four calendar weeks preceding each such sale. Sales under Rule 144 also are subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. A person (or persons whose shares are aggregated) who is not or has not been deemed an "affiliate" of the Company for at least three months, and who has beneficially owned shares for at least three years (including the holding period of any prior owner other than an affiliate) would be entitled to sell such shares under Rule 144 without regard to the limitations discussed above.

     Sales of substantial amounts of Common Stock in the public market could adversely affect prevailing market prices.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement, the Company and the Selling Shareholders have agreed to sell to each of the Underwriters listed below, and the Underwriters, for whom Raymond James & Associates, Inc., Robert W. Baird & Co. Incorporated, and Oppenheimer & Co., Inc., are acting as representatives (the "Representatives"), have severally agreed to purchase, the respective number of shares of Common Stock set forth opposite their names below:

                                                                              NUMBER OF
                                UNDERWRITERS                                    SHARES
    ---------------------------------------------------------------------  ----------------
    Raymond James & Associates, Inc......................................
    Robert W. Baird & Co. Incorporated...................................
    Oppenheimer & Co., Inc...............................................

                                                                           ----------------
              Total......................................................      2,600,000
                                                                           =============

     The Underwriting Agreement provides that the obligations of the several Underwriters thereunder are subject to approval of certain legal matters by their counsel and to various other conditions. The Underwriters are obligated to purchase all the shares of Common Stock offered hereby, excluding shares covered by the over-allotment option granted to the Underwriters, if any are purchased.

     The Company and the Selling Shareholders have been advised by the Representatives that the Underwriters propose to offer the Common Stock to the public at the initial public offering price set forth on the cover page of this Prospectus and to certain dealers at such price, less a concession of not in
excess of $          per share, and that the Underwriters and such dealers may
reallow a concession of not in excess of $          per share to other dealers.
The public offering price and concessions and reallowances to dealers may be changed by the Representatives after the initial public offering.

     The Company has granted to the Underwriters an option, exercisable within 30 days after the date of the public offering, to purchase up to an additional 390,000 shares of Common Stock to cover over-allotments, at the same price per share to be paid by the Underwriters for the other shares offered hereby. If the Underwriters purchase any such additional shares pursuant to this option, each of the Underwriters will be committed to purchase such additional shares in approximately the same proportion as set forth in the above table. The Underwriters may purchase such shares only to cover over-allotments, if any, in connection with the offering.

     The Company and the Underwriters have agreed to indemnify, or to contribute to payments made by, each other against certain civil liabilities, including certain civil liabilities under the Securities Act.

     The Company has an oral agreement with Pamrae Capital Group Inc., a financial consulting firm which has no affiliation with the Underwriters or the Company, to pay up to $100,000 for the following services provided to the
Company: guidance regarding the registration process with the Securities and Exchange Commission, assistance with the selection of managing underwriters, management of professionals engaged in the registration process, assistance with the Company's selection of a financial printer, and general assistance in structuring the offering.

     The Company and its directors and executive officers, and the Selling Shareholders have agreed not to sell, contract to sell or otherwise dispose of any shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of the Representatives. See "Shares Eligible for Future Sale."

     In connection with this offering, the Underwriters and selling group members (if any) may engage in passive market making transactions in the Common Stock on Nasdaq immediately prior to the commencement of sales in this offering, in accordance with Rule 10b-6A under the Exchange Act. Passive market making consists of displaying bids on Nasdaq limited by the bid prices of independent market makers and purchases limited by such prices and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specific percentage of the passive market maker's average daily trading volume in the Common Stock during a specified prior period and must be discontinued when such limit is reached. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

     The validity of the issuance of the shares of Common Stock offered hereby will be passed upon for the Company and the Selling Shareholders by Foley & Lardner, Tampa, Florida. Attorneys in the firm of Foley & Lardner representing the Company in connection with this offering beneficially own approximately 1,000 shares of Common Stock. Certain legal matters in connection with the sale of the Common Stock offered hereby will be passed upon for the Underwriters by Holland & Knight (a partnership including professional corporations), Tampa, Florida.

                                    EXPERTS

     The Consolidated Financial Statements and Supplemental Consolidated Financial Statements of the Company at December 31, 1995 and 1994, and for the year ended December 31, 1995, the five months ended December 31, 1994 and each of the two years in the period ended July 31, 1994, appearing in this Prospectus and in the Registration Statement, have been audited by Coopers & Lybrand L.L.P., independent auditors, as set forth in their reports thereon appearing elsewhere herein and in the Registration Statement, and are included herein in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing. The Consolidated Financial Statements of Datasvar at December 31, 1995 and 1994, and for the three years ended December 31, 1995 appearing in this Prospectus and in the Registration Statement, have been audited by Lindebergs Revisionsbyra AB, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and are included herein in reliance upon such report given upon the authority of such firm as experts in accounting and auditing. The Consolidated Financial Statements of DiagSoft at December 31, 1995 and 1994, and for the year ended December 31, 1995, the five months ended December 31, 1994 and each of the two years in the period ended July 31, 1994, appearing in this Prospectus and in the Registration Statement, have been audited by Coopers & Lybrand L.L.P., independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and are included herein in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement (of which this Prospectus is a part) under the Securities Act with respect to the securities offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements contained in the Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto. For further information regarding the Company and the Common Stock offered hereby, reference is hereby made to the Registration Statement and such exhibits and schedules which may be obtained from the Commission at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also maintains a Web site that contains reports, proxy and information statements and other information regarding registrants, including the Company, that file electronically with the Commission. The address of such Web site is http://www.sec.gov.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
SYKES ENTERPRISES, INCORPORATED CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Accountants.....................................................   F-2
Consolidated Financial Statements
  Consolidated Balance Sheets.........................................................   F-3
  Consolidated Statements of Income...................................................   F-4
  Consolidated Statements of Changes in Shareholders' Equity..........................   F-5
  Consolidated Statements of Cash Flows...............................................   F-6
  Notes to Consolidated Financial Statements..........................................   F-7
DATASVAR SUPPORT AB CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Accountants.....................................................  F-17
Consolidated Financial Statements
  Consolidated Balance Sheets.........................................................  F-18
  Consolidated Statements of Income...................................................  F-19
  Notes to Consolidated Financial Statements..........................................  F-20
DIAGSOFT, INC. CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Accountants.....................................................  F-24
Consolidated Financial Statements
  Consolidated Balance Sheets.........................................................  F-25
  Consolidated Statements of Operations...............................................  F-26
  Consolidated Statements of Changes in Shareholders' Deficit.........................  F-27
  Consolidated Statements of Cash Flows...............................................  F-28
  Notes to Consolidated Financial Statements..........................................  F-29
SYKES ENTERPRISES, INCORPORATED SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Accountants.....................................................  F-35
Supplemental Consolidated Financial Statements
  Supplemental Consolidated Balance Sheets............................................  F-36
  Supplemental Consolidated Statements of Operations..................................  F-37
  Supplemental Consolidated Statements of Changes in Shareholders' Equity.............  F-38
  Supplemental Consolidated Statements of Cash Flows..................................  F-39
  Notes to Supplemental Consolidated Financial Statements.............................  F-40

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
  of Sykes Enterprises, Incorporated

     We have audited the accompanying consolidated balance sheets of Sykes Enterprises, Incorporated as of December 31, 1994 and 1995 and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years ended July 31, 1993 and 1994, the five months ended December 31, 1994, and the year ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sykes Enterprises, Incorporated as of December 31, 1994 and 1995, and the consolidated results of their operations and their cash flows for the years ended July 31, 1993 and 1994, the five months ended December 31, 1994, and the year ended December 31, 1995, in conformity with generally accepted accounting principles.

                                          COOPERS & LYBRAND L.L.P.

Tampa, Florida
February 23, 1996, except as to certain information in Notes
13 and 15 for which the dates are March 1, 1996 and August 30, 1996, respectively

                        SYKES ENTERPRISES, INCORPORATED

                          CONSOLIDATED BALANCE SHEETS

                                                               DECEMBER 31,
                                                        --------------------------     JUNE 30,
                                                           1994           1995           1996
                                                        -----------    -----------    -----------
                                                                                      (UNAUDITED)
                                    ASSETS
Current assets
  Cash and cash equivalents...........................  $   763,226    $ 1,232,836    $   683,500
  Temporary investments...............................           --             --     25,858,213
  Receivables, including unbilled.....................   10,171,803     15,010,853     18,949,015
  Refundable income taxes.............................      407,627        602,197        607,186
  Prepaid expenses and other current assets...........      593,049        366,275        757,265
                                                        -----------    -----------    -----------
     Total current assets.............................   11,935,705     17,212,161     46,855,179
Property and equipment, net...........................   11,213,036     23,220,780     26,253,341
Deferred income taxes.................................           --        177,000        159,000
Deferred charges and other assets.....................    1,122,067        732,558        857,726
                                                        -----------    -----------    -----------
          Total assets................................  $24,270,808    $41,342,499    $74,125,246
                                                        ===========    ===========    ===========

                     LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
  Current installments of long-term debt..............  $   641,165    $ 1,245,204    $        --
  Accounts payable....................................    1,364,754      5,345,980      3,283,688
  Accrued employee compensation and benefits..........    2,303,969      5,659,517      5,971,344
  Income taxes payable................................           --             --      2,250,267
  Deferred income taxes...............................    1,974,000      3,366,000        283,080
  Other accrued expenses and current liabilities......      589,401      1,102,107        558,006
                                                        -----------    -----------    -----------
     Total current liabilities........................    6,873,289     16,718,808     12,346,385
Long-term debt........................................    6,213,835      8,180,916             --
Deferred income taxes.................................      255,000             --      1,797,510
Deferred grants.......................................    2,344,250      6,326,341      7,850,477
Commitments and contingencies (Note 8)
Shareholders' equity
  Preferred stock, $0.01 par value, 10,000,000 shares
     authorized; no shares issued and outstanding.....           --             --             --
  Common stock, $0.01 par value, 50,000,000 shares
     authorized; 13,200,000, 13,200,000 and 19,104,679
     shares issued and outstanding....................      132,000        132,000        191,047
  Additional paid-in capital..........................      219,000        219,000     45,533,470
  Retained earnings...................................    8,295,370      9,798,316      6,407,080
  Accumulated foreign currency translation
     adjustments......................................      (61,936)       (32,882)          (723)
                                                        -----------    -----------    -----------
     Total shareholders' equity.......................    8,584,434     10,116,434     52,130,874
                                                        -----------    -----------    -----------
          Total liabilities and shareholders'
            equity....................................  $24,270,808    $41,342,499    $74,125,246
                                                        ===========    ===========    ===========

          See accompanying notes to consolidated financial statements

                        SYKES ENTERPRISES, INCORPORATED

                       CONSOLIDATED STATEMENTS OF INCOME

                                                            FIVE MONTHS                       SIX MONTHS ENDED
                                  YEARS ENDED JULY 31,         ENDED        YEAR ENDED    -------------------------
                                -------------------------   DECEMBER 31,   DECEMBER 31,     JULY 2,      JUNE 30,
                                   1993          1994           1994           1995          1995          1996
                                -----------   -----------   ------------   ------------   -----------   -----------
                                                                                          (UNAUDITED)   (UNAUDITED)
Revenues......................  $50,749,987   $47,661,706   $ 18,167,860   $ 63,096,660   $27,676,757   $45,433,016
Operating expenses
  Direct salaries and related
     costs....................   34,750,666    32,614,464     12,635,474     40,845,227    18,452,446    27,000,158
  General and
     administrative...........   14,240,792    14,116,896      5,163,488     19,010,865     7,831,974    13,766,316
                                -----------   -----------    -----------    -----------   -----------   -----------
     Total operating
       expenses...............   48,991,458    46,731,360     17,798,962     59,856,092    26,284,420    40,766,474
                                -----------   -----------    -----------    -----------   -----------   -----------
Income from operations........    1,758,529       930,346        368,898      3,240,568     1,392,337     4,666,542
Other income (expense)
  Interest....................     (127,679)     (125,521)      (220,807)      (703,354)     (315,560)     (251,721)
  Other.......................      (44,680)      (78,802)       (76,656)        64,732        70,049        69,092
                                -----------   -----------    -----------    -----------   -----------   -----------
     Total other expense......     (172,359)     (204,323)      (297,463)      (638,622)     (245,511)     (182,629)
                                -----------   -----------    -----------    -----------   -----------   -----------
Income before income taxes....    1,586,170       726,023         71,435      2,601,946     1,146,826     4,483,913
Provision for income taxes
  Current.....................    1,148,000      (408,000)        (4,000)       252,000       103,000       503,000
  Deferred....................     (320,000)      649,000         41,000        847,000       373,000     1,175,000
                                -----------   -----------    -----------    -----------   -----------   -----------
     Total provision for
       income taxes...........      828,000       241,000         37,000      1,099,000       476,000     1,678,000
                                -----------   -----------    -----------    -----------   -----------   -----------
Net income....................      758,170       485,023         34,435      1,502,946       670,826     2,805,913
Preferred stock dividends.....           --            --             --             --            --        47,343
                                -----------   -----------    -----------    -----------   -----------   -----------
Net income applicable to
  common shareholders.........  $   758,170   $   485,023   $     34,435   $  1,502,946   $   670,826   $ 2,758,570
                                ===========   ===========    ===========    ===========   ===========   ===========
Pro forma income data
  (unaudited):
Income before income taxes....  $ 1,586,170   $   726,023   $     71,435   $  2,601,946   $ 1,146,826   $ 4,483,913
Pro forma provision for income
  taxes relating to S
  corporation.................           --        15,000         23,500        172,000        64,000        67,000
Actual provision for income
  taxes.......................      828,000       241,000         37,000      1,099,000       476,000     1,678,000
                                -----------   -----------    -----------    -----------   -----------   -----------
     Total provision and pro
       forma provision for
       income taxes...........      828,000       256,000         60,500      1,271,000       540,000     1,745,000
                                -----------   -----------    -----------    -----------   -----------   -----------
Pro forma net income..........      758,170       470,023         10,935      1,330,946       606,826     2,738,913
Preferred stock dividends.....           --            --             --             --            --        47,343
                                -----------   -----------    -----------    -----------   -----------   -----------
Pro forma net income
  applicable to common
  shareholders................  $   758,170   $   470,023   $     10,935   $  1,330,946   $   606,826   $ 2,691,570
                                ===========   ===========    ===========    ===========   ===========   ===========
Pro forma net income per
  share.......................  $      0.05   $      0.03   $         --   $       0.08   $      0.04   $      0.15
                                ===========   ===========    ===========    ===========   ===========   ===========
Pro forma weighted average
  common and common equivalent
  shares outstanding..........   15,952,162    15,952,162     15,952,162     15,952,162    15,952,162    17,384,719

          See accompanying notes to consolidated financial statements

                        SYKES ENTERPRISES, INCORPORATED

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                                                                                    ACCUMULATED
                                                                                                      FOREIGN
                                                    COMMON STOCK        ADDITIONAL                   CURRENCY
                                                ---------------------     PAID-IN      RETAINED     TRANSLATION
                                                  SHARES      AMOUNT      CAPITAL      EARNINGS     ADJUSTMENTS
                                                ----------   --------   -----------   -----------   -----------
Balance at August 1, 1992.....................  13,200,000   $132,000   $        --   $ 6,886,742    $      --
  Net income..................................          --         --            --       758,170           --
                                                ----------   --------   -----------   -----------     --------
Balance at July 31, 1993......................  13,200,000    132,000            --     7,644,912           --
  Contribution to capital.....................          --         --       219,000       131,000           --
  Foreign currency translation
     adjustment...............................          --         --            --            --      (58,751)
  Net income..................................          --         --            --       485,023           --
                                                ----------   --------   -----------   -----------     --------
Balance at July 31, 1994......................  13,200,000    132,000       219,000     8,260,935      (58,751)
  Foreign currency translation adjustment.....          --         --            --            --       (3,185)
  Net income..................................          --         --            --        34,435           --
                                                ----------   --------   -----------   -----------     --------
Balance at December 31, 1994..................  13,200,000    132,000       219,000     8,295,370      (61,936)
  Foreign currency translation adjustment.....          --         --            --            --       29,054
  Net income..................................          --         --            --     1,502,946           --
                                                ----------   --------   -----------   -----------     --------
Balance at December 31, 1995..................  13,200,000    132,000       219,000     9,798,316      (32,882)
  Merger with Sykes Realty, Inc.
     (unaudited)..............................   1,220,000     12,200       253,366      (773,454)          --
  Conversion of redeemable preferred stock
     (unaudited)..............................     298,686      2,987     5,373,365    (5,376,352)          --
  Issuance of common stock
     (unaudited)..............................   2,417,768     24,178    39,707,421            --           --
  Three-for-two stock split (unaudited).......   1,968,225     19,682       (19,682)           --           --
  Foreign currency translation adjustment
     (unaudited)..............................          --         --            --            --       32,159
  Preferred stock dividends (unaudited).......          --         --            --       (47,343)          --
  Net income (unaudited)......................          --         --            --     2,805,913           --
                                                ----------   --------   -----------   -----------     --------
Balance at June 30, 1996 (unaudited)..........  19,104,679   $191,047   $45,533,470   $ 6,407,080    $    (723)
                                                ==========   ========   ===========   ===========     ========

          See accompanying notes to consolidated financial statements

                        SYKES ENTERPRISES, INCORPORATED

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                     FIVE MONTHS                           SIX MONTHS ENDED
                                         YEARS ENDED JULY 31,           ENDED         YEAR ENDED     ----------------------------
                                     ----------------------------    DECEMBER 31,    DECEMBER 31,      JULY 2,         JUNE 30,
                                         1993            1994            1994            1995            1995            1996
                                     ------------    ------------    ------------    ------------    ------------    ------------
                                                                                                     (UNAUDITED)     (UNAUDITED)
Cash flows from operating
  activities
  Net income.......................  $    758,170    $    485,023    $    34,435     $  1,502,946    $    670,826    $  2,805,913
  Depreciation and amortization....       999,401       1,347,097        906,570        2,824,363         754,494       2,225,061
  Deferred compensation............            --              --             --          949,960              --              --
  Deferred income taxes............      (320,000)        649,000         41,000          847,000         373,000       1,175,000
  Loss (gain) on disposal of
    property and equipment.........        18,047         109,877         36,497          (27,545)        (27,846)         (6,590)
  Change in assets and liabilities:
    Receivables, including
      unbilled.....................     2,365,190        (315,782)    (1,293,278 )     (4,725,050)     (1,388,111)     (3,938,162)
    Refundable income taxes........        33,028      (1,245,720)       561,093         (194,570)         33,810          (4,989)
    Prepaid expenses and other
      current assets...............        32,726        (327,190)      (291,643 )        226,774          (1,971)       (390,990)
    Deferred charges and other
      assets.......................      (466,058)       (319,491)       141,044           50,208         401,243        (261,668)
    Accounts payable...............      (421,290)       (152,627)       388,334        3,981,225         616,542      (2,705,729)
    Accrued employee compensation
      and benefits.................            --         521,930       (133,220 )      2,404,588         550,064         625,368
    Income taxes payable...........        97,171         (97,171)            --               --        (458,472)       (209,733)
    Other accrued expenses and
      current liabilities..........       326,664         (25,111)        93,151          512,706        (137,090)       (722,503)
                                     ------------    ------------    -----------     ------------    ------------    ------------
        Net cash provided by (used
          for) operating
          activities...............     3,423,049         629,835        483,983        8,352,605       1,386,489      (1,409,022)
                                     ------------    ------------    -----------     ------------    ------------    ------------
Cash flows for investing activities
  Capital expenditures.............    (1,390,929)     (4,632,252)    (4,827,675 )    (12,933,105)     (1,851,640)     (5,444,651)
  Acquisition of businesses........      (282,000)       (104,000)            --               --              --              --
  Proceeds from sale of property
    and
    equipment......................       365,502          67,181        209,670           79,936          73,568         146,590
                                     ------------    ------------    -----------     ------------    ------------    ------------
        Net cash used for investing
          activities...............    (1,307,427)     (4,669,071)    (4,618,005 )    (12,853,169)     (1,778,072)     (5,298,061)
                                     ------------    ------------    -----------     ------------    ------------    ------------
Cash flows from financing
  activities
  Paydowns under revolving line of
    credit agreements..............   (21,114,409)    (18,563,000)    (8,058,000 )    (32,023,539)    (12,302,000)    (19,871,569)
  Borrowings under revolving line
    of credit agreements...........    19,184,207      19,043,000     10,383,000       29,933,273      13,184,000      19,706,835
  Proceeds from issuance of
    stock..........................            --              --             --               --              --      39,731,599
  Proceeds from grants.............            --         708,000      1,250,000        2,370,000              --       1,725,665
  Proceeds from issuance of
    long-term debt.................            --       3,000,000      1,300,000        5,000,000              --              --
  Payment of long-term debt........            --              --       (250,000 )       (338,614)       (320,263)     (9,261,386)
  Preferred stock dividends paid...            --              --             --               --              --         (47,343)
                                     ------------    ------------    -----------     ------------    ------------    ------------
        Net cash provided by (used
          for) financing
          activities...............    (1,930,202)      4,188,000      4,625,000        4,941,120         561,737      31,983,801
                                     ------------    ------------    -----------     ------------    ------------    ------------
Adjustment for foreign currency
  translation......................            --         (58,751)        (3,185 )         29,054           2,350          32,159
                                     ------------    ------------    -----------     ------------    ------------    ------------
Net increase in cash, cash
  equivalents and temporary
  investments......................       185,420          90,013        487,793          469,610         172,504      25,308,877
Cash, cash equivalents and
  temporary
  investments -- beginning.........            --         185,420        275,433          763,226         763,226       1,232,836
                                     ------------    ------------    -----------     ------------    ------------    ------------
Cash, cash equivalents and
  temporary
  investments -- ending............  $    185,420    $    275,433    $   763,226     $  1,232,836    $    935,730    $ 26,541,713
                                     ============    ============    ===========     ============    ============    ============
Supplemental disclosures of cash
  flow information
  Cash paid during the year for:
    Interest.......................  $    106,349    $    103,494    $   217,200     $    747,081
    Income taxes...................  $  1,114,191    $    766,214    $     1,082     $    687,343

          See accompanying notes to consolidated financial statements

                        SYKES ENTERPRISES, INCORPORATED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- NATURE OF BUSINESS

     Sykes Enterprises, Incorporated and consolidated subsidiaries (the "Company") provide comprehensive information technology outsourcing services including information technology support services, consisting of technical product support and help desk services, and information technology development services and solutions, consisting of software design, development, integration and implementation and documentation, foreign language translation and localization services. The Company's services are provided to a wide variety of industries.

NOTE 2 -- SUMMARY OF ACCOUNTING POLICIES

     Principles of Consolidation -- All significant intercompany transactions and balances have been eliminated from these consolidated financial statements.

     Change in Fiscal Year -- The Company changed its fiscal year end from July 31 to December 31 effective August 1, 1994. The consolidated statements of income, changes in shareholders' equity, and cash flows for the years ended July 31, 1993 and 1994, the five months ended December 31, 1994 and the year ended December 31, 1995 are presented in the accompanying consolidated financial statements.

     Interim Financial Statements -- The unaudited financial statements as of June 30, 1996, and for the six months ended July 2, 1995 and June 30, 1996, in the opinion of management include all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of such information. The results of operations for the six months ended June 30, 1996 are not necessarily indicative of the results for the full year.

     Recognition of Revenue -- The Company primarily recognizes its revenue for information technology support services and information technology development services and solutions as services are performed. Certain of these services are performed under fixed price contracts and revenue is recognized using the percentage-of-completion method of accounting. Adjustments to fixed price contracts and related estimated losses, if any, are recorded in the period when such adjustments or losses are known.

     Cash and Cash Equivalents and Temporary Investments -- Cash and cash equivalents and temporary investments consist of investments with original maturities of three months or less.

     Shareholder Receivable and Payable -- The Company has recorded a receivable from its single shareholder of approximately $728,000 at December 31, 1994 and a net payable due to its single shareholder of approximately $671,000 at December 31, 1995. These amounts have been included in receivables, including unbilled and accounts payable at December 31, 1994 and 1995, respectively.

     Property and Equipment -- Property and equipment is recorded at cost and depreciated using the straight-line method over the estimated useful lives of the respective assets. Improvements to leased premises are amortized over the shorter of the related lease term or the useful lives of the improvements. Cost and related accumulated depreciation on assets retired or disposed of are removed from the accounts and any gains or losses resulting therefrom are credited or charged to income. Depreciation expense was approximately $715,000, $1,059,000, $709,000 and $2,697,000 for the years ended July 31, 1993 and 1994, the five months ended December 31, 1994 and the year ended December 31, 1995, respectively.

     Land received from various governmental agencies under grants is recorded at fair value (as determined by an independent appraiser) at date of grant. During the five months ended December 31, 1994 and the year ended December 31, 1995, the Company recorded approximately $400,000 and $1,824,000, respectively, in land acquisitions as a result of such grants. Accordingly, these non-cash transactions have been excluded from the accompanying consolidated statements of cash flows for the five months ended December 31, 1994 and the year ended December 31, 1995.

                        SYKES ENTERPRISES, INCORPORATED

NOTE 2 -- SUMMARY OF ACCOUNTING POLICIES -- (CONTINUED)
     Deferred Charges and Other Assets -- Deferred charges and other assets consist primarily of long-term deposits, and goodwill and covenants not to compete arising from business acquisitions. These intangible assets are being amortized over periods ranging from two to ten years.

     Income Taxes -- Deferred income taxes are recorded to reflect the tax consequences on future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income.

     The Company and its consolidated affiliates are either taxed as C corporations or have elected to be taxed as an S corporation under the provisions of the Internal Revenue Code through the effective date of the Company's initial public offering (see Note 15). The Company's affiliate which elected to be taxed as an S corporation is not subject to federal and state income taxes at the corporate level. Instead, the taxable income of the S corporation is included in the individual income tax return of the Company's single shareholder for federal income tax purposes.

     Deferred Grants -- Grants for the acquisition of property and equipment are deferred and recognized in income over the corresponding useful lives of the related property and equipment. There are no significant contingencies associated with the grants that would impact the Company's ability to utilize assets received in connection with the grants.

     Foreign Currency Translation -- The assets and liabilities of the Company's foreign subsidiaries whose functional currency is other than the U.S. Dollar are translated at the exchange rates in effect on the reporting date, and income and expenses are translated at the weighted average exchange rate during the period. The net effect of translation gains and losses are not included in determining net income, but are accumulated as a separate component of shareholders' equity. Foreign currency translation gains and losses are included in determining net income. Such gains and losses were not material for any period presented.

     Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates; however, management does not believe these differences would have a material effect on operating results.

     New Accounting Pronouncements -- In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock Based Compensation." With respect to stock options granted to employees, SFAS No. 123 permits companies to continue using the accounting method promulgated by the Accounting Principles Board Opinion No. 25 ("APB No. 25"), "Accounting for Stock Issued to Employees," to measure compensation or to adopt the fair value based method prescribed by SFAS No. 123. If APB No. 25's method is continued, pro forma disclosures are required as if SFAS No. 123 accounting provisions were followed. Management has determined not to adopt SFAS No. 123's accounting recognition provisions. In the opinion of management, SFAS No. 123 is not expected to have a material impact on the Company's financial statements.

     SFAS No. 121, "Accounting for the Impairment of Long Lived Assets and for Long Lived Assets to be Disposed Of," is effective for years beginning after December 15, 1995. This statement requires that long-lived assets and certain intangibles to be held and used by the Company be reviewed for impairment. This pronouncement is not expected to have a material impact on the financial statements of the company.

                        SYKES ENTERPRISES, INCORPORATED

NOTE 3 -- CONCENTRATIONS OF CREDIT RISK

     Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of trade receivables. With the exception of approximately $1.8 million of receivables from a significant customer (See Note 12), the Company's credit concentrations are limited due to the wide variety of customers and markets into which the Company's services are sold.

NOTE 4 -- RECEIVABLES

     Receivables consist of the following:

                                                                       DECEMBER 31,
                                                                ---------------------------
                                                                   1994            1995
                                                                -----------     -----------
    Trade accounts receivable.................................  $ 8,368,688     $14,120,955
    Unbilled accounts receivable..............................      781,849         602,881
    Notes receivable from officers and related parties........      728,237         145,000
    Other.....................................................      408,336         225,416
                                                                -----------     -----------
                                                                 10,287,110      15,094,252
    Less allowance for doubtful accounts......................      115,307          83,399
                                                                -----------     -----------
                                                                $10,171,803     $15,010,853
                                                                ===========     ===========

NOTE 5 -- PROPERTY AND EQUIPMENT

     Property and equipment consist of the following:

                                                                       DECEMBER 31,
                                                                ---------------------------
                                                                   1994            1995
                                                                -----------     -----------
    Land......................................................  $   455,000     $ 2,240,746
    Buildings and leasehold improvements......................    5,479,796       9,461,812
    Equipment, furniture and fixtures.........................    8,931,629      16,037,577
    Transportation equipment..................................      668,561         524,480
    Construction in progress..................................           --       1,499,363
                                                                -----------     -----------
                                                                 15,534,986      29,763,978
    Less accumulated depreciation.............................    4,321,950       6,543,198
                                                                -----------     -----------
                                                                $11,213,036     $23,220,780
                                                                ===========     ===========

NOTE 6 -- LONG-TERM DEBT

     The Company has a credit facility with NationsBank, N.A. comprised of a $12 million revolving line of credit and a term note issued in the original amount of $8 million. Availability under the line of credit is based upon a maximum of 85% of eligible receivables. Borrowings accrue interest at prime (8.5% at December 31, 1995), and a commitment fee of 1/4 of 1% per annum is payable quarterly on the unused portion. The term note is payable in sixty consecutive monthly installments of $133,333 beginning April 1, 1996, and accrues interest on the outstanding principal balance at a floating rate equal to prime. The credit facility is collateralized by substantially all of the Company's (excluding Sykes Realty, Inc.) accounts receivable, property and equipment, and intangible assets, and is guaranteed in an amount not to exceed $500,000 by the Company's single shareholder. The agreement contains restrictive covenants regarding, among other things, annual dividend payments (limited to 30% of previous year net income), and the Company's maintenance of tangible net worth, total liabilities and working capital. At December 31, 1995, the Company was in compliance with,

                        SYKES ENTERPRISES, INCORPORATED

NOTE 6 -- LONG-TERM DEBT -- (CONTINUED)
or had received waivers or amendments through December 31, 1996 regarding all restrictive covenants. The loan agreement matures June 1, 1997, at which time if the facility is not renewed, the interest rate associated with the Company's line of credit increases to prime plus one percent, and all outstanding borrowings, including the remaining balance of the term note, become due and payable in twelve consecutive equal installments beginning July 1, 1997. The Company had borrowings under the credit facility of approximately $5,555,000 and $8,165,000 at December 31, 1994 and 1995, respectively.

     During 1994, the Company entered into a loan agreement with a bank in the principal amount of $1,300,000. Payments are due in monthly installments of approximately $13,600. Borrowings accrue interest at 9.5% through December 1, 1997, at which time the interest rate is subject to change. At December 31, 1994 and 1995, outstanding amounts under the agreement was approximately $1,300,000 and $1,261,000, respectively.

     See Note 15 -- Subsequent Events for use of proceeds pursuant to public offering.

NOTE 7 -- INCOME TAXES

     The components of income before income taxes are as follows:

                                                                     FIVE MONTHS
                                          YEARS ENDED JULY 31,          ENDED          YEAR ENDED
                                         -----------------------     DECEMBER 31,     DECEMBER 31,
                                            1993          1994           1994             1995
                                         -----------    --------     ------------     ------------
    Domestic...........................  $ 1,120,162    $770,779       $ 88,625        $2,370,365
    Foreign............................      466,008     (44,756)       (17,190)          231,581
                                          ----------    --------       --------        ----------
           Total income before income
              taxes....................  $ 1,586,170    $726,023       $ 71,435        $2,601,946
                                          ==========    ========       ========        ==========

     Provision for income taxes consists of the following:

                                                                     FIVE MONTHS
                                          YEARS ENDED JULY 31,          ENDED          YEAR ENDED
                                        ------------------------     DECEMBER 31,     DECEMBER 31,
                                           1993          1994            1994             1995
                                        -----------    ---------     ------------     ------------
    Current:
      Federal.........................  $   741,000    $(380,000)      $(10,000)       $  151,000
      State...........................      185,000           --         (2,000)           25,000
      Foreign.........................      222,000      (28,000)         8,000            76,000
                                         ----------    ---------       --------        ----------
           Total current provision for
              income taxes............    1,148,000     (408,000)        (4,000)          252,000
                                         ----------    ---------       --------        ----------
    Deferred:
      Federal.........................    (241,000)      703,000         34,000           731,000
      State...........................     (79,000)      (54,000)         7,000           116,000
                                         ----------    ---------       --------        ----------
           Total deferred provision
              for income taxes........    (320,000)      649,000         41,000           847,000
                                         ----------    ---------       --------        ----------
           Total provision for income
              taxes...................  $   828,000    $ 241,000       $ 37,000        $1,099,000
                                         ==========    =========       ========        ==========

                        SYKES ENTERPRISES, INCORPORATED

NOTE 7 -- INCOME TAXES -- (CONTINUED)
     The components of the net deferred tax asset (liability) are as follows:

                                                                       DECEMBER 31,
                                                                ---------------------------
                                                                   1994            1995
                                                                -----------     -----------
    Current:
    Deferred tax asset:
      Accounts payable........................................  $   190,000     $   428,000
      Accrued expenses........................................      939,000       1,534,000
      State operating loss carryforward.......................       18,000           1,000
      Other...................................................      277,000         109,000
                                                                -----------     -----------
         Total current deferred tax asset.....................    1,424,000       2,072,000
                                                                -----------     -----------
    Deferred tax liability:
      Receivables.............................................   (3,356,000)     (5,337,000)
      State tax refunds.......................................      (16,000)        (57,000)
      Property and equipment..................................      (26,000)        (44,000)
                                                                -----------     -----------
         Total current deferred tax liability.................   (3,398,000)     (5,438,000)
                                                                -----------     -----------
           Net current deferred tax liability.................  $(1,974,000)    $(3,366,000)
                                                                ===========     ===========
    Non-current:
    Deferred tax asset:
      Deferred compensation...................................  $        --     $   360,000
      State operating loss carryforward.......................       38,000          37,000
      Other...................................................        4,000          28,000
                                                                -----------     -----------
         Total non-current deferred tax asset.................       42,000         425,000
                                                                -----------     -----------
    Deferred tax liability:
      State tax refunds.......................................      (60,000)             --
      Property and equipment..................................     (237,000)       (248,000)
                                                                -----------     -----------
         Total non-current deferred tax liability.............     (297,000)       (248,000)
                                                                -----------     -----------
           Net non-current deferred tax asset (liability).....  $  (255,000)    $   177,000
                                                                ===========     ===========

     Deferred income taxes applicable to undistributed earnings of foreign subsidiaries that are indefinitely reinvested in foreign operations are immaterial. The Company anticipates that no material tax cost will be incurred on such earnings.

     At December 31, 1995, the Company had state net operating loss carryforwards of approximately $635,000 which expire in 2009.

     In conjunction with the Company's initial public offering (See Note 15), the Company changed its method of accounting for income taxes from the cash basis to the accrual method. The corresponding adjustment will be included in taxable income over a period not to exceed four years.

                        SYKES ENTERPRISES, INCORPORATED

NOTE 7 -- INCOME TAXES -- (CONTINUED)
     The following summarizes the principal differences between income taxes at the federal statutory rate and the effective income tax amounts reflected in the financial statements:

                                                                      FIVE MONTHS
                                            YEARS ENDED JULY 31,         ENDED        YEAR ENDED
                                            ---------------------     DECEMBER 31,   DECEMBER 31,
                                              1993         1994           1994           1995
                                            --------     --------     ------------   ------------
    Statutory tax.........................  $539,000     $247,000       $ 25,000      $  885,000
    State income taxes, net of federal tax
      benefit.............................    91,000       26,000          3,000          98,000
    Effect of income not subject to
      federal and state income tax........        --      (13,000)       (21,000)       (155,000)
    Change in state tax rate..............        --      (67,000)            --              --
    Foreign taxes, net of foreign income
      not taxed in U.S....................    64,000      (11,000)        14,000         (11,000)
    Permanent differences.................    59,000       77,000         36,000         123,000
    Other.................................    75,000      (18,000)       (20,000)        159,000
                                            --------     --------       --------      ----------
              Total provision for income
                taxes.....................  $828,000     $241,000       $ 37,000      $1,099,000
                                            ========     ========       ========      ==========

     The Company is currently under examination by the Internal Revenue Service for tax years ended July 31, 1991, 1992, 1993 and 1994. The Company has reviewed various matters that are under consideration and believes that it has adequately provided for any liability that may result from this examination. In the opinion of management, any liability that may arise from prior periods as a result of the examination will not have a material effect on the Company's financial condition or results of operations.

NOTE 8 -- COMMITMENTS AND CONTINGENCIES

     The Company has pledged certain assets as collateral on mortgage loans made to the Company's single shareholder. Total loans outstanding at December 31, 1995 was approximately $3,977,000. Subsequent to year-end, an additional mortgage loan of $800,000, net of repayments, was made to the Company's single shareholder.

     The Company leases certain equipment and buildings under operating leases having terms ranging from one to five years. The building leases contain up to two five-year renewal options.

     Rental expense under operating leases for the years ended July 31, 1993 and 1994, the five months ended December 31, 1994, and the year ended December 31, 1995 was approximately $1,713,000, $2,096,000, $532,000, and $1,124,000,
respectively. Rental expense related to an office building leased from the Company's single shareholder, net of subleases, was approximately $277,000, $277,000, $45,000 and $104,000 for the years ended July 31, 1993 and 1994, the five months ended December 31, 1994 and the year ended December 31, 1995, respectively. In December 1995, the Company signed a ten-year operating lease agreement with the Company's single shareholder to lease a corporate aircraft. The lease expense for 1995 was approximately $51,000.

     The Company has a five year noncancelable sublease agreement with an unrelated tenant for its Charlotte, North Carolina facility. The minimum sublease rental amounts the Company is to receive are approximately $176,000, $181,000, $187,000, and $94,000 for the years ended December 31, 1996 through 1999, respectively.

                        SYKES ENTERPRISES, INCORPORATED

NOTE 8 -- COMMITMENTS AND CONTINGENCIES -- (CONTINUED)
     The following is a schedule of future minimum rental payments (without regard to the North Carolina sublease) under operating leases having a remaining noncancelable term in excess of one year subsequent to December 31, 1995:

                                                         RELATED     NON-RELATED     TOTAL
                           YEAR                           PARTY        PARTY        AMOUNT
    --------------------------------------------------  ----------   ----------   -----------
    1996..............................................  $  855,000   $1,929,000   $ 2,784,000
    1997..............................................     855,000    1,781,000     2,636,000
    1998..............................................     855,000    1,289,000     2,144,000
    1999..............................................     855,000      672,000     1,527,000
    2000..............................................     855,000      620,000     1,475,000
    Thereafter........................................   3,904,000      431,000     4,335,000
                                                        ----------   ----------   -----------
              Total minimum payments required.........  $8,179,000   $6,722,000   $14,901,000
                                                        ==========   ==========   ===========

     The Company from time to time is involved in legal actions arising in the ordinary course of business. With respect to these matters, management believes that it has adequate legal defenses and/or provided adequate accruals for related costs such that the ultimate outcome will not have a material adverse effect on the Company's future financial position.

NOTE 9 -- EMPLOYEE BENEFIT PLAN

     The Company maintains a 401(k) plan covering defined employees who meet established eligibility requirements. Under the plan provisions, the Company matches 25% of participant contributions to a maximum matching amount of 1% of participant compensation. Company contributions are funded on a bi-weekly basis. The Company contribution was approximately $70,000, $81,000, $105,000 and $95,000 for the years ended July 31, 1993 and 1994, the five months ended December 31, 1994 and the year ended December 31, 1995, respectively.

NOTE 10 -- STOCK OPTIONS

     In connection with an agreement entered into in 1995, the Company granted options to purchase 762,000 shares of common stock at $4.53 per share to an executive officer. The Company has determined the per share price was $1.25 below fair market value at the date of grant. As a result, the Company has recognized compensation expense of $949,960, which is included in general and administrative expenses in the accompanying consolidated statements of income for the year ended December 31, 1995. The options granted in connection with the agreement become exercisable three years from the date of grant, except that up to one-third are exercisable to the extent that the underlying shares are permitted to be included by the underwriters in an underwritten public offering occurring prior thereto. Options expire if not exercised by the tenth anniversary of their grant date.

                        SYKES ENTERPRISES, INCORPORATED

NOTE 11 -- INTERNATIONAL OPERATIONS

     During the year ended July 31, 1994, the Company opened a facility in The Netherlands. During the year ended December 31, 1995, the Company closed its office in Canada. The effects of these two offices reflect the international operations of the Company for the periods presented. The revenue, income (loss) before income taxes and total assets of the Company associated with international operations are as follows:

                                                                     FIVE MONTHS
                                         YEARS ENDED JULY 31,           ENDED          YEAR ENDED
                                       -------------------------     DECEMBER 31,     DECEMBER 31,
                                          1993           1994            1994             1995
                                       ----------     ----------     ------------     ------------
    Revenue..........................  $2,774,878     $1,120,358      $  741,681       $2,785,473
    Income (loss) before income
      taxes..........................     466,008        (44,756)        (17,190)         231,581
    Total assets.....................     566,576      1,004,700       1,274,043        2,495,440

NOTE 12 -- SIGNIFICANT CUSTOMERS

     Two customers comprise 33% of the Company's revenues for the year ended December 31, 1995. Revenues from one customer amounted to 38%, 30%, 27% and 16% of the Company's revenues for the years ended July 31, 1993 and 1994, the five months ended December 31, 1994 and the year ended December 31, 1995, respectively. Revenues from a new customer amounted to 17% of the Company's revenues for the year ended December 31, 1995.

NOTE 13 -- PRO FORMA DISCLOSURES (UNAUDITED)

     Pro Forma Income Taxes -- An affiliate of the Company had elected to be treated as an S corporation for federal and state income tax purposes. As such, the affiliate's taxable income was reported to and subject to tax to the affiliate's shareholder. Prior to the Company's initial public offering (See
Note 15), the Company's affiliate terminated its S corporation election and accordingly became subject to federal and state income taxes. The unaudited pro forma provision for income taxes reported on the consolidated statements of income shows approximate federal and state income taxes (by applying statutory income tax rates) that would have been incurred if the affiliate had been subject to tax as a C corporation. In addition, the Company changed its method of accounting for income taxes from the cash basis to the accrual method in connection with the offering. The corresponding adjustment will be included in taxable income over a period not to exceed four years.

     Pro Forma Net Income Per Share -- In March 1996, the Company was a North Carolina corporation and amended its Articles of Incorporation to authorize the issuance of up to 10,000 shares of $1,000 par value per share preferred stock. At that time, the Company approved a 95-to-1 stock split of all outstanding common stock. Subsequent to the amendment and stock split, the Company changed its state of incorporation from North Carolina to Florida and changed the authorized number of shares of common stock from 100,000 to 50,000,000. As part of the change of state of incorporation, each share of common stock of the North Carolina corporation was exchanged for 88 shares (132 shares as adjusted for a three-for-two stock split, see Note 15 -- Subsequent Events) of common stock of the Company. All applicable share and per share amounts in the accompanying financial statements have been retroactively adjusted to reflect these events.

     Weighted average common shares outstanding includes the common share equivalents discussed in Note 10 applying the treasury stock method. In addition, the calculation includes certain preferred stock issued subsequent to year end that were converted to common stock immediately prior to the closing of and sold in the Company's initial public offering. Such shares were deemed outstanding for all periods presented.

     In addition, the Company issued 1,830,000 shares of common stock as a result of the merger involving Sykes Realty, Inc. immediately prior to the offering, which shares were deemed outstanding for all periods presented.

                        SYKES ENTERPRISES, INCORPORATED

NOTE 14 -- SELECTED FINANCIAL DATA

     Effective August 1, 1994, the Company changed its fiscal year end from July 31 to December 31. Accordingly, the financial statements for December 31, 1994 reflect the Company's results of operations for a five-month period.

     Selected financial data for the twelve months ended December 31, 1993, 1994 and 1995 consists of the following:

                                                           YEARS ENDED DECEMBER 31,
                                                  -------------------------------------------
                                                     1993            1994            1995
                                                  -----------     -----------     -----------
                                                  (UNAUDITED)     (UNAUDITED)
    Revenues....................................  $50,187,986     $45,114,923     $63,096,660
    Operating expenses
      Direct salaries and related costs.........   34,974,625      30,635,862      40,845,227
      General and administrative................   14,010,168      13,598,163      19,010,865
                                                  -----------     -----------     -----------
         Total..................................   48,984,793      44,234,025      59,856,092
                                                  -----------     -----------     -----------
    Income from operations......................    1,203,193         880,898       3,240,568
    Other income (expense)
      Interest..................................     (106,919)       (303,825)       (703,354)
      Other.....................................      172,463        (148,543)         64,732
                                                  -----------     -----------     -----------
         Total other income (expense)...........       65,544        (452,368)       (638,622)
                                                  -----------     -----------     -----------
    Income before income taxes..................    1,268,737         428,530       2,601,946
    Provision for income taxes..................      583,000         178,000       1,099,000
                                                  -----------     -----------     -----------
    Net income..................................  $   685,737     $   250,530     $ 1,502,946
                                                  ===========     ===========     ===========
    Pro forma income data (unaudited)
    Income before income taxes..................  $ 1,268,737     $   428,530     $ 2,601,946
    Pro forma provision for income taxes
      relating to S corporation.................           --          39,000         172,000
    Actual provision for income taxes...........      583,000         178,000       1,099,000
                                                  -----------     -----------     -----------
         Total provision and pro forma provision
           for income taxes.....................      583,000         217,000       1,271,000
                                                  -----------     -----------     -----------
    Pro forma net income........................  $   685,737     $   211,530     $ 1,330,946
                                                  ===========     ===========     ===========
    Pro forma net income per share..............  $      0.04     $      0.01     $      0.08
                                                  ===========     ===========     ===========
    Pro forma weighted average common and common
      equivalent shares outstanding.............   15,952,162      15,952,162      15,952,162

NOTE 15 -- SUBSEQUENT EVENTS

     Preferred Stock -- In connection with an agreement entered into in February 1996, the Company's single shareholder transferred all the newly issued shares of the Company's outstanding preferred stock and all of the outstanding non-voting common stock to a related party. Effective immediately prior to the Company's initial public offering (see below), the preferred stock and non-voting common stock was automatically converted into shares of common stock. These converted shares were sold in connection with such offering.

     1996 Employee Stock Option Plan -- The Company's 1996 Employee Stock Option Plan, as amended (the "Employee Plan"), provides for the grant of incentive or nonqualified stock options to purchase up to 1,750,000 shares of common stock. In April 1996, certain executive officers received options to purchase a

                        SYKES ENTERPRISES, INCORPORATED

NOTE 15 -- SUBSEQUENT EVENTS -- (CONTINUED) total of 184,894 shares of common stock as follows: 139,894 shares with an exercise price as follows: (i) 33 1/3% of such shares at $12.00 per share, (ii) 33 1/3% at $11.33 per share, and (iii) 33 1/3% at $10.00 per share; and 45,000 shares with an exercise price of $12.00 per share. Certain other officers and employees of the Company hold options to purchase an additional 417,500 shares of common stock at a range of $12.00 to $40.40 per share. All such options vest ratably over the three-year period following the date of grant, except for 120,000 options granted to key employees of DiagSoft (see below), all of which are immediately exercisable.

     1996 Non-Employee Director Stock Option Plan -- The Company's 1996 Non-Employee Director Stock Option Plan (the "Non-Employee Plan") provides for the grant of nonqualified stock options to purchase up to 300,000 shares of common stock to members of the Board of Directors who are not employees of the Company. Each outside director received options to purchase 7,500 shares of common stock at an exercise price of $12.00 per share. Thereafter, on the date on which a new outside director is first elected or appointed, he or she shall automatically be granted options to purchase 5,000 shares of common stock. Each outside director also shall be granted options to purchase 5,000 shares of common stock annually on the day following the annual meeting of shareholders. All options granted will have an exercise price equal to the then fair market value of the common stock. Options shall become exercisable over a period of three years in equal amounts until a director has completed his or her initial term, whereupon all options granted prior to that time shall become exercisable, and subsequent options shall become exercisable one year after the date of grant. There are options outstanding to purchase 37,500 shares of Common Stock at $12.00 per share under the Non-Employee Plan.

     Public Offering -- In April 1996, the Company completed its initial public offering for the sale of 3 million shares of common stock. Coincident with the offering, the underwriters of the offering exercised their 15% over-allotment option and accordingly an additional 626,652 shares of the Company's common stock were sold by the Company. The Company received approximately $39.7 million from the sale of the shares, net of underwriting discount and expenses associated with the offering. The net proceeds were used to repay all outstanding indebtedness and make capital expenditures, with the remaining balance held for general corporate and working capital purposes. In addition, the Company's previous single shareholder used a portion of the proceeds from shares sold by the shareholder in connection with the offering to repay certain amounts related to mortgage loans for which the Company pledged certain assets as collateral (See Note 8).

     Stock Split -- Effective July 28, 1996, the Company's Board of Directors approved a three-for-two stock split of common stock. The par value of the common stock remains unchanged. All share and per share amounts have been restated to retroactively reflect the stock split.

     Acquisitions -- On July 16, 1996, the Company acquired all of the stock of Datasvar Support AB (Datasvar) in exchange for 246,819 shares of the Company's common stock. Datasvar is a provider of technical product support throughout Scandinavia. On August 30, 1996, the Company acquired all of the stock of DiagSoft, Inc. (DiagSoft) in exchange for 675,000 shares of the Company's common stock. DiagSoft develops and markets diagnostic software applications. The acquisitions will be accounted for under the pooling-of-interests method of accounting.

                              DATASVAR SUPPORT AB

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the shareholders and
Board of Directors of
Datasvar Support AB

     We have audited the accompanying consolidated balance sheets of Datasvar Support AB as of December 31, 1994 and 1995 and the related consolidated statements of income and retained earnings for each of the three years in the period ended December 31, 1995, all expressed in thousands of Swedish crowns (SEK 000's). These financial statements are the responsibility of the Datasvar Support AB Group management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosure in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Datasvar Support AB as of December 31, 1994 and 1995, and the results of its operations for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

     Accounting principles established to the Commercial Law of Sweden vary in certain respects from accounting principles generally accepted in the United States. The application of the latter would have affected the determination of net income for each of the three years in the period ended December 31, 1995 and shareholders' equity as of December 31, 1994 and 1995 to the extent summarized in Note 11 to the financial statements.

Stockholm, Sweden
February 19, 1996

/s/ JORGEN SANDELL
- ---------------------------------------------------------
Jorgen Sandell
Authorized Public Accountant

                              DATASVAR SUPPORT AB

                          CONSOLIDATED BALANCE SHEETS

                                                                   DECEMBER 31,
                                                                ------------------     JUNE 30,
                                                                 1994       1995         1996
                                                                -------    -------    -----------
                                                                                      (UNAUDITED)
                                                                  ALL FIGURES IN SEK THOUSANDS
ASSETS
Current assets
  Cash and bank accounts......................................    1,970      2,687        2,661
  Short-term investments in securities (Note 5)...............    3,691      5,543        3,908
  Accounts receivables........................................    4,429      3,822        6,234
  Prepaid expenses and accrued income.........................    3,595      4,216        2,508
  Other current receivables...................................      289          9           --
                                                                 ------     ------       ------
                                                                 13,974     16,277       15,311
Fixed assets
  Shares in subsidiaries (Note 8).............................       --         --           --
  Computer and telecom equipment (Note 2).....................    1,296        884        1,144
  Machinery and equipment (Note 3)............................    1,319      1,377        1,227
  Fixed assets under construction.............................       --      1,708        5,784
                                                                 ------     ------       ------
                                                                  2,615      3,969        8,155
                                                                 ------     ------       ------
          Total assets........................................   16,589     20,246       23,466
                                                                 ======     ======       ======
LIABILITIES AND EQUITY
Current liabilities
  Liabilities to subsidiaries.................................       --         --           --
  Accounts payable to suppliers...............................    3,994      2,142        3,538
  Income tax liability........................................      535      1,046          697
  Accrued expenses and deferred income........................    2,228      3,777        4,424
  Other current liabilities...................................      893      1,270          183
                                                                 ------     ------       ------
                                                                  7,650      8,235        8,842
Long-term liabilities
  Loans (Note 7)..............................................    2,000      1,833        1,734
  Development grant not yet recognized as revenue.............    4,031      2,776        1,725
  Deferred tax................................................      185        635        1,547
                                                                 ------     ------       ------
                                                                  6,216      5,244        5,006
Untaxed reserves
  Profit equalization reserve.................................       --         --           --
  Excess depreciation.........................................       --         --           --
                                                                 ------     ------       ------
Equity (Note 9)
  Restricted equity:
  Share capital, 12,000 shares with a par value of SEK 100
     each.....................................................      600      1,200        1,200
  Restricted reserves/Legal reserve...........................    1,178      1,974        1,974
                                                                 ------     ------       ------
                                                                  1,778      3,174        3,174
  Nonrestricted equity:
  Nonrestricted reserves/Retained earnings....................     (80)      (250)        3,807
  Net profit for the year.....................................    1,025      3,843        2,637
                                                                 ------     ------       ------
                                                                    945      3,593        6,444
                                                                 ------     ------       ------
          Total liabilities and equity........................   16,589     20,246       23,466
                                                                 ======     ======       ======
Pledged assets:
  Floating charges............................................   12,000     12,000       12,000
Contingent liabilities:
  Conditional liability for repayment of development grant....    2,266      3,685        3,836
  Loan guarantee for a subsidiary.............................       --         --           --

          See accompanying notes to consolidated financial statements

                              DATASVAR SUPPORT AB

                       CONSOLIDATED STATEMENTS OF INCOME

                                           YEAR ENDED DECEMBER 31,              SIX MONTHS ENDED
                                       -------------------------------     ---------------------------
                                        1993        1994        1995         JULY 2,        JUNE 30,
                                       -------     -------     -------        1995            1996
                                                                           -----------     -----------
                                                                           (UNAUDITED)     (UNAUDITED)
                                                        ALL FIGURES IN SEK THOUSANDS
Operating revenues
  Sales..............................   14,210      23,662      35,115        17,607          21,252
  Other operating revenues (Note
     1)..............................    2,568       4,212       6,183         2,934           2,309
                                       -------     -------     -------       -------         -------
                                        16,778      27,874      41,298        20,541          23,561
Operating expenses...................  (14,091)    (24,737)    (34,910)      (16,473)        (19,642)
                                       -------     -------     -------       -------         -------
     Operating income before
       depreciation..................    2,687       3,137       6,388         4,068           3,919
Depreciation
  Computer and telecom equipment
     (Note 2)........................     (510)       (794)       (801)         (478)           (392)
  Machinery and equipment (Note 3)...     (522)       (322)       (424)         (254)           (208)
  Capitalized expenses for
     marketing.......................     (405)         --          --            --              --
                                       -------     -------     -------       -------         -------
                                        (1,437)     (1,116)     (1,225)         (732)           (600)
                                       -------     -------     -------       -------         -------
     Operating income after
       depreciation..................    1,250       2,021       5,163         3,336           3,319
Financial income and expenses
  Interest income....................      192         118         344            83             189
  Interest expenses..................     (303)       (161)       (163)          (89)            (75)
  Other financial income.............        9          --          11            47             230
  Other financial expenses...........       (3)       (399)         --           (68)             --
                                       -------     -------     -------       -------         -------
                                          (105)       (442)        192           (27)            344
                                       -------     -------     -------       -------         -------
     Profit before appropriations and
       taxes.........................    1,145       1,579       5,355         3,309           3,663
Appropriations (Note 4)..............       --          --          --            --              --
                                       -------     -------     -------       -------         -------
  Profit before taxes................    1,145       1,579       5,355         3,309           3,663
Taxes (Note 5).......................     (174)       (554)     (1,512)         (927)         (1,026)
                                       -------     -------     -------       -------         -------
Net profit for the year..............      971       1,025       3,843         2,382           2,637
                                       =======     =======     =======       =======         =======

          See accompanying notes to consolidated financial statements

                              DATASVAR SUPPORT AB

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Unless otherwise specified, in the following notes, assets and liabilities have been valued at acquisition price and all amounts in tables are in SEK thousands.

NOTE 1 -- OTHER OPERATING REVENUES

     Refer to government grants recognized as revenue in 1995.

NOTE 2 -- COMPUTER AND TELECOM EQUIPMENT

                                                                           DECEMBER 31,
                                                                         -----------------
                                                                          1994       1995
                                                                         ------     ------
    Acquisition value..................................................   2,749      3,117
    Less:
      Accumulated depreciation.........................................  (1,453)    (2,233)
                                                                         ------     ------
                                                                          1,296        884
                                                                         ======     ======

     Depreciation has been charged according to plan, which covers three years. In this context, the year of acquisition is considered half of a year. At the balance date, the Company leased equipment with an estimated acquisition value of SEK 3,389,000. The annual cost of leasing totals SEK 1,765,000.

NOTE 3 -- MACHINERY AND EQUIPMENT

                                                                           DECEMBER 31,
                                                                         -----------------
                                                                          1994       1995
                                                                         ------     ------
    Acquisition value..................................................   1,883      2,368
    Less:
      Accumulated depreciation.........................................    (564)      (991)
                                                                         ------     ------
                                                                          1,319      1,377
                                                                         ======     ======

     Depreciation has been charged according to the plan, which covers five years. In this context, the year of acquisition is considered half of a year.

NOTE 4 -- APPROPRIATIONS

                                                                           DECEMBER 31,
                                                                         -----------------
                                                                          1994       1995
                                                                         ------     ------
    Group contribution.................................................     180         --
    Change in tax equalization reserve L...............................     605         --
    Allocation to profit equalization reserve..........................    (621)    (1,252)
    Change in excess depreciation......................................     (18)      (342)
                                                                         ------     ------
                                                                            146     (1,594)
                                                                         ======     ======

NOTE 5 -- TAXES

     Of the Group's tax expense, SEK 450,000 represents the change in deferred tax.

                              DATASVAR SUPPORT AB

NOTE 6 -- SHORT-TERM INVESTMENTS IN SECURITIES

     Securities are reported at the lower of acquisition or actual value.

                                                                           DECEMBER 31,
                                                                         -----------------
                                                                          1994       1995
                                                                         ------     ------
    Group and parent company:
      Holdings in investment funds.....................................   1,691      1,701
      Commercial paper.................................................      --      1,953
      Treasury bills...................................................   2,000      1,889
                                                                         ------     ------
                                                                          3,691      5,543
                                                                         ======     ======

NOTE 7 -- LOANS

     In addition, the Company has been granted a bank overdraft facility of SEK 500,000 which was not utilized at the balance due. The total facility granted the Group is SEK 800,000.

NOTE 8 -- SHARES IN SUBSIDIARIES

     Twinpoint AB, 2,000 shares with a par value of SEK 100 each.

NOTE 9 -- EQUITY

                                                          SHARE      RESTRICTED     NON-RESTRICTED
                                                         CAPITAL      RESERVES          EQUITY
                                                         -------     ----------     --------------
    Group:
      At the beginning of the year.....................     600         1,178              945
      New issue........................................     201            --               --
      Bonus issue......................................     399          (399)              --
      Transfer to restricted equity....................      --            39              (39)
      Reallocation between restricted and
         non-restricted
         equity........................................      --         1,156           (1,156)
      Net income for the year..........................      --            --            3,843
                                                          -----         -----            -----
      At year-end......................................   1,200         1,974            3,593
                                                          =====         =====            =====

NOTE 10 -- LOCATION OF FULL-TIME EMPLOYEES

                                                                           DECEMBER 31,
                                                                         -----------------
                                                                          1994       1995
                                                                         ------     ------
    Sveg...............................................................      40         49
    Jarvso.............................................................       3         33
    Stockholm..........................................................       4          4
                                                                         ------     ------
                                                                             47         86
                                                                         ======     ======

                              DATASVAR SUPPORT AB

NOTE 11 -- ADJUSTMENTS TO US GAAP

     The present income statements and balance sheets have been established according to the Commercial Law of Sweden. The significant differences from generally accepted accounting principles in the United States are explained below. No significant difference from generally accepted accounting principles in the United States existed during the year ended December 31, 1993.

                                                       YEAR ENDED             SIX MONTHS ENDED
                                                      DECEMBER 31,       ---------------------------
                                                    ----------------       JULY 2,        JUNE 30,
                                                    1994       1995         1995            1996
                                                    -----     ------     -----------     -----------
                                                                         (UNAUDITED)     (UNAUDITED)
Reconciliation of statements of income:
  Net profit according to the Commercial Law of
     Sweden.......................................  1,025      3,843        2,382           2,637
  Adjustments:
     Increase in sales for December 1995 sales
       unbilled...................................     --      3,255           --              --
     Increase in depreciation due to
       reclassification for leased object of
       capital lease..............................   (564)    (1,129)        (564)           (564)
     Reduction of operating expenses for write
       back of lease payments for capitalized
       equipment..................................    750      1,756          878             878
     Increase in depreciation for write back of
       equipment recorded as costs................     --       (111)         (56)           (118)
     Reduction of operating expenses for write
       back of equipment recorded as costs........     --        670           --              65
     Increase in interest expenses for accrual
       accounting of
       interest...................................    (18)       (37)         (18)            (18)
     Change in deferred income taxes..............     23     (1,233)         (68)            (68)
                                                    -----      -----        -----           -----
  Net income according to generally accepted
     accounting principles in the United States...  1,216      7,014        2,554           2,812
                                                    =====      =====        =====           =====

                                                                  DECEMBER 31,
                                                                -----------------      JUNE 30,
                                                                 1994       1995         1996
                                                                ------     ------     -----------
                                                                                      (UNAUDITED)
Reconciliation of balance sheets:
  Shareholders' equity established according to the Commercial
     Law of Sweden............................................   2,723      6,767         9,618
  Adjustments:
     On accounts receivables for December 1995 sales
       unbilled...............................................      --      3,255            --
     On computer and telecom equipment for reclassification of
       leased object to capital lease and for equipment
       recorded as costs......................................   2,825      2,255         1,638
     On accrued expenses for accrual accounting of interest...     (18)       (55)          (73)
     On long-term debt for liability to owner of capitalized
       equipment..............................................  (2,639)      (883)           (5)
     Change in deferred income taxes..........................      23     (1,210)         (367)
                                                                 -----     ------         -----
  Shareholders' equity established according to generally
     accepted accounting principles in the United States......   2,914     10,129        10,811
                                                                 =====     ======         =====

                              DATASVAR SUPPORT AB

NOTE 12 -- STATEMENTS OF CASH FLOWS

     Swedish GAAP does not require statements of cash flows in financial statements. Listed below are summary statements of cash flows that would be reported in a statement of cash flows prepared in accordance with accounting principles generally accepted in the United States and expressed in SEK (000's).

                                                YEAR ENDED
                              ----------------------------------------------          SIX MONTHS ENDED
                              DECEMBER 31,     DECEMBER 31,     DECEMBER 31,     ---------------------------
                                  1993             1994             1995           JULY 2,        JUNE 30,
                              ------------     ------------     ------------        1995            1996
                                                                                 -----------     -----------
                                                                                 (UNAUDITED)     (UNAUDITED)
Net income..................        812            1,146            7,014              255           2,812
Net cash (used for) provided
  by operating activities...      5,218             (919)           2,613            1,336           4,941
Net cash used for investing
  activities................     (3,766)          (3,281)          (3,757)          (1,500)         (4,630)
Net cash provided by (used
  for) financing
  activities................      1,749            6,660            3,713            1,067          (1,972)
Net increase (decrease) in
  cash......................      3,201            2,460            2,569              903          (1,661)
Cash and cash equivalents at
  beginning of year.........         --            3,201            5,661            5,661           8,230
                                -------          -------          -------          -------         -------
Cash and cash equivalents at
  end of year...............      3,201            5,661            8,230            6,564           6,569
                                =======          =======          =======          =======         =======
Supplemental disclosures of
  cash flow information:
  Cash paid during the year
     for:
     Interest...............        326              158              165
     Income Tax.............          0                8              521

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
  of DiagSoft, Inc.

     We have audited the accompanying consolidated balance sheets of DiagSoft, Inc. as of December 31, 1994 and 1995, and the related consolidated statements of operations, changes in shareholders' deficit, and cash flows for the years ended July 31, 1993 and 1994, the five months ended December 31, 1994, and the year ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of DiagSoft, Inc. as of December 31, 1994 and 1995, and the consolidated results of their operations and their cash flows for the years ended July 31, 1993 and 1994, the five months ended December 31, 1994, and the year ended December 31, 1995, in conformity with generally accepted accounting principles.

                                          COOPERS & LYBRAND L.L.P.
Tampa, Florida
August 2, 1996

                                 DIAGSOFT, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                               DECEMBER 31,
                                                         -------------------------      JUNE 30,
                                                            1994           1995           1996
                                                         ----------     ----------     -----------
                                                                                       (UNAUDITED)
                                              ASSETS
Current assets:
  Cash and cash equivalents............................  $  570,848     $  108,341     $   184,157
  Receivables, including unbilled, net.................     549,565        648,588         938,463
  Prepaid assets.......................................      88,594          8,693          60,254
  Shareholder receivable...............................          --         25,478         479,990
                                                         ----------     ----------      ----------
          Total current assets.........................   1,209,007        791,100       1,662,864
Property and equipment, net............................     232,327        210,337         229,183
Deferred tax asset, net................................     100,047        116,793          90,438
Investments............................................          --          9,671           9,671
Refundable income taxes................................          --             --              --
Other assets...........................................       9,155         16,422          18,616
                                                         ----------     ----------      ----------
          Total assets.................................  $1,550,536     $1,144,323     $ 2,010,772
                                                         ==========     ==========      ==========
                              LIABILITIES AND SHAREHOLDERS' DEFICIT
Current liabilities:
  Accounts payable.....................................  $  759,728     $  547,709     $   376,291
  Revolving credit note................................          --        250,000              --
  Current portion of long-term debt and capital
     leases............................................      15,344         30,675          32,059
  Income taxes payable.................................          --         25,914         304,333
  Deferred revenue.....................................     550,000             --         158,000
  Accrued expenses.....................................     757,683      1,087,711       1,466,266
                                                         ----------     ----------      ----------
          Total current liabilities....................   2,082,755      1,942,009       2,336,949
Long-term debt and capital leases, net of current......      33,186          7,541              --
Shareholder loan.......................................     127,413             --              --
                                                         ----------     ----------      ----------
          Total liabilities............................   2,243,354      1,949,550       2,336,949
Commitments and contingencies (Notes 4 and 9)
Shareholders' deficit:
  Capital stock -- 2,000,000 shares authorized, no par,
     650,000 shares issued and outstanding.............     189,385        189,385         189,385
  Accumulated deficit..................................    (882,203)      (994,612)       (515,562)
                                                         ----------     ----------      ----------
          Total shareholders' deficit..................    (692,818)      (805,227)       (326,177)
                                                         ----------     ----------      ----------
          Total liabilities and shareholders'
            deficit....................................  $1,550,536     $1,144,323     $ 2,010,772
                                                         ==========     ==========      ==========

          See accompanying notes to consolidated financial statements.

                                 DIAGSOFT, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                     FIVE MONTHS
                                           YEARS ENDED JULY 31,         ENDED         YEAR ENDED          SIX MONTHS ENDED
                                         ------------------------    DECEMBER 31,    DECEMBER 31,    --------------------------
                                            1993          1994           1994            1995          JULY 2,       JUNE 30,
                                         ----------    ----------    ------------    ------------       1995           1996
                                                                                                     -----------    -----------
                                                                                                     (UNAUDITED)    (UNAUDITED)
Software sales.........................  $4,582,632    $3,806,215     $1,360,987      $3,685,864     $ 1,825,890    $ 1,808,207
Royalties..............................     592,538     1,455,230        473,484       2,395,129       1,131,311      2,008,089
Other miscellaneous revenues...........      18,805         6,395        123,441          75,531          66,540         67,650
                                         ----------    ----------     ----------      ----------      ----------     ----------
         Total revenues................   5,193,975     5,267,840      1,957,912       6,156,524       3,023,741      3,883,946
                                         ----------    ----------     ----------      ----------      ----------     ----------
Cost of sales..........................     689,043       488,063        129,453         318,898         221,669        131,266
Research and development costs.........     398,473       539,596        281,806         617,444         322,434        238,879
Marketing, selling, general and
  administration.......................   4,119,118     4,065,210      1,674,908       5,036,057       2,550,548      2,429,830
                                         ----------    ----------     ----------      ----------      ----------     ----------
         Total operating costs.........   5,206,634     5,092,869      2,086,167       5,972,399       3,094,651      2,799,975
                                         ----------    ----------     ----------      ----------      ----------     ----------
         Income (loss) from
           operations..................     (12,659)      174,971       (128,255)        184,125         (70,910)     1,083,971
                                         ----------    ----------     ----------      ----------      ----------     ----------
Other income...........................      20,000         5,000             --              --              --             --
Gain (loss) on asset disposal..........      (2,727)           --          1,548         (71,385)        (15,672)            --
Interest income (expense)..............          --           131         29,427         (44,397)        (26,313)       (12,639)
                                         ----------    ----------     ----------      ----------      ----------     ----------
         Total other income
           (expense)...................      17,273         5,131         30,975        (115,782)        (41,985)       (12,639)
                                         ----------    ----------     ----------      ----------      ----------     ----------
Income (loss) before income taxes/
  (benefit)............................       4,614       180,102        (97,280)         68,343        (112,895)     1,071,332
                                         ----------    ----------     ----------      ----------      ----------     ----------
Current provision for income taxes.....      77,275       149,572         72,590         197,498           9,857        591,391
Deferred provision (benefit) for income
  taxes................................      49,493       109,954        (12,179)        (16,746)        (28,848)           891
                                         ----------    ----------     ----------      ----------      ----------     ----------
         Total tax provision
           (benefit)...................     126,768       259,526         60,411         180,752         (18,991)       592,282
                                         ----------    ----------     ----------      ----------      ----------     ----------
         Net income (loss).............  $ (122,154)   $  (79,424)    $ (157,691)     $ (112,409)    $   (93,904)   $   479,050
                                         ==========    ==========     ==========      ==========      ==========     ==========

          See accompanying notes to consolidated financial statements.

                                 DIAGSOFT, INC.

          CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' DEFICIT

                                                               COMMON       STOCK     ACCUMULATED
                                                               SHARES      AMOUNT       DEFICIT
                                                              ---------   ---------   -----------
Balance, August 1, 1992.....................................  1,000,000   $ 289,385    $(522,934)
Net loss for the year ended July 31, 1993...................         --          --     (122,154)
                                                              ---------   ---------    ---------
Balance, July 31, 1993......................................  1,000,000     289,385     (645,088)
Stock redemption............................................   (350,000)   (100,000)          --
Net loss for the year ended July 31, 1994...................         --          --      (79,424)
                                                              ---------   ---------    ---------
Balance, July 31, 1994......................................    650,000     189,385     (724,512)
Net loss for the five months ended December 31, 1994........         --          --     (157,691)
                                                              ---------   ---------    ---------
Balance, December 31, 1994..................................    650,000     189,385     (882,203)
Net loss for the year ended December 31, 1995...............         --          --     (112,409)
                                                              ---------   ---------    ---------
Balance, December 31, 1995..................................    650,000     189,385     (994,612)
Net income for the six months ended June 30, 1996
  (unaudited)...............................................         --          --      479,050
                                                              ---------   ---------    ---------
Balance, June 30, 1996 (unaudited)..........................    650,000   $ 189,385    $(515,562)
                                                              =========   =========    =========

          See accompanying notes to consolidated financial statements.

                                 DIAGSOFT, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                          FIVE MONTHS
                                                  YEARS ENDED JULY 31,       ENDED        YEAR ENDED        SIX MONTHS ENDED
                                                  ---------------------   DECEMBER 31,   DECEMBER 31,   -------------------------
                                                    1993        1994          1994           1995         JULY 2,      JUNE 30,
                                                  ---------   ---------   ------------   ------------      1995          1996
                                                                                                        -----------   -----------
                                                                                                        (UNAUDITED)   (UNAUDITED)
Cash flows from operating activities:
  Net income (loss).............................  $(122,154)  $ (79,424)   $ (157,691)    $ (112,409)    $ (93,904)    $ 479,050
  Depreciation and amortization.................     77,068      83,220        30,781        133,690        76,688        47,244
  Deferred income taxes.........................     49,493     109,954       (12,179)       (16,746)      (28,848)          891
  Provision for bad debts.......................      8,253      16,155        20,000         21,653            --        11,550
  (Gain) loss on disposal of property and
    equipment...................................      2,727          --        (1,548)        71,385            --            --
  Changes in assets and liabilities:
    (Increase) decrease in accounts
      receivable................................    (40,832)      8,986       (78,015)      (120,676)      168,823      (301,425)
    (Increase) decrease in prepaid expenses.....    (29,463)     32,275       (52,143)        79,901        57,089       (51,561)
    Increase in shareholder receivable..........         --          --            --        (25,478)      (25,478)     (454,512)
    Increase in income taxes receivable.........         --          --            --             --       (27,905)           --
    (Increase) decrease in other assets.........     (6,638)        150         5,150         (7,267)           --        (2,194)
    Increase (decrease) in accounts payable.....     31,543     247,300       144,966       (212,019)      (30,445)     (171,418)
    Increase (decrease) in accrued expenses.....    274,832     365,412        40,012        330,028      (431,806)      404,019
    Increase (decrease) in deferred revenue.....         --          --       550,000       (550,000)           --       158,000
    Increase (decrease) in income taxes
      payable...................................     14,191          --            --         25,914            --       278,419
                                                  ---------   ---------     ---------      ---------     ---------     ---------
Net cash provided by (used for) operating
  activities....................................    259,020     784,028       489,333       (382,024)     (335,786)      398,063
                                                  ---------   ---------     ---------      ---------     ---------     ---------
Cash flows from investing activities:
  Capital expenditures..........................   (111,920)    (93,941)      (31,805)      (183,085)     (103,808)      (66,090)
  Proceeds from sale of assets..................         --          --         1,548             --            --            --
  Purchase of investment........................         --          --            --         (9,671)       (9,671)           --
                                                  ---------   ---------     ---------      ---------     ---------     ---------
Net cash used in investing activities...........   (111,920)    (93,941)      (30,257)      (192,756)     (113,479)      (66,090)
                                                  ---------   ---------     ---------      ---------     ---------     ---------
Cash flows from financing activities:
  Borrowings under revolving line of credit
    agreement...................................         --          --            --        640,000            --            --
  Paydowns under revolving line of credit
    agreement...................................         --          --            --       (390,000)           --      (250,000)
  Stock buyout..................................         --    (100,000)           --             --            --            --
  Payments on shareholder loan..................         --    (644,738)       (5,000)      (127,413)      (89,295)           --
  Advances under shareholder loan...............         --          --        32,151             --            --            --
  Principal payments on capital losses..........     (6,134)     (7,620)       (3,698)       (10,314)       (4,905)       (6,157)
                                                  ---------   ---------     ---------      ---------     ---------     ---------
Net cash provided by (used for) financing
  activities....................................     (6,134)   (752,358)       23,453        112,273       (94,200)     (256,157)
                                                  ---------   ---------     ---------      ---------     ---------     ---------
Net increase (decrease) in cash and cash
  equivalents...................................    140,966     (62,271)      482,529       (462,507)     (543,465)       75,816
Cash and cash equivalents, beginning............      9,624     150,590        88,319        570,848       570,848       108,341
                                                  ---------   ---------     ---------      ---------     ---------     ---------
Cash and cash equivalents, ending...............  $ 150,590   $  88,319    $  570,848     $  108,341     $  27,383     $ 184,157
                                                  =========   =========     =========      =========     =========     =========
Supplemental disclosure of cash flow information
  Cash paid during the year for:
    Interest....................................  $      --   $      --    $       --     $       --
    Income taxes................................  $     800   $     800    $      800     $   48,900

          See accompanying notes to consolidated financial statements.

                                 DIAGSOFT, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Company Operations -- DiagSoft, Inc. (DiagSoft) was organized on November 19, 1987 as a California corporation. It has purchased and developed proprietary software products that perform analytical diagnostics on personal computers.

     DiagSoft has pursued the further development and sale of the software to various customers including personal computer manufacturers, large site licensed users and single user retail customers. In addition, DiagSoft contracts on a fee basis with various customers to provide custom services related to its software.

     At December 31, 1995, the entities comprising the consolidated Company include DiagSoft, Inc. and MAST, Inc., which is primarily engaged in the development, design, manufacturing, and marketing of Neural Networks software (collectively referred to as the Company).

     Principles of Consolidation -- All significant intercompany transactions and balances have been eliminated from these consolidated financial statements.

     Interim Financial Statements -- The unaudited financial statements as of June 30, 1996, and for the six months ended July 2, 1995 and June 30, 1996, in the opinion of management include all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of such information. The results of operations for the six months ended June 30, 1996 are not necessarily indicative of the results for the full year.

     Changes in Fiscal Year -- The Company changed its fiscal year-end from July 31 to December 31 effective August 1, 1994. The consolidated statements of income, changes in shareholder's equity, and cash flows for the years ended July 31, 1993 and 1994, the five months ended December 31, 1994 and the year ended December 31, 1995 are presented in the accompanying consolidated financial statements.

     Cash and Cash Equivalents -- Cash and cash equivalents consist of investments with original maturities of three months or less.

     Property and Equipment -- Property and equipment is recorded at cost and depreciation is computed using accelerated methods over the estimated useful lives of the related assets. Improvements to leased premises are amortized over the shorter of the related lease term or the useful lives of the improvements. Cost and related accumulated depreciation on assets retired or disposed of are removed from the accounts and any gains or losses resulting therefrom are credited or charged to income. Depreciation expense was approximately $77,100, $83,200, $30,800 and $133,700 for the years ended July 31, 1993 and 1994, the five months ended December 31, 1994 and the year ended December 31, 1995, respectively.

     Software Development Costs and Acquired Product Rights -- The Company reviews the cost of certain product rights acquired from others, internal software development and major enhancements of existing software for capitalization. Such capitalized software development costs are reviewed annually for net realizable value. Costs of software development associated with contracts are expensed as contract revenue is recognized. Costs of software support and maintenance are expensed as incurred.

     Revenue Recognition

     Software sales -- Revenue from software sales is recognized upon shipment of the software. Some sales are shipped on COD basis or sold on open account, giving rise to accounts receivable. Costs associated with software sales are recognized at the time of sale. Retail software products are often sold subject to the right of return by the customer. A reasonable estimate of those returns is provided in the allowance for doubtful accounts.

     Customer services -- Revenues from customer services contracts are recognized on the percentage of completion method as the work is completed. Where customer services are provided in connection with a

                                 DIAGSOFT, INC.

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED) software sale, but not separately billed, costs associated with the software development for those services are expensed when incurred. The related software sales revenue recognition policy is discussed above.

     Royalties -- Royalty income is recognized at the time that royalties are earned. Prepaid royalties result form advanced payments of royalties for future sales.

     Cooperative Advertising -- The Company offers a cooperative advertising program to one of its distributors whereby the Company's products receive marketing visibility through ads, brochures and catalogs paid for by the distributor in exchange for certain predetermined credits that can be deducted by the distributor from amounts due to the Company. Cooperative advertising costs are accrued at the maximum rates allowed under the respective distribution agreements and are expensed as product sales are recognized in revenue.

     Income Taxes -- Deferred income taxes are recorded to reflect the tax consequences on future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income.

     Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates; however, management does not believe these differences would have a material impact on operating results.

     Future Accounting Requirements -- Statement of Financial Accounting Standard (SFAS) No. 121, "Accounting for the Impairment of Long Lived Assets and for Long Lived Assets To Be Disposed Of," is effective for years beginning after December 15, 1995. This statement requires that long-lived assets and certain intangibles to be held and used by the Company be reviewed for impairment. This pronouncement is not expected to have a material impact on the financial statements of the Company.

NOTE 2 -- RECEIVABLES

     Receivables consist of the following at December 31, 1994 and 1995:

                                                                      1994          1995
                                                                    --------      --------
    Trade accounts receivable.....................................  $462,167      $326,867
    Unbilled accounts receivable..................................   153,983       365,450
    Other.........................................................    10,504        77,269
                                                                    ---------     --------
                                                                     626,654       769,586
         Less allowance for doubtful accounts.....................    77,089       120,998
                                                                    ---------     --------
                                                                    $549,565      $648,588
                                                                    =========     ========

                                 DIAGSOFT, INC.

NOTE 3 -- PROPERTY AND EQUIPMENT

     A summary of property and equipment at December 31, 1994 and 1995 is as follows:

                                                                     1994          1995
                                                                   ---------     ---------
    Machinery and equipment......................................  $ 428,314     $ 316,673
    Furniture and fixtures.......................................     30,598        36,110
    Automobiles..................................................     77,588        13,531
    Software.....................................................    108,482       136,892
    Leasehold improvements.......................................      3,412            --
                                                                   ---------     ---------
                                                                     648,394       503,206
         Less accumulated depreciation...........................   (416,067)     (292,869)
                                                                   ---------     ---------
                                                                   $ 232,327     $ 210,337
                                                                   =========     =========

NOTE 4 -- INDEBTEDNESS AND CAPITALIZED LEASES

     A summary of long-term debt and current maturities at December 31, 1994 and 1995 consisted of the following:

                                                                      1994          1995
                                                                    --------      --------
    Capital lease of automobile and office equipment with lease periods expiring through August 1997, at interest rates of
      21.95%......................................................  $ 43,530      $ 33,216
    Other.........................................................     5,000         5,000
                                                                    --------      --------
                                                                      48,530        38,216
         Less current portion.....................................   (15,344)      (30,675)
                                                                    --------      --------
                                                                    $ 33,186      $  7,541
                                                                    ========      ========

     The Company conducts its operations in Scotts Valley, California from facilities that are leased under a seven-year noncancelable operating lease expiring in December 1996. Terms of the lease provide for initial monthly rental of $7,073 with annual CPI adjustment to the monthly rent of between 4% and 8% on each anniversary date. In May of 1991, an amendment was made to the lease agreement to increase the amount of space leased by the Company and, therefore, increased the monthly rental to $9,403 beginning June 1, 1991.

     In October 1995, the Company entered into a three-year noncancelable operating lease for office space in Tampa, Florida. The monthly base rent is $4,000 per month for the first year, $6,000 per month for the second year, and $8,000 per month for the third year.

     Minimum annual payments for the five years subsequent to 1995 and in the aggregate are:

                                                                      CAPITAL     OPERATING
                        YEAR ENDING DECEMBER 31,                      LEASES       LEASES
    ----------------------------------------------------------------  -------     ---------
      1996..........................................................  $31,075     $ 219,300
      1997..........................................................    6,871        96,000
      1998..........................................................       --        72,000
      1999..........................................................       --            --
      2000..........................................................       --            --
      Thereafter....................................................       --            --
                                                                      -------      --------
                                                                       37,946     $ 387,300
                                                                                   ========
    Less amounts representing interest..............................   (4,730)
                                                                      -------
    Present value of net minimum lease values.......................  $33,216
                                                                      =======

                                 DIAGSOFT, INC.

NOTE 4 -- INDEBTEDNESS AND CAPITALIZED LEASES -- (CONTINUED)
     Amortization on leased assets charged to operations was approximately $14,600, $14,600, $6,100, and $14,600 for the years ended July 31, 1993 and
1994, the five months ended December 31, 1994 and the year ended December 31, 1995, respectively. Rent expense for the years ended July 31, 1993 and 1994, the five months ended December 31, 1994 and the year ended December 31, 1995 was $218,200, $233,200, $110,100, and $311,500, respectively.

     At December 31, 1995, the Company's bank credit agreement provided for borrowings of up to $250,000 under a revolving credit note. The rate of interest on borrowings under the revolving credit note is at the prime rate plus 2.0% (prime was 8.5% at December 31, 1995). Interest is payable monthly. This agreement expires in 1996, and may be extended on an annual basis subject to mutual agreement. The loan agreement requires the Company to maintain certain financial ratios among other things. Collateral includes inventory, accounts receivable, equipment and general intangibles together with the personal guarantee of the sole shareholder of the Company. At December 31, 1995, the Company had no available credit under this agreement.

NOTE 5 -- INCOME TAXES

     Deferred income taxes reflect the net tax effects of temporary timing differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liability and assets as of December 31, 1994 and 1995, respectively, are as follows:

                                                                       1994         1995
                                                                     --------     --------
    Deferred tax assets:
      R&D credits..................................................  $ 71,462     $ 25,464
      Bad debt reserve.............................................    30,942       48,566
      Accrued expenses.............................................        --       36,377
      Other........................................................        --        6,386
                                                                     --------     --------
                                                                      102,404      116,793
    Deferred tax liabilities:
      Other........................................................    (2,357)          --
                                                                     --------     --------
                                                                     $100,047     $116,793
                                                                     ========     ========

     The income tax provision is summarized as follows:

                             YEAR ENDED JULY 31, 1993              YEAR ENDED JULY 31, 1994
                         ---------------------------------     ---------------------------------
                         FEDERAL       STATE       TOTAL       FEDERAL       STATE       TOTAL
                         --------     -------     --------     --------     -------     --------
    Current............  $ 76,475     $   800     $ 77,275     $142,119     $ 7,453     $149,572
    Deferred...........    27,986      21,507       49,493       67,232      42,722      109,954
                         --------     -------     --------     --------     -------     --------
                         $104,461     $22,307     $126,768     $209,351     $50,175     $259,526
                         ========     =======     ========     ========     =======     ========

                          FIVE MONTHS ENDED DECEMBER 31,
                                       1994                      YEAR ENDED DECEMBER 31, 1995
                         ---------------------------------     ---------------------------------
                         FEDERAL       STATE       TOTAL       FEDERAL       STATE       TOTAL
                         --------     -------     --------     --------     -------     --------
    Current............  $ 60,209     $12,381     $ 72,590     $141,594     $55,904     $197,498
    Deferred...........    (8,751)     (3,428)     (12,179)      (2,208)    (14,538)     (16,746)
                         --------     --------    --------      -------     -------     --------
                         $ 51,458     $ 8,953     $ 60,411     $139,386     $41,366     $180,752
                         ========     ========    ========      =======     =======     ========

                                 DIAGSOFT, INC.

NOTE 5 -- INCOME TAXES -- (CONTINUED)
     The effective tax rate differs from statutory tax rates as follows:

                                                            YEAR ENDED            YEAR ENDED
                                                           JULY 31, 1993         JULY 31, 1994
                                                         -----------------     -----------------
    Statutory federal tax rate.........................      $   1,569             $  61,235
    State income taxes, net of federal tax benefits....            281                10,986
    Permanent differences..............................        175,759               244,551
    Tax credits........................................        (50,841)              (57,246)
                                                              --------              --------
                                                             $ 126,768             $ 259,526
                                                              ========              ========

                                                         FIVE MONTHS ENDED        YEAR ENDED
                                                         DECEMBER 31, 1994     DECEMBER 31, 1995
                                                         -----------------     -----------------
    Statutory federal tax rate.........................      $ (33,075)            $  23,237
    State income taxes, net of federal tax benefit.....         (5,934)                4,169
    Permanent differences..............................        142,427               243,555
    Tax credits........................................        (43,007)              (90,209)
                                                              --------              --------
                                                             $  60,411             $ 180,752
                                                              ========              ========

     In the opinion of management, adequate provision has been made for all income taxes and any related liabilities that may arise for prior periods as a result of potential examination by various tax authorities.

NOTE 6 -- BUSINESS AND CREDIT CONCENTRATIONS

     Accounts receivable potentially expose the Company to concentrations of credit risk, as defined by Statement of Financial Accounting Standards No. 105, "Disclosures of Information About Financial Instruments with Concentrations of Credit Risk." The Company provides credit, in the normal course of business, to computer hardware manufacturers, value-added distributors and retailers. The Company's five largest customers accounted for approximately 50% of net sales in 1995 and approximately 73% of gross accounts receivable at December 31, 1995. The Company performs on-going credit evaluations of its customers and maintains allowances for potential credit losses.

NOTE 7 -- DEFINED CONTRIBUTION PLAN

     Effective July 1, 1994, the Company established a 401(k) profit sharing plan. All employees who meet the minimum age requirement of 20 1/2 and have completed 1,000 hours of service are eligible to participate. The Company has the option of making a discretionary contribution at the end of the plan year. Such amount, if any, will be allocated proportionately based on total compensation of all eligible participants. All deferral contributions will be immediately 100% vested. The discretionary contribution, if any, will be vested at 20% after 2 years, 40% after 3 years, 60% after 4 years, 80% after 5 years, and 100% after 6 or more years of credited service. The Company made no contributions during 1994 or 1995.

NOTE 8 -- MINORITY INTEREST REPURCHASE

     During March 1994, the Company redeemed 350,000 shares of capital stock held by the minority shareholder, Intel Corporation. In addition, a $750,000 note was paid, in part, in the amount of $400,000 and the remaining $350,000 balance was assigned by Intel Corporation to the remaining sole shareholder as part of the settlement agreement.

                                 DIAGSOFT, INC.

NOTE 9 -- COMMITMENTS AND CONTINGENCIES

     The Company is subject to various investigations, claims and legal procedures covering a wide range of matters that arise in the ordinary course of its business activities. These matters are subject to various uncertainties and some of these matters may be resolved unfavorably to the Company. The Company has established amounts for such matters. Management believes that any liability that may ultimately result from these matters in excess of amounts provided will not have a material adverse effect on the financial position of the Company.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
  of Sykes Enterprises, Incorporated

     We have audited the accompanying supplemental consolidated balance sheets of Sykes Enterprises, Incorporated as of December 31, 1994 and 1995 and the related supplemental consolidated statements of operations, changes in shareholders' equity and cash flows for the years ended July 31, 1993 and 1994, the five months ended December 31, 1994, and the year ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     The supplemental financial statements give retroactive effect to the merger of Sykes Enterprises, Incorporated with Datasvar Support AB and DiagSoft, Inc. on July 16, 1996 and August 30, 1996, respectively, which have been accounted for as a pooling of interests as described in Note 2 to the supplemental consolidated financial statements. Generally accepted accounting principles proscribe giving effect to a consummated business combination accounted for under the pooling-of-interests method of accounting in financial statements that do not include the date of consummation. These financial statements do not extend through the date of consummation; however, they will become the historical consolidated financial statements of Sykes Enterprises, Incorporated after the financial statements covering the date of consummation of the business combination are issued.

     In our opinion, the supplemental financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sykes Enterprises, Incorporated as of December 31, 1994 and 1995, and the consolidated results of their operations and their cash flows for the years ended July 31, 1993 and 1994, the five months ended December 31, 1994, and the year ended December 31, 1995, in conformity with generally accepted accounting principles applicable after financial statements are issued for a period which includes the date of consummation of the business combination.

                                          COOPERS & LYBRAND L.L.P.

Tampa, Florida
September 16, 1996

                        SYKES ENTERPRISES, INCORPORATED

                    SUPPLEMENTAL CONSOLIDATED BALANCE SHEETS

                                                             DECEMBER 31,
                                                      ---------------------------      JUNE 30,
                                                         1994            1995            1996
                                                      -----------     -----------     -----------
                                                                                      (UNAUDITED)
                                             ASSETS
Current assets
  Cash and cash equivalents.........................  $ 1,594,398     $ 1,752,978     $ 1,261,296
  Temporary investments.............................      487,744         849,502      26,436,320
  Receivables, including unbilled...................   11,306,634      16,744,039      20,809,667
  Refundable income taxes...........................      407,627         602,197         607,186
  Prepaid expenses and other current assets.........    1,194,890       1,047,955       1,668,515
                                                      -----------     -----------     -----------
     Total current assets...........................   14,991,293      20,996,671      50,782,984
Property and equipment, net.........................   12,164,226      24,384,987      27,931,192
Deferred income taxes...............................           --          11,034         249,438
Deferred charges and other assets...................    1,131,222         758,651         886,013
                                                      -----------     -----------     -----------
          Total assets..............................  $28,286,741     $46,151,343     $79,849,627
                                                      ===========     ===========     ===========
                              LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
  Current installments of long-term debt............  $   678,445     $ 1,566,645     $    59,130
  Accounts payable..................................    2,652,265       6,221,965       4,183,352
  Accrued employee compensation and benefits........    2,395,148       5,849,096       6,169,569
  Income taxes payable..............................       70,697         186,221       2,667,766
  Deferred income taxes.............................    1,974,000       3,366,000         283,080
  Other accrued expenses and current liabilities....    2,198,769       2,756,561       2,649,284
                                                      -----------     -----------     -----------
     Total current liabilities......................    9,969,324      19,946,488      16,012,181
Long-term debt......................................    6,987,450       8,589,530         257,249
Deferred income taxes...............................      176,361              --       2,070,587
Deferred grants.....................................    2,876,923       6,751,782       8,105,654
Commitments and contingencies (Note 8)
Shareholders' equity
  Preferred stock, $0.01 par value, 10,000,000
     shares authorized; no shares issued and
     outstanding....................................           --              --              --
  Common stock, $0.01 par value, 50,000,000 shares
     authorized; 13,998,408, 14,121,819 and
     20,026,498 shares issued and outstanding.......       93,323          94,145         200,265
  Additional paid-in capital........................      666,470         692,510      45,959,907
  Retained earnings.................................    7,611,930      10,008,015       7,207,344
  Accumulated foreign currency translation
     adjustments....................................      (95,040)         68,873          36,440
                                                      -----------     -----------     -----------
     Total shareholders' equity.....................    8,276,683      10,863,543      53,403,956
                                                      -----------     -----------     -----------
          Total liabilities and shareholders'
            equity..................................  $28,286,741     $46,151,343     $79,849,627
                                                      ===========     ===========     ===========

    See accompanying notes to supplemental consolidated financial statements

                        SYKES ENTERPRISES, INCORPORATED

               SUPPLEMENTAL CONSOLIDATED STATEMENTS OF OPERATIONS

                                                              FIVE MONTHS                       SIX MONTHS ENDED
                                    YEARS ENDED JULY 31,         ENDED        YEAR ENDED    -------------------------
                                  -------------------------   DECEMBER 31,   DECEMBER 31,     JULY 2,        1996
                                     1993          1994           1994           1995          1995         JUNE 30,
                                  -----------   -----------   ------------   ------------   -----------   -----------
                                                                                            (UNAUDITED)   (UNAUDITED)
Revenues......................... $56,911,959   $55,589,334   $ 21,612,513   $ 74,594,634   $33,075,273   $52,467,150
Operating expenses
  Direct salaries and related
     costs.......................  36,487,194    35,362,219     14,157,479     44,592,380    20,315,628    29,440,832
  General and administrative.....  18,552,525    18,785,692      7,242,028     25,231,077    10,953,087    16,709,580
                                  -----------   -----------    -----------    -----------   -----------   -----------
     Total operating expenses....  55,039,719    54,147,911     21,399,507     69,823,457    31,268,715    46,150,412
                                  -----------   -----------    -----------    -----------   -----------   -----------
Income from operations...........   1,872,240     1,441,423        213,006      4,771,177     1,806,558     6,316,738
Other income (expense)
  Interest.......................     (83,516)     (134,657)      (192,170)      (726,142)     (344,203)     (250,282)
  Other..........................     (80,372)     (115,127)       (83,662)        (1,652)       54,675        69,092
                                  -----------   -----------    -----------    -----------   -----------   -----------
     Total other expense.........    (163,888)     (249,784)      (275,832)      (727,794)     (289,528)     (181,190)
                                  -----------   -----------    -----------    -----------   -----------   -----------
Income (loss) before income
  taxes..........................   1,708,352     1,191,639        (62,826)     4,043,383     1,517,030     6,135,548
Provision for income taxes
  Current........................   1,258,248      (176,906)        63,852        817,044       229,413     1,280,814
  Deferred.......................    (270,507)      758,954         28,821        830,254       344,152     1,151,891
                                  -----------   -----------    -----------    -----------   -----------   -----------
     Total provision for income
       taxes.....................     987,741       582,048         92,673      1,647,298       573,565     2,432,705
                                  -----------   -----------    -----------    -----------   -----------   -----------
Net income (loss)................     720,611       609,591       (155,499)     2,396,085       943,465     3,702,843
Preferred stock dividends........          --            --             --             --            --        47,343
                                  -----------   -----------    -----------    -----------   -----------   -----------
Net income (loss) applicable to
  common shareholders............ $   720,611   $   609,591   $   (155,499)  $  2,396,085   $   943,465   $ 3,655,500
                                  ===========   ===========    ===========    ===========   ===========   ===========
Pro forma income data
  (unaudited):...................
Income (loss) before income
  taxes.......................... $ 1,708,352   $ 1,191,639   $    (62,826)  $  4,043,383   $ 1,517,030   $ 6,135,548
Pro forma provision for
  income taxes relating to
  S corporation..................          --        15,000         23,500        172,000        64,000        67,000
Actual provision for income
  taxes..........................     987,741       582,048         92,673      1,647,298       573,565     2,432,705
                                  -----------   -----------    -----------    -----------   -----------   -----------
     Total provision and pro
       forma provision for income
       (loss) taxes..............     987,741       597,048        116,173      1,819,298       637,565     2,499,705
                                  -----------   -----------    -----------    -----------   -----------   -----------
Pro forma net income (loss)......     720,611       594,592       (178,999)     2,224,085       879,465     3,635,843
Preferred stock dividends........          --            --             --             --            --        47,343
                                  -----------   -----------    -----------    -----------   -----------   -----------
Pro forma net income (loss)
  applicable to common
  shareholders................... $   720,611   $   594,592   $   (178,999)  $  2,224,085   $   879,465   $ 3,588,500
                                  ===========   ===========    ===========    ===========   ===========   ===========
Pro forma net income (loss)
  per share...................... $      0.04   $      0.04   $      (0.01)  $       0.13   $      0.05   $      0.20
                                  ===========   ===========    ===========    ===========   ===========   ===========
Pro forma weighted average common
  and common equivalent shares
  outstanding....................  16,873,981    16,873,981     16,873,981     16,873,981    16,873,981    18,306,538

    See accompanying notes to supplemental consolidated financial statements

                        SYKES ENTERPRISES, INCORPORATED

                    SUPPLEMENTAL CONSOLIDATED STATEMENTS OF
                        CHANGES IN SHAREHOLDERS' EQUITY

                                                                                                    ACCUMULATED
                                                                                                      FOREIGN
                                                    COMMON STOCK        ADDITIONAL                   CURRENCY
                                                ---------------------     PAID-IN      RETAINED     TRANSLATION
                                                  SHARES      AMOUNT      CAPITAL      EARNINGS     ADJUSTMENTS
                                                ----------   --------   -----------   -----------   -----------
Balance at August 1, 1992.....................  14,300,166   $143,001   $   365,558   $ 6,437,227    $  (3,414)
  Net income..................................          --         --            --       720,611           --
                                                ----------   --------   -----------    ----------     --------
Balance at July 31, 1993......................  14,300,166    143,001       365,558     7,157,838       (3,414)
  Contribution to capital.....................          --         --       350,000            --           --
  Redemption of common stock..................    (363,462)    (3,634)      (96,366)           --           --
  Issuance of common stock....................      61,704        617          (205)           --           --
  Foreign currency translation adjustment.....          --         --            --            --      (95,428)
  Net income..................................          --         --            --       609,591           --
                                                ----------   --------   -----------    ----------     --------
Balance at July 31, 1994......................  13,998,408    139,984       618,987     7,767,429      (98,842)
  Foreign currency translation adjustment.....          --         --            --            --        3,802
  Net income..................................          --         --            --      (155,499)          --
                                                ----------   --------   -----------    ----------     --------
Balance at December 31, 1994..................  13,998,408    139,984       618,987     7,611,930      (95,040)
  Issuance of common stock....................      41,342        413        27,271            --           --
  Stock dividend..............................      82,069        821          (821)
  Foreign currency translation adjustment.....          --         --            --            --      163,913
  Net income..................................          --         --            --     2,396,085           --
                                                ----------   --------   -----------    ----------     --------
Balance at December 31, 1995..................  14,121,819    141,218       645,437    10,008,015       68,873
  Merger with Sykes Realty, Inc.
     (unaudited)..............................   1,220,000     12,200       253,366      (773,454)          --
  Conversion of redeemable preferred stock
     (unaudited)..............................     298,686      2,987     5,373,365    (5,376,352)          --
  Issuance of common stock (unaudited)........   2,417,768     24,178    39,707,421            --           --
  Three-for-two stock split (unaudited).......   1,968,225     19,682       (19,682)           --           --
  Distribution (unaudited)....................          --         --            --      (306,365)          --
  Foreign currency translation adjustment
     (unaudited)..............................          --         --            --            --      (32,433)
  Preferred stock dividends (unaudited).......          --         --            --       (47,343)          --
  Net income (unaudited)......................          --         --            --     3,702,843           --
                                                ----------   --------   -----------    ----------     --------
Balance at June 30, 1996 (unaudited)..........  20,026,498   $200,265   $45,959,907   $ 7,207,344    $  36,440
                                                ==========   ========   ===========    ==========     ========

    See accompanying notes to supplemental consolidated financial statements

                        SYKES ENTERPRISES, INCORPORATED

               SUPPLEMENTAL CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                        FIVE MONTHS
                                             YEARS ENDED JULY 31,          ENDED        YEAR ENDED         SIX MONTHS ENDED
                                          ---------------------------   DECEMBER 31,   DECEMBER 31,   ---------------------------
                                              1993           1994           1994           1995         JULY 2,        JUNE 30,
                                          ------------   ------------   ------------   ------------       1995           1996
                                                                                                      ------------   ------------
                                                                                                      (UNAUDITED)    (UNAUDITED)
Cash flows from operating activities
  Net income (loss).....................  $    720,611   $    609,591   $  (155,499 )  $  2,396,085   $    943,465   $  3,702,843
  Depreciation and amortization.........     1,076,469      1,430,317       937,351       2,958,053        831,182      2,272,305
  Deferred compensation.................            --             --            --         949,960         (6,162)            --
  Deferred income taxes.................      (270,507)       758,954        28,821         830,254        344,152      1,151,891
  Loss (gain) on disposal of property
    and equipment.......................        20,774        109,877        34,949          43,840        (27,846)        (6,590)
  Change in assets and liabilities:
    Receivables, including unbilled.....     2,111,667       (667,874)   (1,272,499 )    (5,323,205)    (1,174,776)    (4,065,629)
    Refundable income taxes.............        33,028     (1,245,720)      561,093        (194,570)        33,810         (4,989)
    Prepaid expenses and other current
      assets............................       (50,695)      (294,377)     (629,858 )       146,935       (218,945)      (442,551)
    Deferred charges and other assets...      (500,410)      (275,518)      146,194          42,941        401,243       (281,862)
    Accounts payable....................      (411,060)       145,015       930,878       3,569,699        447,979     (2,682,050)
    Accrued employee compensation and
      benefits..........................         5,462        664,662      (190,231 )     2,502,987        626,299        634,014
    Income taxes payable................       147,359        (23,567)        6,213         192,339       (252,227)       329,957
    Other accrued expenses and current
      liabilities.......................       742,762        559,081       587,350         742,127       (479,751)      (714,319)
                                           -----------    -----------    ----------     -----------    -----------    -----------
        Net cash provided by operating
          activities....................     3,625,460      1,770,441       984,762       8,857,445      1,468,423       (106,980)
                                           -----------    -----------    ----------     -----------    -----------    -----------
Cash flows for investing activities
  Capital expenditures..................    (1,683,594)    (5,080,358)   (5,293,027 )   (13,701,584)    (2,245,341)    (6,195,692)
  Acquisition of businesses.............      (282,000)      (104,000)           --              --             --             --
  Proceeds from sale of property and
    equipment...........................       365,502         67,181       211,218          79,936         73,568        146,590
                                           -----------    -----------    ----------     -----------    -----------    -----------
        Net cash used for investing
          activities....................    (1,600,092)    (5,117,177)   (5,081,809 )   (13,621,648)    (2,171,773)    (6,049,102)
                                           -----------    -----------    ----------     -----------    -----------    -----------
Cash flows from financing activities
  Paydowns under revolving line of
    credit agreements...................   (21,114,409)   (18,563,000)   (8,058,000 )   (32,413,539)   (12,302,000)   (20,121,569)
  Borrowings under revolving line of
    credit agreements...................    19,184,207     19,043,000    10,383,000      30,573,273     13,184,000     19,706,835
  Proceeds from issuance of stock.......       (44,479)        32,917            --          26,861         26,861     39,731,599
  Proceeds from grants..................        87,461        700,987     1,671,093       2,603,485         43,827      1,745,554
  Proceeds from issuance of long-term
    debt................................        42,503      3,023,056     1,630,056       5,000,000             --             --
  Subsidiary stock redemption...........            --       (100,000)           --              --             --             --
  Payment of long-term debt.............        (6,134)      (652,358)     (258,698 )      (669,452)      (542,629)    (9,425,061)
  Dividends paid........................            --             --            --              --             --       (353,707)
                                           -----------    -----------    ----------     -----------    -----------    -----------
        Net cash provided by (used for)
          financing activities..........    (1,850,851)     3,484,602     5,367,451       5,120,628        410,059     31,283,651
                                           -----------    -----------    ----------     -----------    -----------    -----------
Adjustment for foreign currency
  translation...........................             0        (95,428)        3,802         163,913          5,138        (32,433)
                                           -----------    -----------    ----------     -----------    -----------    -----------
Net increase (decrease) in cash, cash
  equivalents and temporary
  investments...........................       174,517         42,438     1,274,206         520,338       (288,153)    25,095,136
Cash, cash equivalents and temporary
  investments -- beginning..............       590,981        765,498       807,936       2,082,142      2,082,142      2,602,480
                                           -----------    -----------    ----------     -----------    -----------    -----------
Cash, cash equivalents and temporary
  investments -- ending.................  $    765,498   $    807,936   $ 2,082,142    $  2,602,480   $  1,793,989   $ 27,697,616
                                           ===========    ===========    ==========     ===========    ===========    ===========
Supplemental disclosures of cash flow
  information:
  Cash paid during the year for:
    Interest............................  $    155,495   $    127,606   $   225,657    $    772,368
    Income taxes........................  $  1,114,991   $    767,535   $     2,411    $    816,090

    See accompanying notes to supplemental consolidated financial statements

                        SYKES ENTERPRISES, INCORPORATED

            NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- NATURE OF BUSINESS

     Sykes Enterprises, Incorporated and consolidated subsidiaries (the "Company") provide comprehensive information technology outsourcing services including information technology support services, consisting of technical product support and help desk services, and information technology development services and solutions, consisting of software design, development, integration and implementation and documentation, foreign language translation and localization services. The Company's services are provided to a wide variety of industries.

NOTE 2 -- SUMMARY OF ACCOUNTING POLICIES

     Basis of Presentation -- On July 16, 1996, the Company acquired all of the stock of Datasvar Support AB (Datasvar) in exchange for 246,819 shares of the Company's voting common stock. In addition, on August 30, 1996, the Company acquired all of the stock of DiagSoft, Inc. (DiagSoft) in exchange for 675,000 shares of the Company's common stock. The acquisitions will be accounted for under the pooling-of-interests method of accounting. The supplemental consolidated financial statements of the Company have been prepared to give retroactive effect to the mergers. Generally accepted accounting principles proscribe giving effect to a consummated business combination accounted for under the pooling-of-interests method of accounting in financial statements that do not include the date of consummation. These financial statements do not extend through the date of consummation; however, they will become the historical consolidated financial statements of the Company after financial statements covering the date of consummation of the business combinations are issued.

     Principles of Consolidation -- All significant intercompany transactions and balances have been eliminated from these consolidated financial statements.

     Change in Fiscal Year -- The Company changed its fiscal year end from July 31 to December 31 effective August 1, 1994. The consolidated statements of operations, changes in shareholders' equity, and cash flows for the years ended July 31, 1993 and 1994, the five months ended December 31, 1994 and the year ended December 31, 1995 are presented in the accompanying consolidated financial statements. In addition, the historical information related to Datasvar and DiagSoft has been recast to conform to the Company's reporting periods.

     Interim Financial Statements -- The unaudited financial statements as of June 30, 1996, and for the six months ended July 2, 1995 and June 30, 1996, in the opinion of management include all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of such information. The results of operations for the six months ended June 30, 1996 are not necessarily indicative of the results for the full year.

     Recognition of Revenue -- The Company primarily recognizes its revenue for information technology support services and information technology development services and solutions as services are performed. Certain of these services are performed under fixed price contracts and revenue is recognized using the percentage-of-completion method of accounting. Adjustments to fixed price contracts and related estimated losses, if any, are recorded in the period when such adjustments or losses are known. Software sales are recognized upon shipment.

     Cash and Cash Equivalents and Temporary Investments -- Cash and cash equivalents and temporary investments consist of investments with original maturities of three months or less.

     Shareholder Receivable and Payable -- The Company has recorded a receivable from its majority shareholder of approximately $728,000 at December 31, 1994 and a net payable due to its majority shareholder of approximately $671,000 at December 31, 1995. These amounts have been included in receivables, including unbilled and accounts payable at December 31, 1994 and 1995, respectively. A subsidiary of the Company has recorded a loan payable to a shareholder of approximately $127,000 at December 31, 1994 and a net receivable from the shareholder of approximately $25,500 at December 31,

                        SYKES ENTERPRISES, INCORPORATED

NOTE 2 -- SUMMARY OF ACCOUNTING POLICIES -- (CONTINUED)
1995. These amounts have been included in long-term debt and current assets at December 31, 1994 and 1995, respectively.

     Property and Equipment -- Property and equipment is recorded at cost and depreciated using the straight-line and accelerated methods over the estimated useful lives of the respective assets. Improvements to leased premises are amortized over the shorter of the related lease term or the useful lives of the improvements. Cost and related accumulated depreciation on assets retired or disposed of are removed from the accounts and any gains or losses resulting therefrom are credited or charged to income. Depreciation expense was approximately $933,000, $1,338,000, $847,000 and $3,171,000 for the years ended
July 31, 1993 and 1994, the five months ended December 31, 1994 and the year ended December 31, 1995, respectively.

     Land received from various governmental agencies under grants is recorded at fair value (as determined by an independent appraiser) at date of grant. During the five months ended December 31, 1994 and the year ended December 31, 1995, the Company recorded approximately $400,000 and $1,824,000, respectively, in land acquisitions as a result of such grants. Accordingly, these non-cash transactions have been excluded from the accompanying consolidated statements of cash flows for the five months ended December 31, 1994 and the year ended December 31, 1995.

     Deferred Charges and Other Assets -- Deferred charges and other assets consist primarily of long-term deposits, and goodwill and covenants not to compete arising from business acquisitions. These intangible assets are being amortized over periods ranging from two to ten years.

     Income Taxes -- Deferred income taxes are recorded to reflect the tax consequences on future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income.

     The Company and its consolidated subsidiaries are either taxed as C corporations or have elected to be taxed as an S corporation under the provisions of the Internal Revenue Code through the effective date of the Company's initial public offering (See Note 15). The Company's affiliate which elected to be taxed as an S corporation is not subject to federal and state income taxes at the corporate level. Instead, the taxable income of the S corporation is included in the individual income tax return of the Company's majority shareholder for federal income tax purposes.

     Deferred Grants -- Grants for relocation and the acquisition of property and equipment are deferred and recognized in income over the corresponding useful lives of the related property and equipment. There are no significant contingencies associated with the grants that would impact the Company's ability to utilize assets received in connection with the grants.

     Foreign Currency Translation -- The assets and liabilities of the Company's foreign subsidiaries whose functional currency is other than the U.S. Dollar are translated at the exchange rates in effect on the reporting date, and income and expenses are translated at the weighted average exchange rate during the period. The net effect of translation gains and losses are not included in determining net income, but are accumulated as a separate component of shareholders' equity. Foreign currency translation and losses are included in determining net income. Such gains and losses were not material for any period presented.

     Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates; however, management does not believe these differences would have a material effect on operating results.

                        SYKES ENTERPRISES, INCORPORATED

NOTE 2 -- SUMMARY OF ACCOUNTING POLICIES -- (CONTINUED)
     New Accounting Pronouncements -- In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock Based Compensation." With respect to stock options granted to employees, SFAS No. 123 permits companies to continue using the accounting method promulgated by the Accounting Principles Board Opinion No. 25 ("APB No. 25"), "Accounting for Stock Issued to Employees," to measure compensation or to adopt the fair value based method prescribed by SFAS No. 123. If APB No. 25's method is continued, pro forma disclosures are required as if SFAS No. 123 accounting provisions were followed. Management has determined not to adopt SFAS No. 123's accounting recognition provisions. In the opinion of management, SFAS No. 123 is not expected to have a material impact on the Company's financial statements.

     SFAS No. 121, "Accounting for the Impairment of Long Lived Assets and for Long Lived Assets to be Disposed Of," is effective for years beginning after December 15, 1995. This statement requires that long-lived assets and certain intangibles to be held and used by the Company be reviewed for impairment. This pronouncement is not expected to have a material impact on the financial statements of the company.

NOTE 3 -- CONCENTRATIONS OF CREDIT RISK

     Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of trade receivables. With the exception of approximately $1.8 million of receivables from a significant customer (See Note 12), the Company's credit concentrations are limited due to the wide variety of customers and markets into which the Company's services are sold.

NOTE 4 -- RECEIVABLES

     Receivables consist of the following:

                                                                        DECEMBER 31,
                                                                ----------------------------
                                                                    1994            1995
                                                                ------------    ------------
    Trade accounts receivable.................................  $  9,416,121    $ 15,532,420
    Unbilled accounts receivable..............................       935,832         968,331
    Notes receivable from officers and related parties........       728,237         145,000
    Other.....................................................       418,840         302,685
                                                                 -----------     -----------
                                                                  11,499,030      16,948,436
    Less allowance for doubtful accounts......................       192,396         204,397
                                                                 -----------     -----------
                                                                $ 11,306,634    $ 16,744,039
                                                                 ===========     ===========

                        SYKES ENTERPRISES, INCORPORATED

NOTE 5 -- PROPERTY AND EQUIPMENT

     Property and equipment consist of the following:

                                                                        DECEMBER 31,
                                                                ----------------------------
                                                                    1994            1995
                                                                ------------    ------------
    Land......................................................  $    455,000    $  2,240,746
    Buildings and leasehold improvements......................     5,483,208       9,461,812
    Equipment, furniture and fixtures.........................    10,615,904      18,320,509
    Transportation equipment..................................       746,149         538,011
    Construction in progress..................................            --       1,499,363
                                                                 -----------     -----------
                                                                  17,300,261      32,060,441
    Less accumulated depreciation.............................     5,136,035       7,675,454
                                                                 -----------     -----------
                                                                $ 12,164,226    $ 24,384,987
                                                                 ===========     ===========

NOTE 6 -- LONG-TERM DEBT

     The Company has a credit facility with NationsBank, N.A. comprised of a $12 million revolving line of credit and a term note issued in the original amount of $8 million. Availability under the line of credit is based upon a maximum of 85% of eligible receivables. Borrowings accrue interest at prime (8.5% at December 31, 1995), and a commitment fee of 1/4 of 1% per annum is payable quarterly on the unused portion. The term note is payable in sixty consecutive monthly installments of $133,333 beginning April 1, 1996, and accrues interest on the outstanding principal balance at a floating rate equal to prime. The credit facility is collateralized by substantially all of the Company's (excluding Sykes Realty, Inc., Datasvar and DiagSoft) accounts receivable, property and equipment, and intangible assets, and is guaranteed in an amount not to exceed $500,000 by the Company's majority shareholder. The agreement contains restrictive covenants regarding, among other things, annual dividend payments (limited to 30% of previous year net income), and the Company's maintenance of tangible net worth, total liabilities and working capital. At December 31, 1995, the Company was in compliance with, or had received waivers or amendments through December 31, 1996 regarding all restrictive covenants. The loan agreement matures June 1, 1997, at which time if the facility is not renewed, the interest rate associated with the Company's line of credit increases to prime plus one percent, and all outstanding borrowings, including the remaining balance of the term note, become due and payable in twelve consecutive equal installments beginning July 1, 1997. The Company had borrowings under the credit facility of approximately $5,555,000 and $8,165,000 at December 31, 1994 and 1995, respectively.

     During 1994, the Company entered into a loan agreement with a bank in the principal amount of $1,300,000. Payments are due in monthly installments of approximately $13,600. Borrowings accrue interest at 9.5% through December 1, 1997, at which time the interest rate is subject to change. At December 31, 1994 and 1995, outstanding amounts under the agreement was approximately $1,300,000 and $1,261,000, respectively.

     Other long-term debt structures consist of capital leases of an automobile and various office equipment with lease periods expiring through August 1997, at an interest rate of 21.95%. The balance of the capital leases was approximately $397,000 and $174,000 at December 31, 1994 and 1995, respectively.

     A bank credit agreement of one of the Company's subsidiaries had a balance of $250,000 at December 31, 1995. There were no amounts outstanding under the credit agreement at December 31, 1994. The credit agreement requires that interest is payable monthly at an interest rate of prime plus 2.0% and expires in 1996. At December 31, 1995, the prime rate was 8.5%.

                        SYKES ENTERPRISES, INCORPORATED

NOTE 6 -- LONG-TERM DEBT -- (CONTINUED)
     A foreign subsidiary of the Company had a bank loan with a balance of approximately $154,000 and $153,000 at December 31, 1994 and 1995, respectively. The loan agreement has an interest rate of the official discount rate plus 5%. Principal and interest are payable semi-annually.

     A foreign subsidiary of the Company had a loan with a governmental economic agency with a balance of approximately $154,000 for both December 31, 1995 and December 31, 1994. The loan agreement has an interest rate of the official discount rate plus 4.25%. Principal and interest are payable semi-annually.

     The following schedule approximates the payments required under the Company's loan agreements reflecting the use of proceeds from the public offering subsequent to year-end as discussed in Note 15:

                                       YEAR                                  AMOUNT
        ------------------------------------------------------------------  --------
        1996..............................................................  $321,000
        1997..............................................................   199,000
        1998..............................................................    56,000
        1999..............................................................    56,000
        2000..............................................................    56,000
        Thereafter........................................................    47,000

NOTE 7 -- INCOME TAXES

     The components of income (loss) before income taxes are as follows:

                                                                       FIVE MONTHS
                                                                          ENDED        YEAR ENDED
                                              YEARS ENDED JULY 31,     DECEMBER 31,   DECEMBER 31,
                                             -----------------------   ------------   ------------
                                                1993         1994          1994           1995
                                             ----------   ----------   ------------   ------------
    Domestic...............................  $1,124,776   $  950,880     $   (8,655)   $ 2,438,708
    Foreign................................     583,576      240,759        (54,171)     1,604,675
                                             ----------   ----------       --------     ----------
      Total income (loss) before income
         taxes.............................  $1,708,352   $1,191,639     $  (62,826)   $ 4,043,383
                                             ==========   ==========       ========     ==========

     Provision for income taxes consists of the following:

                                                                       FIVE MONTHS
                                                                          ENDED        YEAR ENDED
                                              YEARS ENDED JULY 31,     DECEMBER 31,   DECEMBER 31,
                                             -----------------------   ------------   ------------
                                                1993         1994          1994           1995
                                             ----------   ----------   ------------   ------------
    Current:
      Federal..............................  $  817,475   $ (237,881)    $   50,209    $   292,594
      State................................     185,800        7,453         10,381         80,904
      Foreign..............................     254,973       53,522          3,262        443,546
                                             ----------   ----------       --------     ----------
         Total current provision for income
           taxes...........................   1,258,248     (176,906)        63,852        817,044
                                             ----------   ----------       --------     ----------
    Deferred:
      Federal..............................    (213,014)     770,232         25,249        728,792
      State................................     (57,493)     (11,278)         3,572        101,462
      Foreign..............................          --           --             --             --
                                             ----------   ----------       --------     ----------
         Total deferred provision for
           income taxes....................    (270,507)     758,954         28,821        830,254
                                             ----------   ----------       --------     ----------
         Total provision for income
           taxes...........................  $  987,741   $  582,048     $   92,673    $ 1,647,298
                                             ==========   ==========       ========     ==========

                        SYKES ENTERPRISES, INCORPORATED

NOTE 7 -- INCOME TAXES -- (CONTINUED)
     The components of the net deferred tax asset (liability) are as follows:

                                                                       DECEMBER 31,
                                                                ---------------------------
                                                                   1994            1995
                                                                -----------     -----------
    Current:
    Deferred tax asset:
      Accounts payable........................................  $   190,000     $   428,000
      Accrued expenses........................................      939,000       1,534,000
      State operating loss carryforward.......................       18,000           1,000
      Other...................................................      277,000         109,000
                                                                -----------     -----------
         Total current deferred tax asset.....................    1,424,000       2,072,000
                                                                -----------     -----------
    Deferred tax liability:
      Receivables.............................................   (3,356,000)     (5,337,000)
      State tax refunds.......................................      (16,000)        (57,000)
      Property and equipment..................................      (26,000)        (44,000)
                                                                -----------     -----------
         Total current deferred tax liability.................   (3,398,000)     (5,438,000)
                                                                -----------     -----------
         Net current deferred tax liability...................  $(1,974,000)    $(3,366,000)
                                                                ===========     ===========
    Non-current:
    Deferred tax asset:
      Deferred compensation...................................  $        --     $   360,000
      R & D credits...........................................       71,462          25,464
      Bad debt reserve........................................       30,942          48,566
      Accrued expenses........................................           --          87,258
      State operating loss carryforward.......................       38,000          37,000
      Other...................................................        7,039          34,386
                                                                -----------     -----------
         Total non-current deferred tax asset.................      147,443         592,674
                                                                -----------     -----------
    Deferred tax liability:
      State tax refunds.......................................      (60,000)             --
      Property and equipment..................................     (237,000)       (344,705)
      Untaxed reserves -- foreign.............................      (24,447)        (97,318)
      Other...................................................       (2,357)       (139,617)
                                                                -----------     -----------
         Total non-current deferred tax liability.............     (323,804)       (581,640)
                                                                -----------     -----------
         Net non-current deferred tax asset (liability).......  $  (176,361)    $    11,034
                                                                ===========     ===========

     Deferred income taxes applicable to undistributed earnings of foreign subsidiaries that are indefinitely reinvested in foreign operations are immaterial. The Company anticipates that no material tax cost will be incurred on such earnings.

     At December 31, 1995, the Company had state net operating loss carryforwards of approximately $635,000 which expire in 2009.

     In conjunction with the Company's initial public offering (See Note 15), the Company changed its method of accounting for income taxes from the cash basis to the accrual method. The corresponding adjustment will be included in taxable income over a period not to exceed four years.

                        SYKES ENTERPRISES, INCORPORATED

NOTE 7 -- INCOME TAXES -- (CONTINUED)
     The following summarizes the principal differences between income taxes at the federal statutory rate and the effective income tax amounts reflected in the financial statements:

                                                 YEARS ENDED JULY     FIVE MONTHS
                                                        31,              ENDED        YEAR ENDED
                                                -------------------   DECEMBER 31,   DECEMBER 31,
                                                  1993       1994         1994           1995
                                                --------   --------   ------------   ------------
    Statutory tax.............................  $580,542   $405,310     $  (20,649)   $ 1,375,089
    State income taxes, net of federal tax
      benefit.................................    91,281     36,986         (2,934)       102,169
    Effect of income not subject to federal
      and state income tax....................        --    (13,000)       (21,000)      (155,000)
    Change in state tax rate..................        --    (67,000)            --             --
    Foreign taxes, net of foreign income not
      taxed in U.S............................    57,000    (26,533)        21,836       (110,306)
    Permanent differences.....................   234,759    321,551        178,427        366,555
    Tax credits...............................   (50,841)   (57,246)       (43,007)       (90,209)
    Other.....................................    75,000    (18,020)       (20,000)       159,000
                                                --------   --------       --------     ----------
              Total provision for income
                taxes.........................  $987,741   $582,048     $   92,673    $ 1,647,298
                                                ========   ========       ========     ==========

     The Company is currently under examination by the Internal Revenue Service for tax years ended July 31, 1991, 1992, 1993 and 1994. The Company has reviewed various matters that are under consideration and believes that it has adequately provided for any liability that may result from this examination. In the opinion of management, any liability that may arise from prior periods as a result of the examination will not have a material effect on the Company's financial condition or results of operations.

NOTE 8 -- COMMITMENTS AND CONTINGENCIES

     The Company has pledged certain assets as collateral on mortgage loans made to the Company's majority shareholder. Total loans outstanding at December 31, 1995 was approximately $3,977,000. Subsequent to year-end, an additional mortgage loan of $800,000, net of repayments, was made to the Company's majority shareholder.

     The Company leases certain equipment and buildings under operating leases having terms ranging from one to five years. The building leases contain up to two five year renewal options.

     Rental expense under operating leases for the years ended July 31, 1993 and 1994, the five months ended December 31, 1994, and the year ended December 31, 1995 was approximately $1,991,000, $2,411,000, $716,000, and $1,667,000,
respectively. Rental expense related to an office building leased from the Company's majority shareholder, net of subleases, was approximately $277,000, $277,000, $45,000 and $104,000 for the years ended July 31, 1993 and 1994, the five months ended December 31, 1994 and the year ended December 31, 1995, respectively. In December 1995, the Company signed a ten-year operating lease agreement with the Company's majority shareholder to lease a corporate aircraft. The lease expense for 1995 was approximately $51,000.

     The Company has a five year noncancelable sublease agreement with an unrelated tenant for its Charlotte, North Carolina facility. The minimum sublease rental amounts the Company is to receive are approximately $176,000, $181,000, $187,000, and $94,000 for the years ended December 31, 1996 through 1999, respectively.

                        SYKES ENTERPRISES, INCORPORATED

NOTE 8 -- COMMITMENTS AND CONTINGENCIES -- (CONTINUED)
     The following is a schedule of future minimum rental payments (without regard to the North Carolina sublease) under operating leases having a remaining noncancelable term in excess of one year subsequent to December 31, 1995:

                                                     RELATED       NON-RELATED       TOTAL
                         YEAR                         PARTY          PARTY          AMOUNT
    ----------------------------------------------  ----------     ----------     -----------
    1996..........................................  $  855,000     $2,430,000     $ 3,285,000
    1997..........................................     855,000      2,112,000       2,967,000
    1998..........................................     855,000      1,419,000       2,274,000
    1999..........................................     855,000        672,000       1,527,000
    2000..........................................     855,000        620,000       1,475,000
    Thereafter....................................   3,904,000        431,000       4,335,000
                                                    ----------     ----------     -----------
              Total minimum payments required.....  $8,179,000     $7,684,000     $15,863,000
                                                    ==========     ==========     ===========

     The Company from time to time is involved in legal actions arising in the ordinary course of business. With respect to these matters, management believes that it has adequate legal defenses and/or provided adequate accruals for related costs such that the ultimate outcome will not have a material adverse effect on the Company's future financial position.

NOTE 9 -- EMPLOYEE BENEFIT PLAN

     The Company maintains a 401(k) plan covering defined employees who meet established eligibility requirements. Under the plan provisions, the Company matches 25% of participant contributions to a maximum matching amount of 1% of participant compensation. Company contributions are funded on a bi-weekly basis. The Company contribution was approximately $70,000, $81,000, $105,000 and $95,000 for the years ended July 31, 1993 and 1994, the five months ended December 31, 1994 and the year ended December 31, 1995, respectively. One of the Company's subsidiary maintains a separate 401(k) plan. There have been no contributions made to the plan.

NOTE 10 -- STOCK OPTIONS

     In connection with an agreement entered into in 1995, the Company granted options to purchase 762,000 shares of common stock at $4.53 per share to an executive officer. The Company has determined the per share price was $1.25 below fair market value at the date of grant. As a result, the Company has recognized compensation expense of $949,960, which is included in general and administrative expenses in the accompanying consolidated statements of income for the year ended December 31, 1995. The options granted in connection with the agreement become exercisable three years from the date of grant, except that up to one-third are exercisable to the extent that the underlying shares are permitted to be included by the underwriters in an underwritten public offering occurring prior thereto. Options expire if not exercised by the tenth anniversary of their grant date.

                        SYKES ENTERPRISES, INCORPORATED

NOTE 11 -- INTERNATIONAL OPERATIONS

     During the year ended July 31, 1994, the Company opened a facility in The Netherlands. During the year ended December 31, 1995, the Company closed its office in Canada. During July of 1996, the Company acquired the stock of a company which has three facilities in Sweden. The acquisition is accounted for under the pooling of interests method. The effects of these five offices reflect the international operations of the Company for the periods presented. The revenue, income (loss) before income taxes and total assets of the Company associated with international operations are as follows:

                                                                       FIVE MONTHS
                                              YEARS ENDED JULY 31,        ENDED        YEAR ENDED
                                             -----------------------   DECEMBER 31,   DECEMBER 31,
                                                1993         1994          1994           1995
                                             ----------   ----------   ------------   ------------
    Revenue................................  $3,742,875   $3,780,146    $2,228,422     $8,126,923
    Income (loss) before income taxes......     583,576      240,759       (54,171)     1,604,675
    Total assets...........................   1,788,419    2,743,116     3,839,487      6,442,720

NOTE 12 -- SIGNIFICANT CUSTOMERS

     Two customers comprise 33% of the Company's revenues for the year ended December 31, 1995. Revenues from one customer amounted to 38%, 30%, 27% and 16% of the Company's revenues for the years ended July 31, 1993 and 1994, the five months ended December 31, 1994 and the year ended December 31, 1995, respectively. Revenues from a new customer amounted to 17% of the Company's revenues for the year ended December 31, 1995.

NOTE 13 -- PRO FORMA DISCLOSURES (UNAUDITED)

     Pro Forma Income Taxes -- An affiliate of the Company had elected to be treated as an S corporation for federal and state income tax purposes. As such, the affiliate's taxable income was reported to and subject to tax to the affiliate's shareholder. Prior to the Company's initial public offering (See
Note 15), the Company's affiliate terminated its S corporation election and accordingly became subject to federal and state income taxes. The unaudited pro forma provision for income taxes reported on the consolidated statements of operations shows approximate federal and state income taxes (by applying statutory income tax rates) that would have been incurred if the affiliate had been subject to tax as a C corporation. In addition, the Company changed its method of accounting for income taxes from the cash basis to the accrual method in connection with the offering. The corresponding adjustment will be included in taxable income over a period not to exceed four years.

     Pro Forma Net Income Per Share -- In March 1996, the Company was a North Carolina corporation and amended its Articles of Incorporation to authorize the issuance of up to 10,000 shares of $1,000 par value per share preferred stock. At that time, the Company approved a 95-to-1 stock split of all outstanding common stock. Subsequent to the amendment and stock split, the Company changed its state of incorporation from North Carolina to Florida and changed the authorized number of shares of common stock from 100,000 to 50,000,000. As part of the change of state of incorporation, each share of common stock of the North Carolina corporation was exchanged for 88 shares (132 shares as adjusted for a three-for-two stock split, See Note 15 -- Subsequent Events) of common stock of the Company. All applicable share and per share amounts in the accompanying financial statements have been retroactively adjusted to reflect these events.

     Weighted average common shares outstanding includes the common share equivalents discussed in Note 10 applying the treasury stock method. In addition, the calculation includes certain preferred stock issued subsequent to year end that was converted to common stock immediately prior to the closing of and sold in the Company's initial public offering. Such shares were deemed outstanding for all periods presented.

                        SYKES ENTERPRISES, INCORPORATED

NOTE 13 -- PRO FORMA DISCLOSURES (UNAUDITED) -- (CONTINUED)
     In addition, the Company issued 1,830,000 shares of common stock as a result of the merger involving Sykes Realty, Inc. immediately prior to the offering, which shares were deemed outstanding for all periods presented.

NOTE 14 -- SELECTED FINANCIAL DATA

     Effective August 1, 1994, the Company changed its fiscal year end from July 31 to December 31. Accordingly, the financial statements for December 31, 1994 reflect the Company's results of operations for a five-month period.

     Selected financial data for the twelve months ended December 31, 1993, 1994 and 1995 consists of the following:

                                                           YEARS ENDED DECEMBER 31,
                                                  -------------------------------------------
                                                     1993            1994            1995
                                                  -----------     -----------     -----------
                                                  (UNAUDITED)     (UNAUDITED)
    Revenues....................................  $57,281,442     $53,185,255     $74,594,634
    Operating expenses
      Direct salaries and related costs.........   37,257,184      33,731,677      44,592,380
      General and administrative................   18,578,986      18,304,452      25,231,077
                                                  -----------     -----------     -----------
         Total..................................   55,836,170      52,036,129      69,823,457
                                                  -----------     -----------     -----------
    Income from operations......................    1,445,272       1,149,126       4,771,177
    Other Income (expense)
      Interest..................................     (133,506)       (292,943)       (726,142)
      Other.....................................      185,411        (195,332)         (1,652)
                                                  -----------     -----------     -----------
         Total other income (expense)...........       51,905        (488,275)       (727,794)
                                                  -----------     -----------     -----------
    Income before income taxes..................    1,497,177         660,851       4,043,383
    Provision for income taxes..................      809,007         467,131       1,647,298
                                                  -----------     -----------     -----------
    Net income..................................  $   688,170     $   193,720     $ 2,396,085
                                                  ===========     ===========     ===========
    Pro forma income data (unaudited)
    Income before income taxes..................    1,497,177         660,851       4,043,383
    Pro forma provision for income taxes
      relating to S corporation.................           --          39,000         172,000
    Actual provision for income taxes...........      809,007         467,131       1,647,298
                                                  -----------     -----------     -----------
         Total provision and pro forma provision
           for income taxes.....................      809,007         506,131       1,819,298
                                                  -----------     -----------     -----------
    Pro forma net income........................      688,170         154,720       2,224,085
                                                  ===========     ===========     ===========
    Pro forma net income per share..............  $      0.04     $      0.01     $      0.13
                                                  ===========     ===========     ===========
    Pro forma weighted average common and common
      equivalent shares outstanding.............   16,873,981      16,873,981      16,873,981

                        SYKES ENTERPRISES, INCORPORATED

NOTE 15 -- SUBSEQUENT EVENTS

     Preferred Stock -- In connection with an agreement entered into in February 1996, the Company's majority shareholder transferred all the newly issued shares of the Company's outstanding preferred stock and all of the outstanding non-voting common stock to a related party. Effective immediately prior to the Company's initial public offering, the preferred stock and non-voting common stock were automatically converted into shares of common stock. These converted shares were included in the shares sold in connection with such offering.

     1996 Employee Stock Option Plan -- The Company's 1996 Employee Stock Option Plan, as amended (the "Employee Plan"), provides for the grant of incentive or nonqualified stock options to purchase up to 1,750,000 shares of common stock. In April 1996, certain executive officers received options to purchase a total of 184,894 shares of common stock as follows: 139,894 shares with an exercise price as follows: (i) 33 1/3% of such shares at $12.00 per share, (ii) 33 1/3% at $11.33 per share, and (iii) 33 1/3% at $10.00 per share; and 45,000 shares with an exercise price of $12.00 per share. Certain other officers and employees of the Company hold options to purchase an additional 417,500 shares of common stock at a range of $12.00 to $40.40 per share. All such options vest ratably over the three-year period following the date of grant, except for 120,000 options granted to key employees of DiagSoft, all of which are immediately exercisable.

     1996 Non-Employee Director Stock Option Plan -- The Company's 1996 Non-Employee Director Stock Option Plan (the "Non-Employee Plan") provides for the grant of nonqualified stock options to purchase up to 300,000 shares of common stock to members of the Board of Directors who are not employees of the Company. Each outside director received options to purchase 7,500 shares of common stock at an exercise price of $12.00 per share. Thereafter, on the date on which a new outside director is first elected or appointed, he or she shall automatically be granted options to purchase 5,000 shares of common stock. Each outside director also shall be granted options to purchase 5,000 shares of common stock annually on the day following the annual meeting of shareholders. All options granted will have an exercise price equal to the then fair market value of the common stock. Options shall become exercisable over a period of three years in equal amounts until a director has completed his or her initial term, whereupon all options granted prior to that time shall become exercisable, and subsequent options shall become exercisable one year after the date of grant. There are options outstanding to purchase 37,500 shares of Common Stock at $12.00 per share under the Non-Employee Plan.

     Public Offering -- In April, 1996, the Company completed its initial public offering for the sale of 3 million shares of common stock. Coincident with such offering, the underwriters of the offering exercised their 15% over-allotment option and accordingly an additional 626,652 shares of the Company's common stock were sold by the Company. The Company received approximately $39.7 million from the sale of the shares, net of underwriting discount and expenses associated with such offering. The net proceeds were used to repay all outstanding indebtedness and make capital expenditures, with the remaining balance held for general corporate and working capital purposes. In addition, the Company's previous single shareholder used a portion of the proceeds from shares sold by the shareholder in connection with the offering to repay certain amounts related to mortgage loans for which the Company pledged certain assets as collateral (See Note 8).

     Stock Split -- Effective July 28, 1996, the Company's Board of Directors approved a three-for-two stock split of common stock. The par value of the Common Stock remains unchanged. All share and per share amounts have been restated to retroactively reflect the stock split.

- ------------------------------------------------------
- ------------------------------------------------------

  NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                             ---------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    7
Use of Proceeds.......................   11
Price Range of Common Stock...........   11
Dividend Policy.......................   11
Capitalization........................   12
Selected Consolidated Financial
  Data................................   13
Additional Consolidated Financial
  Information.........................   14
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   16
Business..............................   23
Management............................   33
Principal and Selling Shareholders....   39
Certain Transactions..................   40
Description of Capital Stock..........   41
Shares Eligible for Future Sale.......   43
Underwriting..........................   44
Legal Matters.........................   45
Experts...............................   45
Available Information.................   45
Index to Consolidated Financial
  Statements..........................  F-1

- ------------------------------------------------------
- ------------------------------------------------------
- ------------------------------------------------------
- ------------------------------------------------------
                                2,600,000 SHARES

                     [SYKES ENTERPRISES INCORPORATED LOGO]

                                  COMMON STOCK
                            ------------------------

                                   PROSPECTUS

                            ------------------------

                                RAYMOND JAMES &
                                ASSOCIATES, INC.

                             ROBERT W. BAIRD & CO.
                                 INCORPORATED
                           OPPENHEIMER & CO., INC.
                                            , 1996
- ------------------------------------------------------
- ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF INSURANCE AND DISTRIBUTION.

Securities and Exchange Commission filing fee.....................................  $ 45,366
NASD filing fee...................................................................    13,656
Nasdaq listing fee................................................................    17,500
Printing and engraving............................................................    80,000
Accountants' fees and expenses....................................................    80,000
Legal fees and expenses...........................................................   100,000
Consultants' fees and expenses....................................................   100,000
Miscellaneous.....................................................................    63,478
                                                                                    --------
          Total...................................................................  $500,000
                                                                                    ========

- ---------------

* All of the above fees, costs and expenses will be paid by the Company. Other than the SEC filing fee and NASD filing fee, all fees and expenses are estimated.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Florida Business Corporation Act (the "Florida Act") permits a Florida corporation to indemnify a present or former director or officer of the corporation (and certain other persons serving at the request of the corporation in related capacities) for liabilities, including legal expenses, arising by reason of service in such capacity if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and in any criminal proceeding if such person had no reasonable cause to believe his conduct was unlawful. However, in the case of actions brought by or in the right of the corporation, no indemnification may be made with respect to any matter as to which such director or officer shall have been adjudged liable, except in certain limited circumstances.

     The Company's Articles of Incorporation and Bylaws provide that the Company shall indemnify directors and executive officers to the fullest extent now or hereafter permitted by the Florida Act. In addition, the Company has entered into Indemnification Agreements with its directors and executive officers in which the Registrant has agreed to indemnify such persons to the fullest extent now or hereafter permitted by the Florida Act.

     The indemnification provided by the Florida Business Corporation Act and the Company's Bylaws is not exclusive of any other rights to which a director or officer may be entitled. The general effect of the foregoing provisions may be to reduce the circumstances which an officer or director may be required to bear the economic burden of the foregoing liabilities and expense.

     The Company may obtain a liability insurance policy for its directors and officers as permitted by the Florida Act which may extend to, among other things, liability arising under the Securities Act of 1933, as amended (the "Securities Act").

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     The Company was incorporated under the laws of the State of Florida effective March 1, 1996. On March 4, 1996, pursuant to a plan of merger, 9,580,000 shares of Common Stock of the Company, 440,000 shares of non-voting Common Stock and 3,600 shares of Preferred Stock (representing all of the outstanding capital stock of the Company prior to its initial public offering) were issued to the former stockholders of Sykes Enterprises, Incorporated, a North Carolina corporation ("Former Sykes"), in exchange for all of the outstanding common stock of Former Sykes (the foregoing numbers do not give effect to the 3-for-2 stock split effected on July 28, 1996). In connection with this reorganization, Former Sykes was merged with and into the Company. No commission or other remuneration was paid or given directly or indirectly in connection with this reorganization.

     Pursuant to an agreement entered into on February 26, 1996, by the Company, John H. Sykes, the Company's Chairman of the Board, President and Chief Executive Officer, and Sybil M. Sykes, the Company issued to John H. Sykes, who thereupon immediately transferred to Sybil M. Sykes, 3,600 shares of Preferred Stock and 440,000 shares of non-voting Common Stock. No commission or other remuneration was paid or given directly or indirectly in connection with this transaction, except for Sybil M. Sykes relinquishment of her possible marital interest in the Company.

     Immediately prior to the completion of the Company's initial public offering, the Company issued 1,830,000 shares (adjusted to reflect the 3-for-2 stock split effected on July 28, 1996) of Common Stock to John H. Sykes pursuant to a plan of merger and reorganization in exchange for all the outstanding stock of Sykes Realty, Inc.

     On July 16, 1996, pursuant to a Stock Purchase Agreement dated July 1, 1996, the Company issued a total of 246,819 shares of Common Stock (adjusted to reflect the 3-for-2 stock split effected on July 28, 1996) to the following persons (82,273 shares each), each of whom is a resident of Sweden, in exchange for all their stock in Datasvar Support AB: Johan Holm; Arne Weinz; and Norhold Invest AB.

     On August 30, 1996, pursuant to a Stock Purchase Agreement dated August 30, 1996, the Company issued 675,000 shares of Common Stock to Gordon H. Kraft in exchange for all his stock in DiagSoft, Inc.

     These transactions are claimed to be exempt from registration under the Securities Act pursuant to Section 4(2) of the Securities Act. In addition, (1) the reorganization is claimed to be exempt from registration under the Securities Act as a transaction effected to change the domicile of the issuer from North Carolina to Florida, and (2) the sale to the former shareholders of Datasvar Support AB is claimed to be exempt pursuant to Regulation S.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits.

EXHIBIT
NUMBER                                      EXHIBIT DESCRIPTION
- ------       ----------------------------------------------------------------------------------
  1.1    --  Proposed Form of Underwriting Agreement.
  2.1    --  Articles of Merger between Sykes Enterprises, Incorporated, a North Carolina corporation, and Sykes Enterprises, Incorporated, a Florida corporation, dated
             March 1, 1996.(1)
  2.2    --  Articles of Merger between Sykes Enterprises, Incorporated and Sykes Realty,
             Inc.(1)
  2.3    --  Stock Purchase Agreement dated July 1, 1996 among Sykes Enterprises, Incorporated and Johan Holm, Arne Weinz and Norhold Invest AB.(2)
  2.4    --  Stock Purchase Agreement dated August 30, 1996 among Sykes Enterprises,
             Incorporated and Gordon H. Kraft.(3)
  3.1    --  Articles of Incorporation of Sykes Enterprises, Incorporated.(1)
  3.2    --  Bylaws of Sykes Enterprises, Incorporated, as amended.(1)
  4.1    --  Specimen certificate for the Common Stock of Sykes Enterprises, Incorporated.(1)
  5.1    --  Opinion of Foley & Lardner.
 10.1    --  Loan Agreement between NationsBank, N.A. and Sykes Enterprises, Incorporated dated
             December 29, 1995.(1)
 10.2    --  Employment Agreement dated as of January 1, 1996 between John H. Sykes and Sykes
             Enterprises, Incorporated.(1)
 10.3    --  Form of Employment Agreement between executive officers and Sykes Enterprises,
             Incorporated.(1)

EXHIBIT
NUMBER                                      EXHIBIT DESCRIPTION
- ------       ----------------------------------------------------------------------------------
 10.4    --  Stock Option Agreement between Sykes Enterprises, Incorporated and David E. Garner dated as of December 31, 1995.(1)
 10.5    --  1996 Employee Stock Option Plan.(1)
 10.6    --  1996 Non-Employee Director Stock Option Plan.(1)
 10.7    --  1996 Non-Employee Directors' Fee Plan.(1)
 10.8    --  Form of Split Dollar Plan Documents.(1)
 10.9    --  Form of Split Dollar Agreement.(1)
 10.10   --  Form of Indemnity Agreement between directors and executive officers and Sykes
             Enterprises, Incorporated.(1)
 10.11   --  Aircraft Lease Agreement between JHS Leasing of Tampa, Inc. as lessor and Sykes
             Enterprises, Incorporated as lessee, dated December 1, 1995.(1)
 10.12   --  Single Tenant Property Lease Agreement between Sykes Investments as landlord and
             Sykes Enterprises, Incorporated as tenant dated October 31, 1989, for building in
             Charlotte, North Carolina.(1)
 10.13   --  [Omitted]
 10.14   --  Tax Indemnification Agreement between Sykes Enterprises, Incorporated and John H.
             Sykes.(1)
 10.15   --  Consultant Agreement between Sykes Enterprises, Incorporated and E.J. Milani
             Consulting Corp. dated April 1, 1996.(1)
 10.16   --  Registration Rights Agreement among Sykes Enterprises, Incorporated and Johan
             Holm, Arne Weinz and Norhold Invest AB dated July 16, 1996.(2)
 10.17   --  Registration Rights Agreement between Sykes Enterprises, Incorporated and Gordon
             H. Kraft dated August 30, 1996.(3)
 11.1    --  Statement re computation of per share earnings.
 21.1    --  List of subsidiaries of Sykes Enterprises, Incorporated.
 23.1    --  Consent of Foley & Lardner (included in Exhibit (5.1)).
 23.2    --  Consent of Coopers & Lybrand L.L.P.
 23.3    --  Consent of Lindebergs Revisionsbyra AB.
 24.1    --  Power of Attorney relating to subsequent amendments (included on the signature page of this Registration Statement).
 27.1    --  Financial Data Schedule (for SEC use only).(4)

- ---------------

(1) Filed as the same numbered Exhibit to Registration No. 333-2324 and incorporated herein by reference.
(2) Filed as an Exhibit to the Registrant's Form 8-K dated July 31, 1996 and incorporated herein by reference.
(3) Filed as an Exhibit to the Registrant's Form 8-K dated September 16, 1996 and incorporated herein by reference.
(4) This restated Financial Data Schedule restates the Financial Data Schedule filed as an exhibit to the Form 10-Q of Sykes Enterprises, Incorporated (the "Registrant") for the quarter ended June 30, 1996. That Financial Data
     Schedule is the only Financial Data Schedule previously required to be filed by the Registrant. The Form S-1 Registration Statement to which this Financial Data Schedule is an exhibit includes Supplemental Consolidated Financial Statements of the Registrant that have been restated to reflect the Registrant's acquisitions on July 16, 1996 and August 30, 1996, respectively, of Datasvar Support AB and DiagSoft, Inc. (collectively, the Acquisitions"). The Acquisitions are being accounted for under the pooling-of-interests method of accounting. This Financial Data Schedule sets forth information for the six months ended June 30, 1996 which has been restated to reflect the Acquisitions.

     (b) Financial Statement Schedules.

     Report of Independent Auditors

     Schedule II -- Valuation and Qualifying Accounts.

     All other financial statement schedules have been omitted either because they are not applicable or because the information that would be included in such schedules is included elsewhere in this Registration Statement.

ITEM 17.  UNDERTAKINGS.

     The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tampa, and State of Florida, on this 20th day of September, 1996.

                                          SYKES ENTERPRISES, INCORPORATED

                                          By:       /s/  JOHN H. SYKES
                                            ------------------------------------
                                                       John H. Sykes
                                              Chairman of the Board, President
                                                and Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated. Each person whose signature appears below constitutes and appoints John H. Sykes and Scott J. Bendert, and each of them individually, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, including any amendment or registration statement filed pursuant to Rule 462, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

                  SIGNATURE                                TITLE                     DATE
- ---------------------------------------------   ---------------------------   -------------------
                  /s/  JOHN H. SYKES            Chairman of the Board,         September 20, 1996
- ---------------------------------------------     President and Chief
                John H. Sykes                     Executive Officer and
                                                  Director (Principal
                                                  Executive Officer)

                /s/  SCOTT J. BENDERT           Vice President -- Finance      September 20, 1996
- ---------------------------------------------     and Treasurer (Principal
              Scott J. Bendert                    Financial and Accounting
                                                  Officer)

             /s/  JOHN D. GANNETT, JR.          Senior Vice President and      September 20, 1996
- ---------------------------------------------     Director
            John D. Gannett, Jr.

                 /s/  DAVID E. GARNER           Senior Vice President and      September 20, 1996
- ---------------------------------------------     Director
               David E. Garner

       /s/  FURMAN P. BODENHEIMER, JR.          Director                       September 20, 1996
- ---------------------------------------------
         Furman P. Bodenheimer, Jr.

                 /s/  H. PARKS HELMS            Director                       September 20, 1996
- ---------------------------------------------
               H. Parks Helms

                /s/  GORDON H. LOETZ            Director                       September 20, 1996
- ---------------------------------------------
               Gordon H. Loetz

                  SIGNATURE                                TITLE                     DATE
- ---------------------------------------------   ---------------------------   -------------------
                /s/  ERNEST J. MILANI           Director                       September 20, 1996
- ---------------------------------------------
              Ernest J. Milani

                /s/  R. JAMES STROKER           Director                       September 20, 1996
- ---------------------------------------------
              R. James Stroker

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
  of Sykes Enterprises, Incorporated

     In connection with our audits of the consolidated financial statements of Sykes Enterprises, Incorporated, the supplemental consolidated financial statements of Sykes Enterprises, Incorporated, and the consolidated financial statements of DiagSoft, Inc. as of December 31, 1994 and 1995 and for the years ended July 31, 1993 and 1994, the five months ended December 31, 1994, and the year ended December 31, 1995, which consolidated financial statements are included in the Form S-1 Registration Statement, we have also audited the financial statement schedule listed in Item 16 herein.

     In our opinion, these consolidated financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information required to be included therein.

                                          COOPERS & LYBRAND L.L.P.

Tampa, Florida
September 16, 1996

                        SYKES ENTERPRISES, INCORPORATED

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS
                      YEARS ENDED JULY 31, 1993 AND 1994,
 THE FIVE MONTHS ENDED DECEMBER 31, 1994, AND THE YEAR ENDED DECEMBER 31, 1995

                                                               ADDITIONAL
                                                 BEGINNING   CHARGED TO COST                    ENDING
                                                  BALANCE     AND EXPENSES     DEDUCTIONS(1)   BALANCE
                                                 ---------   ---------------   -------------   --------
SYKES ENTERPRISES, INCORPORATED
Year ended July 31, 1993
  Allowance for doubtful accounts..............  $ 168,097      $ 125,590        $ 108,944     $184,743
Year ended July 31, 1994
  Allowance for doubtful accounts..............    184,743          8,621               --      193,364
Five months ended December 31, 1994
  Allowance for doubtful accounts..............    193,364         16,871           94,928      115,307
Year ended December 31, 1995
  Allowance for doubtful accounts..............    115,307         86,923          118,831       83,399
DIAGSOFT, INC.
Year ended July 31, 1993
  Allowance for doubtful accounts..............  $  68,683      $   8,253        $  36,002     $ 40,934
Year ended July 31, 1994
  Allowance for doubtful accounts..............     40,934         16,155               --       57,089
Five months ended December 31, 1994
  Allowance for doubtful accounts..............     57,089         20,000               --       77,089
Year ended December 31, 1995
  Allowance for doubtful accounts..............     77,089         45,649            1,740      120,998
SYKES ENTERPRISES, INCORPORATED SUPPLEMENTAL(2)
Year ended July 31, 1993
  Allowance for doubtful accounts..............  $ 236,780      $ 133,843        $ 144,946     $225,677
Year ended July 31, 1994
  Allowance for doubtful accounts..............    225,677         24,776               --      250,453
Five months ended December 31, 1994
  Allowance for doubtful accounts..............    250,453         36,871           94,928      192,396
Year ended December 31, 1995
  Allowance for doubtful accounts..............    192,396        132,572          120,571      204,397

- ---------------

(1) Write-offs and recoveries
(2) Includes Sykes Enterprises, Incorporated and DiagSoft, Inc. accounted for under the pooling-of-interests method of accounting.

                                 EXHIBIT INDEX

                                                                                         SEQUENTIAL
EXHIBIT                                                                                     PAGE
NUMBER                                  EXHIBIT DESCRIPTION                                NUMBER
- ------       --------------------------------------------------------------------------  ----------
  1.1    --  Proposed Form of Underwriting Agreement...................................
  2.1    --  Articles of Merger between Sykes Enterprises, Incorporated, a North
             Carolina corporation, and Sykes Enterprises, Incorporated, a Florida corporation, dated March 1, 1996.(1)......................................
  2.2    --  Articles of Merger between Sykes Enterprises, Incorporated and Sykes
             Realty, Inc.(1)...........................................................
  2.3    --  Stock Purchase Agreement dated July 1, 1996 among Sykes Enterprises,
             Incorporated and Johan Holm, Arne Weinz and Norhold Invest AB.(2).........
  2.4    --  Stock Purchase Agreement dated August 30, 1996 among Sykes Enterprises,
             Incorporated and Gordon H. Kraft.(3)......................................
  3.1    --  Articles of Incorporation of Sykes Enterprises, Incorporated.(1)..........
  3.2    --  Bylaws of Sykes Enterprises, Incorporated, as amended.(1).................
  4.1    --  Specimen certificate for the Common Stock of Sykes Enterprises,
             Incorporated.(1)..........................................................
  5.1    --  Opinion of Foley & Lardner................................................
 10.1    --  Loan Agreement between NationsBank, N.A. and Sykes Enterprises,
             Incorporated dated December 29, 1995.(1)..................................
 10.2    --  Employment Agreement dated as of January 1, 1996 between John H. Sykes and
             Sykes Enterprises, Incorporated.(1).......................................
 10.3    --  Form of Employment Agreement for executive officers and Sykes Enterprises,
             Incorporated.(1)..........................................................
 10.4    --  Stock Option Agreement between Sykes Enterprises, Incorporated and David
             E. Garner dated as of December 31, 1995.(1)...............................
 10.5    --  1996 Employee Stock Option Plan.(1).......................................
 10.6    --  1996 Non-Employee Director Stock Option Plan.(1)..........................
 10.7    --  1996 Non-Employee Directors' Fee Plan.(1).................................
 10.8    --  Form of Split Dollar Plan Documents.(1)...................................
 10.9    --  Form of Split Dollar Agreement.(1)........................................
10.10    --  Form of Indemnity Agreement between directors and executive officers and
             Sykes Enterprises, Incorporated.(1).......................................
10.11    --  Aircraft Lease Agreement between JHS Leasing of Tampa, Inc. as lessor and
             Sykes Enterprises, Incorporated as lessee, dated December 1, 1995.(1).....
10.12    --  Single Tenant Property Lease Agreement between Sykes Investments as landlord and Sykes Enterprises, Incorporated as tenant dated October 31,
             1989, for building in Charlotte, North Carolina.(1).......................
10.13    --  [Omitted].................................................................
10.14    --  Tax Indemnification Agreement between Sykes Enterprises, Incorporated and
             John H. Sykes.(1).........................................................  ......
10.15    --  Consultant Agreement between Sykes Enterprises, Incorporated and E.J.
             Milani Consulting Corp. dated April 1, 1996.(1)...........................  ......
10.16    --  Registration Rights Agreement among Sykes Enterprises, Incorporated and
             Johan Holm, Arne Weinz and Norhold Invest AB dated July 16, 1996.(2)......

                                                                                         SEQUENTIAL
EXHIBIT                                                                                     PAGE
NUMBER                                  EXHIBIT DESCRIPTION                                NUMBER
- ------       --------------------------------------------------------------------------  ----------
10.17    --  Registration Rights Agreement between Sykes Enterprises, Incorporated and
             Gordon H. Kraft dated August 30, 1996.(3).................................
 11.1    --  Statement re computation of per share earnings............................
 21.1    --  List of subsidiaries of Sykes Enterprises, Incorporated...................
 23.1    --  Consent of Foley & Lardner (included in Exhibit (5.1))....................
 23.2    --  Consent of Coopers & Lybrand L.L.P........................................
 23.3    --  Consent of Lindebergs Revisionbyra AB.....................................
 24.1    --  Power of Attorney relating to subsequent amendments (included on the signature page of this Registration Statement)............................
 27.1    --  Financial Data Schedule (for SEC use only)................................

- ---------------

(1) Filed as the same numbered Exhibit to Registration No. 333-2324 and incorporated herein by reference.
(2) Filed as an Exhibit to the Registrant's form 8-K dated July 31, 1996 and incorporated herein by reference.
(3) Filed as an Exhibit to the Registrant's form 8-K dated September 16, 1996 and incorporated herein by reference.